Form 20-F
SL Science Holding Ltd
filed 2026-06-18
CIK 2070534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 12, 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

11th Floor,
No. 479 Chongyang Road,
Nangang District, Taipei, Taiwan R.O.C. 115010

(Address of principal executive offices)

William Wang Ching-Dong Telephone: +886-2-26516826

Email: ir@slbtgroup.com

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.00001 per share	SLBT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 560,759,757 ordinary shares as of June 18, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

EXPLANATORY NOTE

On June 12, 2026 (the “Closing Date”), SL Science Holding Limited, a Cayman Islands exempted company (“SLBT,” “SL Science” or the “Company”), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated May 9, 2025 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among SLBT, Horizon Space Acquisition II Corp., a Cayman Islands exempted company limited by shares (“HSPT”), CW Mega Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of SLBT (“Merger Sub I”), WW Century Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of SLBT (“Merger Sub II”), and SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”).

As a result of the Business Combination, (i) Merger Sub I merged with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of SLBT (the “First Merger”), and (ii) following the First Merger, Merger Sub II merged with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of SLBT (the “Second Merger”). Upon the consummation of the Business Combination, each of HSPT and SL Bio became a subsidiary of SLBT, and HSPT’s shareholders and SL Bio’s shareholders received ordinary shares of par value of $0.00001 each of SLBT (“PubCo Ordinary Shares” or “Ordinary Shares”).

Pursuant to the Business Combination Agreement, (i) immediately prior to the First Merger Effective Time (as defined in the Business Combination Agreement), (a) each Acquiror Unit (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the First Merger Effective Time were automatically detached and the holder thereof were deemed to hold one Acquiror Ordinary Share (as defined in the Business Combination Agreement) and one Acquiror Right (as defined in the Business Combination Agreement) in accordance with the terms of the applicable Acquiror Unit (the “Unit Separation”); (b) each Acquiror Right issued and outstanding immediately prior to the First Merger Effective Time were automatically converted into one-tenth of an Acquiror Ordinary Share (the “Acquiror Right Conversion”); and (c) immediately following the Unit Separation and Acquiror Right Conversion, each Acquiror Ordinary Share (which, for the avoidance of doubt, includes the Acquiror Ordinary Shares held as a result of the Unit Separation and the Acquiror Right Conversion) issued and outstanding immediately prior to the First Merger Effective Time were automatically cancelled and cease to exist in exchange for the right to receive one newly issued PubCo Ordinary Share; and (ii) at the Second Merger Effective Time (as defined in the Business Combination Agreement), each Company Exchanging Share (as defined in the Business Combination Agreement) were automatically cancelled and converted into the right of each holder of the Company Exchanging Shares to receive, such number of newly issued PubCo Ordinary Shares, as determined in accordance with the Business Combination Agreement, based on an exchange ratio equal to the quotient of (a) $5.568 billion divided by $10.00 per share, divided by (b) the number of Company Ordinary Shares issued and outstanding immediately prior to the Second Merger Effective Time.

In connection with the Business Combination, SLBT entered into subscription agreements (the “Subscription Agreements” and the transactions contemplated under the Subscription Agreements, the “PIPE Financing”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors committed to purchase an aggregate of 780,000 units of SLBT (the “PubCo Units”), in a private placement for a purchase price of $10.00 per PubCo Unit. Each PubCo Unit consists of (i) one PubCo Ordinary Share and (ii) one series A preferred share of SLBT, par value $0.00001 per share (the “PubCo Preferred Shares” or “Preferred Shares”). Each PubCo Preferred Share will be converted into one-third (1/3) of one PubCo Ordinary Share (such converted PubCo Ordinary Shares, the “Conversion Shares”) on the six-month anniversary of the closing of the Business Combination. The PIPE Financing closed in conjunction with the closing of the Business Combination.

The Business Combination was approved at the extraordinary general meeting of HSPT’s shareholders held on February 12, 2026 (the “Extraordinary General Meeting”). HSPT’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. The Business Combination was consummated on June 12, 2026. As a result of the Business Combination, On June 15, 2026, PubCo Ordinary Shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “SLBT.”

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This shell company report on Form 20-F (including information incorporated herein by reference, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, the respective expectations, hopes, beliefs, intention or strategies of the Company, SL Bio or HSPT regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” “will,” “would” and “continue” or similar words. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Registration Statement on Form F-4 (Registration No. 333-292214 ) under the Securities Act (as amended, the “Form F-4”) filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2026, which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of PubCo Following the Business Combination,” and the proxy statement supplement filed with SEC on February 6, 2026, which is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan R.O.C. 115010.

B.	Adviser

Robinson & Cole LLP will act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

ARK Pro CPA & Co acted as the independent auditor of the Company as of December 31, 2025 and for the period from March 18, 2025 (inception) through December 31, 2025 and will continue to act as the independent auditor of the Company upon and following the consummation of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2025, after giving effect to the Business Combination and the PIPE Financing.

As of December 31, 2025 (pro forma)	($ in thousands)
Cash and cash equivalents	9,005
Total equity	8,887
Debt:
Non-current debt	65
Current debt	704
Total indebtedness	769
Total capitalization	9,656

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is SL Science Holding Limited. The Company was incorporated as an exempted company in the Cayman Islands with limited liability on March 18, 2025. The Company has been the consolidating entity for purposes of SL Bio’s financial statements since the consummation of the Business Combination on June 12, 2026. The history and development of the Company and the material terms of the Business Combination are set forth in the Form F-4 in the sections entitled “Summary of the Proxy Statement/Prospectus,” “Proposal 1 – The Business Combination Proposals,” and “Information related to SL Bio,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are set forth in Item 10 of this Report.

The Company’s registered office is situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and its principal executive office is 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan R.O.C. 115010. The Company’s principal website is www.slbtgroup.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

SL Science Holding Limited is a holding company with no substantive business operations of its own, and conducts its business activities through its subsidiary, SL Bio. Unless the context otherwise requires, all references in this section to the “Company,” “SLBT,” “we,” “us,” “our” or “SL Science” refer collectively to SL Science Holding Limited and its subsidiaries.

SL Science is a biomedical company specialized in developing innovative cellular and gene therapies. Established with a commitment to advancing regenerative medicine and cancer treatment, SL Science hopes to utilize immune stem cells to target cancer and bovine-derived milk exosomes to regenerate damaged tissues, thus potentially offering expansive medical applications for its products. With proprietary technologies such as Armed-T and Gamma Delta T cells, as well as exosome applications in skincare and cancer recovery, SL Science aims to create cellular therapies that we believe have the potential to revolutionize the cell therapy and immuno-oncology sector within the broader biopharmaceutical industry.

For its proprietary Armed-T Therapy, SL Science is engaged in active product design, in-vitro functional testing, and manufacturing process optimization. Armed-T is intended to enhance anti-cancer cytotoxicity by conjugating bispecific antibodies or other effector molecules to immune cells. As of the date of this Report, we have not initiated any formal good laboratory practice (GLP)-compliant in-vivo toxicity studies for Armed-T, and therefore no animal data are yet available.

For our Gamma Delta T (GDT) Cell Culture Technology, we have developed a proprietary ex-vivo expansion and activation process for γδ T cells derived from peripheral blood mononuclear cells (PBMCs). Development work to date has included optimization of cytokine stimulation protocols, culture conditions, and scalability assessments. We have conducted early-stage in-vitro cytotoxicity assays and in-vivo efficacy studies demonstrating the ability of expanded GDT cells to kill selected cancer cell lines. However, no formal GLP-compliant in-vivo toxicity studies have been completed to date for this platform.

Our business model is centered on developing partnerships with biopharmaceutical companies to transform innovative technologies into commercially viable drugs and cancer treatments. Our management team is driving accelerated research and pre-clinical trials by leveraging proprietary cell expansion and engineering platforms, strategic licensing of complementary technologies, and collaborations with academic and clinical partners. We completed in-vitro validation of our GDT Cell platform within 12 months of initiating process development and have advanced Armed-T constructs for solid tumor targets in parallel with manufacturing scale-up. SL Science has not yet obtained FDA clearance or approval for any of our product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA). Therefore, the efficacy and capacities of our product candidates have not yet been demonstrated in a clinical trial setting. All three product candidates — CD-19 Armed-T Therapy and GDT Cells therapies products for both pancreatic and brain cancer treatments — are currently in pre-clinical trials. Our preclinical research activities for each program include in-vitro cytotoxicity assays, binding affinity and stability evaluations for our Armed-T platform, and tumor-killing activity assessments of GDT cells in pancreatic and brain cancer models.

We intend to position SL Science as a potential leader in the next-generation allogeneic cell therapy industry, with a particular focus on GDT cell-based oncology treatments and engineered immune effector cell platforms under the leadership of our Chairman, Mr. William Wang, an expert in business management and marketing development with the assistance of our Chief Technology Officer, Dr. Ethan Shen, a seasoned biomedical expert with over 30 years of experience. Our key license partners also bring a wealth of experience. We expect that as our cell therapies for cancer treatment mature, we will gradually phase out our legacy exosome cosmetic and plant supplement businesses. That said, our exosome cosmetic and plant supplement businesses continue to be an important part of the Company’s business.

Advancing Innovative Armed-T Therapy that Enhances Blood Cancer Treatment

Our business is dedicated to the research and development of bispecific antibodies — engineered molecules that simultaneously recognize two distinct antigens, typically one on a cancer cell and another on an immune cell — to bring them together. We have licensed this technology from CytoArm Co., Ltd (“CytoArm”), a company registered in Taiwan.

At SL Science, we have applied bispecific antibody technology to develop a CD-19 Armed-T therapy. CD-19 is a protein expressed on the surface of B cells and is a well-established target in the treatment of blood cancers such as leukemia and lymphoma. CD-19 Armed-T cells are engineered T cells that bind bispecific antibodies (“BsAbs”), and our Armed-T therapy equips T cells with additional antibody molecules. The main challenges in cell therapy can be categorized into BsAb binding affinity, autologous cell manufacturing, and product stability, particularly with regard to BsAb dropout after thawing. Our strengths included the high binding affinity and high product stability of over 95% of BsAb binding after cryopreservation (long-term storage of biological materials at ultra-low temperatures).

Unlike conventional CAR-T (Chimeric Antigen Receptor T-cell) therapies — which involve genetically modifying a patient’s T cells to target cancer cells but can also inadvertently damage healthy cells and lead to severe side effects — our approach utilizes bispecific antibodies without genetic modification.

On March 9, 2023, SL Link Co., Ltd. (“SL Link”) entered into a global exclusive license agreement with CytoArm (the “CytoArm License Agreement”) to license patent applications, and know-how of CD-19 Armed-T products (the “CD-19 Armed-T Licensed Patent”). As of the date of this Report, all licensed patent rights are in the application stage and have not yet been granted, consistent with the disclosure in our Intellectual Property Portfolio section. On June 20, 2024, the license was transferred to us from SL Link in accordance with the patent transfer agreement (the “Patent Transfer Agreement”). Upon entering into the Patent Transfer Agreement, SL Link transferred the CD-19 Armed-T Licensed Patent, including the cooperation rights with CytoArm and the results generated from the CD-19 Armed-T products, to SL Bio, for $949,771, which is equivalent to the cost that SL Link incurred for research and development prior to the transfer. SL Bio bears the research and development costs of the CD-19 Armed-T products thereafter. CytoArm consented to the transfer of the CD-19 Licensed Patent to SL Bio and agreed to continue cooperating with SL Bio for the research and development of the CD-19 Armed-T products.

On November 20, 2024, CytoArm, SL Bio, and SL Link entered into a supplementary agreement to confirm the transfer of the CD-19 Armed-T Licensed Patent from SL Link to SL Bio and clarified the transfer of the rights, obligations, and financial arrangements between the parties. Under the CytoArm License Agreement and the supplementary agreement, SL Bio continues to hold a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products.

The CD-19 Armed-T Licensed Patent will terminate on the expiration date of CytoArm’s last-to-expire patent, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or, a material breach not corrected within thirty days. The last-to-expire licensed patent is scheduled to expire on March 2041. Under the agreement, we have agreed to jointly develop CytoArm’s products using CytoArm’s CD-19 Armed-T patent and technology in various regions, including the United States and Taiwan. Our Chairman and Chief Executive Officer, Mr. Wang, currently owns an indirect interest of approximately 12.6% in CytoArm.

For more information on the patented and proprietary technology Producing Armed Immune Cells” licensed from CytoArm, please see the section entitled “— Intellectual Property Portfolio” below. We may use the technologies for product development, manufacturing, offering for sale, selling, using, or importing products.

The total consideration of the CD-19 Armed-T Licensed Patent is NTD142,000,000 including VAT (or $4,373,600). As of the date of this Report, $277,200 was paid to CytoArm in accordance with the agreements. SL Bio will pay the remaining consideration of NTD133,000,000 ($4,096,400) to CytoArm for further research and development of this technology and for the application to a variety blood cancer drugs and products when certain conditions and milestones are satisfied and completed by CytoArm. The aggregate potential milestone payments to CytoArm are as follows:

Milestone Payments for CD-19 Armed-T Product

Milestone	Milestone Authorization Payment (NTD)
Submission to and acceptance of IND to the FDA	600,000
FDA Approval of IND	2,400,000
Completion of enrollment of all subjects in a Phase II Clinical Study	10,000,000
Submission to and acceptance of NDA by TFDA	4,000,000
NDA or BLA approval by TFDA	16,000,000
Submission to and acceptance by FDA for a NDA or BLA	20,000,000
FDA Approval of NDA or BLA	80,000,000
Total	133,000,000

SL Bio is also obligated to pay a royalty of 15% of the sales of the CD-19 Armed-T products generated from CD-19 Armed-T Licensed Patent to CytoArm on a quarterly basis, and patent application fees (if any), patent maintenance fees, and project development fees, as well as expenses, costs, taxes, and fees incurred during the term of the agreement. As of the date of this Report, there have been no patent application fees, patent maintenance fees, or project development fees payable or reimbursable by SL Bio under the CytoArm license agreement.

Timeline for Bringing IND submission and Clinical Trial Pipelines for CD-19 Armed-T Products

The timeline for obtaining FDA approval begins with preclinical studies, including in vitro and animal tests, to evaluate safety and efficacy. Following successful preclinical results, an IND application is submitted to the FDA, detailing study plans, manufacturing processes, and preliminary data. The FDA typically reviews the IND within 30 days; if cleared, clinical trials proceed through Phase I (initial safety and dosing), Phase II (efficacy and expanded safety assessment), and Phase III (confirmation of effectiveness against standard treatments). After successful completion of clinical studies, an NDA or BLA is submitted. Whether to take the NDA or BLA pathway will be decided after the pre-IND meeting with the FDA, during which we may obtain feedback on our product development program, including the design of our preclinical studies, the design of our initial IND study, and the product manufacturing and quality controls that will be needed to initiate human studies. FDA then performs a comprehensive regulatory review, typically lasting between 6 to 10 months. Upon approval, the therapeutic product enters the market, subject to ongoing post-marketing surveillance to ensure sustained safety and efficacy.

SL Science’s clinical trials will be conducted by SL Bio with the assistance of CytoArm, the owner of the Armed-T technology. CytoArm possesses extensive expertise and proprietary knowledge regarding the Armed-T therapeutic platform, making it uniquely qualified to manage clinical development and ensure rigorous adherence to regulatory standards. By entrusting CytoArm with trial execution, SL Science leverages CytoArm’s specialized capabilities, ensuring efficient clinical progress and effective utilization of resources while maintaining compliance with FDA regulatory requirements. At this time, SL Science has not yet obtained FDA clearance or approval for any of our product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

For the Company’s blood cancer program, as of the date of this Report no IND has been filed. SL Bio submitted an INTERACT meeting request to the FDA in October 2025 and received the FDA’s written responses on January 6, 2026. The FDA advised that the program’s nonclinical, manufacturing, and release-testing packages were not yet sufficient to support an IND. The Company is addressing the FDA’s comments, including by conducting additional nonclinical studies and further developing its manufacturing and release-testing methods, and intends to request a pre-IND meeting before filing the IND, which it currently anticipates during the first quarter of 2027. The IND submission to the FDA is projected to be filed in Q1 2027. If SL Science is able to obtain an IND, the Company intends to proceed with a Phase I clinical trial. If the Phase I clinical trial is successfully completed, SL Science intends to proceed with a Phase II clinical trial. If the Phase II clinical trial is successfully completed, SL Science intends to proceed with a Phase III clinical trial, which may take several years to complete. If the Phase III trial is successfully completed, SL Science intends to submit a New Drug Application (NDA) to the FDA. SL Science has not received any FDA approval for its products to date, and there is no guarantee that we will ever obtain FDA approval for our products.

SL Science’s clinical development strategy is intended not only to obtain FDA regulatory approval but also to commercialize our CD-19 Armed-T products, if supported by favorable clinical trial results. If Phase II clinical trials are successfully completed, SL Science intends to actively pursue strategic partnerships, licensing agreements, or potential acquisition opportunities with leading pharmaceutical companies. These partnerships are critical for facilitating large-scale Phase III trials, accelerating regulatory approval, and maximizing the commercial potential of our therapeutic products. We have initiated preliminary discussions and established initial relationships with potential pharmaceutical partners who have expressed interest in innovative oncology therapies such as our Armed-T platform. We anticipate formalizing these partnerships or licensing arrangements if the data from Phase II clinical trials provide evidence of safety and efficacy sufficient to warrant further development. Our strategy focuses on aligning with pharmaceutical companies possessing robust commercialization networks, established manufacturing infrastructure, and extensive market access capabilities to ensure rapid and broad distribution upon FDA approval. This strategic approach is intended to support the goal of achieving a licensing deal or acquisition by a major pharmaceutical entity by the completion of Phase III trials, thereby potentially bringing our Armed-T therapeutic products to market and expanding patient accessibility.

Under the CytoArm License Agreement and the supplementary agreement, SL Bio holds a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products. The CD-19 Armed-T Licensed Patent will terminate on the expiration date of CytoArm’s last-to-expire patent, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or, a material breach not corrected within thirty days. The last-to-expire licensed patent is scheduled to expire in March 2041. Under the agreement, SL Bio and CytoArm have agreed to jointly develop CytoArm’s products using CytoArm’s CD-19 Armed-T patent and technology in various regions, including the United States and Taiwan.

Advancing Gamma Delta T cell culture technology that enhances Pancreatic and Brain Cancer Treatment

Our business also focuses on research and development for cancer treatment expanded to pancreatic and brain cancer by using the pioneering allogeneic, off-the-shelf cell therapies with Gamma delta T (“GDT” or “γδT”) cell culture technology.

Ji Yan BioMedical Co., Ltd. (“JY BioMed”) successfully completed the discovery and pre-clinical phases for the GDT cell therapy products in 2024. One preclinical non-animal study was designed to evaluate the cytotoxic effect of modified GDT cells against three human pancreatic carcinoma cell lines. The GDT cells used in this study were engineered T lymphocytes derived from peripheral blood, which were then expanded using a proprietary cytokine cocktail and armed with bispecific antibodies targeting specific tumor antigen, designed specifically for pancreatic cancer cell recognition and T cell activation. The findings of this study indicated that all three of the tested human pancreatic carcinoma cell lines were susceptible to modified GDT cell-toxicity. A second preclinical animal study was designed to evaluate the efficacy of unmodified GDT cells in the human glioblastoma U-87 MG xenograft model with female severe combined immunodeficient mice. The GDT cells used in this study were T lymphocytes derived from peripheral blood, expanded ex vivo using cytokine with no genetic modification or artificial receptor engineering. This study observed significant reductions in mean tumor volumes for all three groups of mice that were treated with unmodified GDT cells. Nonetheless, the results of these preclinical studies in no way guarantee that the same or similar results will be observed in clinical trials. SL Science has not yet obtained FDA clearance or approval for any of our product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

GDT Cells may represent an advanced allogeneic cell therapy engineered for immunotherapeutic applications. Preclinical studies have shown that GDT Cells exhibit low residual αβ T cell contamination and high expression of key markers including CD3, Vδ2 and NKG2D, as measured in in-vitro flow cytometry marker expression assays.

Preclinical studies have validated GDT Cells for their effective targeting and elimination of various cancer cell lines. Our GDT Cells are manufactured through JY BioMed’s partnership with a U.S. FDA-compliant contract development and manufacturing organization (CDMO) facility, and JY BioMed supplies the GDT Cells to us as a qualified raw material for our next-generation immunotherapies. This provides us with a ready-to-use cell therapy product — further expediting our clinical translation of cell-based immunotherapies to bring cutting-edge cancer treatments to patients worldwide.

GDT Cells can be sourced from healthy donors and expanded in large quantities, making them an accessible “off-the-shelf” therapy. They have broader anti-tumor activity and a lower risk of graft-versus-host disease (GvHD) compared to conventional T cells, as they do not rely heavily on MHC for tumor recognition and have more innate-like immune functions.

We license the GDT cell culture technology from JY BioMed, a company registered in Taiwan. Dr. Ethan Shen, our Chief Technology Officer, has served as JY BioMed’s CEO until August 1, 2025, and has served as the Chairman of JY BioMed since December 1, 2025 and holds a 76.0% equity stake as of the date of this Report. This technology significantly enhances our ability to expand GDT cells for the treatment of pancreatic and brain cancers.

GDT cells are naturally non-MHC restricted — that is, they do not rely on major histocompatibility complex (MHC) proteins which are essential for presenting antigens to T cells and triggering immune responses for recognition.

Since JY BioMed possesses “Human-Derived Immune Cell γδT Cell Pharmaceutical — Clinical-Grade Manufacturing Technology” and the related proprietary expertise and technical data, with the capability for clinical application development, we entered into two global non-exclusive license agreements for GDT Immune Cells (γδT Cells) with JY BioMed on December 27, 2024, for pancreatic and brain cancers. On April 28, 2025, SL Bio amended and restated its agreements with JY BioMed to, among other things, combine the two prior agreements into a single agreement (the “GDT Cells License Agreement”), which grants SL Bio exclusive licenses for pancreatic and brain cancer treatment and adjusts the total consideration. With the licenses and the technical support by JY BioMed, we intend to utilize the aforementioned technology for the research and development of clinical-grade cellular products related to GDT cell pharmaceuticals for the pancreatic and brain cancer treatment, and to apply these products in regenerative medicine and clinical research in future.

According to the GDT Cells License Agreement, we have a global exclusive right to use, implement, reproduce, and modify JY BioMed’s proprietary technology and technical data for the development, manufacturing, offering for sale, selling, and use of the products derived and developed from JY BioMed’s GDT cells technology for pancreatic and brain cancer treatment (“GDT cell therapy products”). The term of licensed period of the GDT Cells Licenses is 20 years after the GDT cell therapy products are launched, unless terminated by either party with 30 days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, or if the other party undergoes reorganization, dissolution, or bankruptcy.

Upon the entering of the original license agreements in December 2024, SL Bio paid $1 million to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment. SL Bio will also bear the future research and development costs of GDT cell therapy products thereafter.

The total consideration of the GDT Cells License Agreement is $38 million and SL Bio is obligated to pay a royalty of 7% and 10% of the sales of the GDT cells therapy products for pancreatic and brain cancer treatment generated from JY BioMed Licenses, respectively. As of the date of this Report, the $1 million payment noted above was paid to JY BioMed, according to the GDT Cells License Agreement. SL Bio will pay the remaining consideration of $37 million to JY BioMed for further research and development of this technology and for the application to pancreatic and brain cancer drugs and products when certain conditions and milestones are satisfied and completed by JY BioMed. The aggregate potential milestone payments to JY BioMed are as follows:

Milestone Payments for GDT cell therapy product for Pancreatic Cancer

No.	Milestone Condition	Milestone Payment US$
1	Completion of the validation of GDT Cell Cytotoxicity	2,000,000
2	Completion of the non-clinical animal efficacy and safety assessments for the pancreatic cancer	600,000
3	Submission and acceptance of IND application to the FDA	600,000
4	FDA approval of IND	800,000
5	Successful completion of the Phase I clinical trials confirming that safety and preliminary efficacy meet predetermined targets	3,000,000
6	Completion of enrollment of all subjects in a Phase II clinical trial	2,000,000
7	Completion of interim data collection and preliminary statistical analysis during Phase II Clinical trial period and submission of interim report that meets FDA requirements.	3,000,000
8	Completion of final data collection and statistical analysis of efficacy and safety data from all Phase II Clinical trial subjects and submission of complete final report that meets FDA requirements.	5,000,000
	Total	17,000,000

Milestone Payments for GDT cell therapy product for Brain Cancer

No.	Milestone Condition	Milestone Payment US$
1	Completion of the validation of GDT Cells Cytotoxicity	2,500,000
2	Completion of the non-clinical animal efficacy and safety assessments for the brain cancer	750,000
3	Submission and acceptance of IND application to the FDA	750,000
4	FDA approval of IND	1,000,000
5	Successful completion of the Phase I clinical trials confirming that safety and preliminary efficacy meet predetermined targets	5,000,000
6	Completion of enrollment of all subjects in a Phase II clinical trial	2,000,000
7	Completion of interim data collection and preliminary statistical analysis during Phase II Clinical trial period and submission of interim report that meets FDA requirements.	3,000,000
8	Completion of final data collection and statistical analysis of efficacy and safety data from all Phase II Clinical trial subjects and submission of complete final report that meets FDA requirements.	5,000,000
	Total	20,000,000

SL Bio is also obligated to pay the patent application fees (if any), patent maintenance fees, and project development fees, as well as expenses, costs, taxes, and fees incurred during the term of the agreement. As of the date of this Report, there have been no patent application fees, patent maintenance fees, or project development fees payable or reimbursable by SL Bio under the GDT Cells License Agreement.

According to the National Cancer Institute (https://www.cancer.gov/about-cancer/understanding/statistics, updated May 2025), approximately 40% of people in the U.S. will be diagnosed with cancer during their lifetime. The costs of cancer treatment in the U.S. are estimated to exceed $245 billion by 2030, which is a projection by the American Association for Cancer Research (https://www.aacr.org/about-the-aacr/newsroom/news-releases/cancer-care-costs-in-the-united-states-are-projected-to-exceed-245-billion-by-2030/, published June 2020). This figure reflects the growing financial burden associated with cancer care, which includes various treatment modalities such as chemotherapy, radiation, and surgical interventions. The rising costs are attributed to factors such as an aging population and advancements in expensive treatment options. Our two primary target indications are pancreatic cancer and brain cancer, specifically glioblastoma multiforme (GBM). Both conditions present substantial clinical challenges due to aggressive tumor biology, limited effective treatment options, and poor patient prognosis. Pancreatic cancer is characterized by rapid progression, late-stage diagnosis, and resistance to conventional therapies, resulting in one of the lowest survival rates among cancers. The current therapeutic landscape primarily involves surgery, chemotherapy, and radiation; however, these modalities often provide limited improvement in survival. The introduction of GDT cell therapy presents a promising therapeutic alternative. GDT cells, derived from healthy donors and expanded ex vivo, provide a scalable, “off-the-shelf” solution. Brain cancer, particularly GBM, is similarly challenging, with median survival times often less than two years despite aggressive standard treatments. The blood-brain barrier limits the effectiveness of conventional therapies, necessitating novel therapeutic approaches. GDT cells, administered intracranially, offer an innovative strategy for targeting GBM directly within the tumor microenvironment. The unique properties of GDT cells position them as a promising therapeutic avenue for GBM. By focusing on these two critical indications, we hope to address significant unmet medical needs and provide effective, accessible treatments to improve patient outcomes. However, we note that, at this time, SL Science has not yet obtained FDA clearance or approval for any of our product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

According to a report published by the Business Research Company (https://www.thebusinessresearchcompany.com/report/solid-tumor-cancer-treatment-global-market-report, published January 2025), the global solid tumor cancer therapeutics and market size was $232 billion in 2024 and estimated to $266 billion in 2025. It is further expected to grow to $443 billion in 2029 with a CAGR of 13.6%. Within this growing market, GDT cell therapies for pancreatic cancer and brain cancer are poised for significant expansion.

According to a report published by The Business Research Company (published January 2026), the global solid tumor cancer treatment market reached $265.41 billion in 2025 (https://www.thebusinessresearchcompany.com/report/solid-tumor-cancer-treatment-global-market-report#market-overview). It is projected to grow to $301.06 billion in 2026 and further expand to $501.28 billion by 2030 at a compound annual growth rate (CAGR) of 13.6% (https://www.thebusinessresearchcompany.com/report/solid-tumor-cancer-treatment-global-market-report#market-growth-forecast). Within this growing market, the report notes that major companies are focusing on developing advanced cell-based treatments for solid tumors (https://www.thebusinessresearchcompany.com/report/solid-tumor-cancer-treatment-global-market-report#market-trends-and-insights).

According to Fortune Business Insights (https://www.fortunebusinessinsights.com/pancreatic- cancer-treatment -market-101989, updated May 2026), the global pancreatic cancer treatment market, was valued at approximately $3.82 billion in 2025, and is expected to grow from $4.42 billion in 2026 to $14.43 billion by 2034, driven by advanced therapeutic approaches like GDT cell therapies, increased disease prevalence, and improvements in early diagnosis. In the U.S., this market alone is projected to reach about $5.25 billion by 2032 due to sophisticated healthcare infrastructure and rapid adoption of innovative treatments. Similarly, the global  brain tumor treatment market, valued at around $2.29 billion in 2025, is estimated to rise to approximately $5.2 billion by 2032, reflecting increased investments in new therapeutic developments and growing patient populations, according to a report published by Fortune Business Insights (https://www.fortunebusinessinsights.com/brain-tumor-drugs-market-105025, updated May 2026). The U.S. market for brain tumor treatments is also expected to experience robust growth, reaching about $1.47 billion by 2030, fueled by significant ongoing research, drug development, and favorable regulatory frameworks supporting novel therapies such as GDT cell therapeutics.

Further, according to the Fortune Business Insights report on pancreatic cancer, the growth of the pancreatic cancer therapeutics and diagnostics market is propelled by technological innovations and new treatment extensions. This includes immunotherapy and other targeted therapies, along with advances in surgery that are changing the way we treat these malignancies for the better. Furthermore, the growth of the market is also related to increasing awareness, rising patient population and several U.S. governmental programs aimed at improving health care facilities and therapies. Their commitment has resulted in new high-value investments in research and therapies, as well as the expansion of clinical trial markets. Therefore, the market structure creates favorable conditions for further growth in treatment development and innovation.

Timeline for IND submission and Clinical Trial Pipelines for GDT cell therapy products

In December 2024, JY BioMed obtained an active U.S. FDA Drug Master File (DMF) number (DMF Number: 041080) for its Unmodified Vδ2+ Gamma Delta T Cells technology. This DMF provides the U.S. FDA with confidential, detailed information regarding the manufacturing, processing, and quality controls of the technology, making it available for reference by authorized parties during regulatory submissions. DMF holders can authorize one or more applicants or sponsors to incorporate by reference information contained in the DMF without having to disclose that information to the applicants or sponsors. DMFs are submitted solely at the discretion of their holders and are not required by statute or regulation. Ordinarily, the FDA neither independently reviews nor approves DMF submissions. Instead, the FDA customarily reviews the technical contents of DMFs only in connection with the review of applications that reference them.

Our estimated timeline for bringing our GDT cell therapy products to US market is as follows:

●	JY BioMed has passed through the discovery and preclinical stage in December 2024.

●	Technology transfer of the manufacturing process to an FDA-compliant CDMO was completed in July 2025, and the closed-system cell-processing equipment required for the alpha-beta T-cell depletion step was installed at the CDMO in February 2026.

●	The clinical-grade reagent used in the alpha-beta T-cell depletion step is subject to import review by the TFDA; the import application was filed in May 2026, and delivery is currently expected in the fourth quarter of 2026. IND-enabling GLP toxicology studies require clinical-grade material and have not commenced.

●	As of the date of this Report, no IND has been filed with the FDA. SL Bio is the intended sponsor of the IND and currently expects to file it following completion of the IND-enabling GLP toxicology studies and a planned pre-IND meeting, anticipated during Q1 2027, subject to the risks described herein. The IND submission to the FDA is projected to be filed in Q3 2027.

●	Phase I clinical trial is projected to be initiated if SL Science is able to obtain an IND.

●	Phase II clinical trial is projected to be initiated following completion of the Phase I clinical trial.

●	Phase III clinical trial is projected to be initiated following completion of the Phase II clinical trial.

SL Science has not received any FDA approval for its products to date, and there is no guarantee that we will ever obtain FDA approval for our products.

On March 30, 2026, SL Bio submitted a request for orphan-drug designation of its Vδ2+ γδT cell product for the treatment of GBM (DRU-2026-11528). By letter dated May 22, 2026, the FDA’s Office of Orphan Products Development declined to grant the request at that time and requested additional nonclinical data, including efficacy data in which the product is administered after tumor establishment, and confirmation of the identity of the product used in the animal studies. The request has been held in abeyance, and SL Bio may submit an amendment within one year. SL Bio has engaged a Contract Research Organization (“CRO”)   to generate the requested data and intends to seek orphan-drug designation for the pancreatic cancer indication. Orphan-drug designation, if granted, provides development incentives but does not constitute marketing approval, does not accelerate or replace the IND process, and is not assured.

Our strategy for bringing GDT cell therapy products to the U.S. market includes a clearly defined pathway that emphasizes both independent clinical development and strategic partnerships. JY BioMed successfully completed the discovery and pre-clinical phases in 2024. One preclinical non-animal study was designed to evaluate the cytotoxic effect of modified GDT cells against three human pancreatic carcinoma cell lines. The GDT cells used in this study were engineered T lymphocytes derived from peripheral blood, which were then expanded using a proprietary cytokine cocktail and armed with bispecific antibodies targeting specific tumor antigen, designed specifically for pancreatic cancer cell recognition and T cell activation. The findings of this study indicated that all three of the tested human pancreatic carcinoma cell lines were susceptible to modified GDT cell-toxicity. A second preclinical animal study was designed to evaluate the efficacy of unmodified GDT cells in the human glioblastoma U-87 MG xenograft model with female severe combined immunodeficient mice. The GDT cells used in this study were T lymphocytes derived from peripheral blood, expanded ex vivo using cytokine with no genetic modification or artificial receptor engineering. This study observed significant reductions in mean tumor volumes for all three groups of mice that were treated with unmodified GDT cells. Nonetheless, the results of these preclinical studies in no way guarantee that the same or similar results will be observed in later clinical trials.

The successful completion of the discovery and preclinical phases in 2024 has positioned SL Bio to file an IND application with the FDA, which SL Bio currently expects to occur during Q3 2027. If the IND is successfully obtained, SL Science intends to proceed with a Phase I trial. If the Phase I clinical trial is successfully completed, SL Science intends to proceed with a Phase II clinical trial. If the Phase II clinical trial is successfully completed, the Company intends to proceed with a Phase III clinical trial, which may take several years to complete. Key trial endpoints will include safety profiles, tumor response rates, survival metrics, progression-free survival, and patient quality of life indicators. JY BioMed holds the IP of the GDT Cell therapy product expansion and will manage these clinical trials due to its specialized experience in cell therapy development and regulatory affairs, while SL Bio will pay for the costs of clinical development and be primarily engaged in technology development and licensing activities. SL Science has not received any FDA approval for its products to date, and there is no guarantee that we will ever obtain FDA approval for our products.

Simultaneously, we plan to actively pursue licensing agreements or potential acquisitions with major pharmaceutical companies beginning in the late Phase I or early Phase II stages. This strategic partnership approach aims to leverage the resources, expertise, and commercial channels of established industry leaders to ensure swift market entry upon successful completion of clinical trials. Through early engagement with potential pharmaceutical partners, JY BioMed aims to maximize the commercial potential of our GDT cell therapy products and expedite their availability to patients.

Upon the entering of the original license agreements in December 2024, SL Bio paid $1 million to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment. SL Bio will also bear the future research and development costs of GDT cell therapy products thereafter. According to the GDT Cells License Agreement, SL Bio has a global exclusive right to use, implement, reproduce, and modify JY BioMed’s proprietary technology and technical data for the development, manufacturing, offering for sale, selling, and use of the products derived and developed from JY BioMed’s GDT cells technology for pancreatic and brain cancer treatment (the GDT cell therapy products). The term of licensed period of the GDT Cells Licenses is 20 years after the GDT cell therapy products are launched, unless terminated by either party with 30 days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, or if the other party undergoes reorganization, dissolution, or bankruptcy.

Our Exosome Business

Since 2022, we have developed and sold milk-derived exosome cosmetics and plant extract hair care solutions for consumers in Taiwan. We expect that as our cell therapies for cancer treatment mature, we will gradually phase out our legacy exosome cosmetic and plant supplement businesses. That said, our exosome cosmetic and plant supplement businesses continue to be an important part of our overall business.

Milk-Derived Exosome Skin Care

Milk-derived exosomes are nano-sized extracellular vesicles naturally secreted by mammary epithelial cells and found abundantly in the milk of mammals such as cows and humans. These vesicles are rich in bioactive molecules, including proteins, lipids, and nucleic acids (such as microRNAs), and play a key role in intercellular communication. Due to their biocompatibility, stability in the gastrointestinal tract, and natural origin, milk-derived exosomes are gaining attention as a promising therapeutic delivery system.

Their therapeutic benefits include the ability to deliver drugs, RNA molecules, or other therapeutic agents across biological barriers with low immunogenicity. Studies have shown they can modulate immune responses, support gut health, and exhibit anti-inflammatory and regenerative properties. Furthermore, their scalable extraction from milk makes them an accessible and cost-effective platform for drug delivery and nutraceutical applications.

Since 2022, we have developed and supplied cow milk exosome-based cosmetic formulations in Taiwan, launching commercially available skincare products in 2023.

Our skincare products are certified according to International Organization for Standardization (ISO) standards, dermatologically tested, and rigorously quality-controlled, our exosome-based concentrates represent a cell-free alternative to traditional stem cell therapies.

While there is no present intention to market our exosome-containing products in the U.S., we may later determine to do so. Such products are subject to regulation in the U.S. under the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. 301 et seq. (FDCA). There are currently no FDA-approved exosome products in the U.S. Nonetheless, based on FDA’s regulatory scheme, and based on their intended use, we believe that such products will be regulated as drugs needing FDA approval, medical devices potentially needing FDA clearance or approval, or cosmetics. If only cosmetic-type claims are made for these products, we believe it is arguable that such products should be regulated as cosmetics, rather than drugs or medical devices. In Taiwan, our exosome-containing products are classified as non-medical cosmetics under Taiwan’s Cosmetic Hygiene and Safety Act. In accordance with Taiwan’s cosmetic regulations, such products are permitted for sale without premarket approval, provided that they do not contain restricted ingredients.

As noted previously, any statements regarding the intended use of these products contained in this Report pertain to marketing these products outside the U.S., and in no way indicate how SL Science may eventually intend to label and market such products in the U.S. Notably, statements that may be considered by the FDA to be drug claims, such as those referring to the modulation of immune responses and regenerative properties, are applicable to these products solely as they are marketed outside the U.S. Such claims or claims that are similar in kind will not be utilized to market these products in the U.S. if we decide to market such products in the U.S. as cosmetics.

Should SL Science choose to market our exosome products in the U.S. as cosmetics, we will carefully revise any labeling, product claims, marketing statements, and all other applicable materials to ensure compliance with U.S. regulatory requirements applicable to cosmetics. Any claims referenced in this Report that may be interpreted as drug or medical device claims with respect to these products will be carefully reviewed and modified as appropriate at that time.

The table below lists our current skincare products available in Taiwan:

Item	Illustration	Supplier/Manufacturer	Exosome Type	Market
Exosome Concentrate		YC Biotech CO., LTD	Bovine Milk-derived Exosomes	Taiwan

Skin care product (Exosomes)		YC Biotech CO., LTD	Bovine Milk-derived Exosomes	Taiwan

Our Plant Extract Business

Citrus Reticulata (Tangerine) Extract Hair Care

Citrus reticulata (tangerine) extract is derived from the peel and pulp of the tangerine fruit, a botanical source rich in natural antioxidants, vitamins, flavonoids, and essential oils.

Since 2022, we have focused on the research and development of tangerine extract-based cosmetic formulations in Taiwan, combining traditional botanical knowledge with modern cosmetic science. In 2023, we successfully launched our tangerine extract hair care products commercially in Taiwan. Our hair care products include high-purity tangerine extract and scalp treatment tonics. All formulations are ISO-certified, dermatologically tested, and manufactured under strict quality control protocols. These products provide a safe, natural alternative to synthetic scalp treatments and are suitable for long-term use across a variety of hair types and conditions.

While there is no present intention to market our products containing plant-based extracts in the U.S., we may later determine to do so. Such products are subject to regulation in the U.S. under the FDCA, however it is uncertain whether plant-based exosome products would be regulated by FDA as drugs or cosmetics. If only cosmetic-type claims are made for these products, we believe it is arguable that such products should be regulated as cosmetics, rather than drugs. In Taiwan, our exosome-containing products are classified as non-medical cosmetics under Taiwan’s Cosmetic Hygiene and Safety Act. In accordance with Taiwan’s cosmetic regulations, such products are permitted for sale without premarket approval, provided that they do not contain restricted ingredients or make unsubstantiated therapeutic claims.

As noted previously, any statements regarding the intended use of these products contained in this Report pertain to marketing these products outside the U.S., and in no way indicate how SL Science may eventually intend to label and market such products in the U.S. Notably, statements that may be considered by the FDA to be drug claims, such as those referring to hair growth, dandruff reduction, and hair follicle regeneration, are applicable to these products solely as they are marketed outside the U.S. Such claims or claims that are similar in kind will not be utilized to market these products in the U.S. if we decide to market such products in the U.S. as cosmetics.

Should SL Science choose to market our products containing plant-based extracts in the U.S. as cosmetics, we will carefully revise any labeling, product claims, marketing statements, and all other applicable materials to ensure compliance with U.S. regulatory requirements applicable to cosmetics. Any claims referenced in this Report that may be interpreted as drug claims with respect to these products will be carefully reviewed and modified as appropriate at that time.

Item	Illustration	Supplier/Manufacturer	Extract Type	Market
Hair care product (Plant Extract)		YC Biotech CO., LTD	Plant-derived Extract (Tangerine)	Taiwan

Starting in the third quarter of 2024, SL Bio commenced the sales of exosomes to corporate customers in Taiwan, including a distribution arrangement with one of our corporate customers, Yu Ru Health Management Consulting Co., Ltd. Under this distribution agreement, SL Bio grants Yu Ru Health Management Consulting Co., Ltd. exclusive rights to market products in Asia and commits to providing marketing strategies, product training, technical support, and promotional materials. The agreement is effective from July 1, 2024, until June 30, 2025.

We believes that the extension of sales channels from retail to corporate customers will enable the expansion of sales in the near future. The global market for exosome-based skincare and haircare products is rapidly expanding, driven by increasing consumer demand for advanced anti-aging and regenerative treatments. This distribution agreement is for promoting and distributing SL Science’s branded products across Asia.

According to Valuates Reports (https://reports.valuates.com/market-reports/QYRE-Auto-2N13078/global-exosomes-skincare, updated April 2026), the global exosome skincare market was valued at approximately US$423 million in 2024 and is projected to reach US$809.5 million by 2032, growing at a compound annual growth rate (CAGR) of 9.9%. In the United States alone, the exosome market was estimated at US$73.58 million in 2023, with a projected CAGR of 34.2% from 2024 to 2030, according to a report by Grand View Research (https://www.grandviewresearch.com/industry-analysis/us-exosomes-market-report, published April 2024). This robust growth, according to the report, is attributed to technological advancements in exosome extraction and application, rising consumer awareness about regenerative medicine benefits, and increased investment in biotechnology research. These factors collectively underscore the significant potential and sustained growth prospects for exosome products in both skincare and haircare sectors globally.

Intellectual Property Portfolio

Our commercial success depends in part on our ability to obtain rights in patented and other proprietary and commercially important technologies, inventions, know-how, and trade secrets related to our business, and operate without infringing on the valid and enforceable intellectual property rights of others.

The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific, and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently licensing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we license may be challenged, circumvented, or invalidated by third parties.

In addition to patent protection, we also rely on know-how and trade secrets for proprietary information that is not amenable to, or that is not appropriate for, patent protection, to develop and maintain our proprietary position. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information and entering into agreements with our employees, consultants, advisors, and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect know-how, trade secrets, and other proprietary information that we own or license from third parties.

As of the date of this Report, SL Science does not own any patents; however, we have licensed one issued patent in the United States; and nine pending patents, including one pending patent in United States in addition to know-how related to or which may otherwise be used to practice the inventions and technologies in the licensed patents and/or patent applications.

The table below summarizes SL Science’s portfolio of patents, all of which are licensed by CytoArm:

CD-19 LICENSED PATENTS

Invention Name	Application Region	Application Date	Application Number	Issue Date	Certificate Number	Status	Potential Expiration Date
BI-SPECIFIC ANTIBODIES FOR USE IN PRODUCING ARMED IMMUNE CELLS	Taiwan	2021/03/23	TW202202522A			Pending	March 2041
	United States	2021/03/23	US2024209084A1			Pending	March 2041
	Japan	2021/03/23	2023-519851A			Pending	March 2041
	Australia	2021/03/23	2021244375A1			Pending	March 2041
	Europe	2021/03/23	EP4126954A4			Pending	March 2041
	China	2021/03/23	202180029464.3			Pending	March 2041
	World	2021/03/23	WO2021195067A1			Pending	March 2041
	Singapore		11202253320D			Pending	March 2041
	Israel		296566			Pending	March 2041

JY BioMed also in the application of the following patent in relation to the production of the GDT Cells:

JY BIOMED PATENT

Invention Name	Application country	Application Date	Application No.	Certificate No.	Status	Expiration Date
METHOD FOR THE PRODUCTION OF GAMMA DELTA T CELLS FOR IMMUNOTHERAPY APPLICATIONS	US	2025/01/07	63/742,633		Provisional Application

Competition

SL Science is focused on advancing its core cell therapy pipeline, with an emphasis on novel T cell platforms addressing unmet medical needs in oncology. Key strategic plans for the near future include:

1.	Armed-T IND Submission and Phase I Initiation (2025 – 2026): Armed-T, has conducted preclinical studies and, following an INTERACT meeting with the FDA (written responses dated January 6, 2026), is addressing the FDA’s comments and completing additional nonclinical and manufacturing activities. The Company intends to request a pre-IND meeting and currently anticipates filing the IND during Q1 2027.

2.	Advancement of Gamma Delta T Cell (GDT) Platform: The Company is optimizing its allogeneic GDT cell therapy platform. Completion of the IND-enabling GLP toxicology studies depends on the availability of clinical-grade material (see “—Timeline” above); the Company currently expects SL Bio to file an IND for the GDT cell therapy products during Q3 2027. The platform targets both solid and hematologic malignancies and offers a differentiated safety and manufacturing profile compared to conventional CAR-T therapies.

3.	Strategic Partnering and Licensing: The Company plans to seek development and commercialization partnerships with global pharmaceutical companies following early clinical validation (e.g., late Phase I/early Phase II). These partnerships are expected to accelerate global market access and reduce commercialization risk.

4.	Gradual Exit from Legacy Non-Core Business Lines: Consistent with its focus on advanced cell therapies, the Company intends to gradually phase out its legacy exosome cosmetic and plant supplement businesses, while fulfilling all existing contractual obligations.

These initiatives reflect the Company’s commitment to becoming a clinically driven, innovation-focused biotechnology company with a primary emphasis on immune cell therapy.

In general, the cancer treatment landscape is competitive. We face competition from both platform- and pipeline-stage competitors as well as commercial-stage competitors.

Our platform- and pipeline-stage competitors are companies that focus on gamma delta T cell (GDT) platforms or closely related allogeneic/engineered T cell programs at similar stages of development, including:

●	Adicet Bio, Inc. (Nasdaq: ACET) — Allogeneic GDT platform; Phase I clinical trial (ADI-001);

●	IN8bio, Inc. (Nasdaq: INAB) — Autologous GDT therapy; Phase I/II clinical trials;

●	Cabaletta Bio, Inc. (Nasdaq: CABA) — Engineered T cell therapies for autoimmune disease; early clinical development;

●	Precision BioSciences, Inc. (Nasdaq: DTIL) — Gene-edited allogeneic T cell programs; early-stage oncology pipeline; and

●	TCR² Therapeutics — TCR-T cell therapy company (acquired by Kite Pharma/Gilead in 2023).

Our commercial-stage competitors include well-known pharmaceutical companies and large-cap strategic acquirers in the cell therapy and oncology space, including:

●	Gilead Sciences, Inc. (Nasdaq: GILD) — Commercial CAR-T (Yescarta); acquirer of Kite Pharma;

●	Bristol Myers Squibb Company (NYSE: BMY) — Commercial CAR-T (Breyanzi, Abecma);

●	Novartis AG (NYSE: NVS) — Commercial CAR-T (Kymriah); and

●	Amgen Inc. (NYSE: AMGN), Johnson & Johnson (NYSE: JNJ) — Represent large-cap strategic acquirers in the cell therapy and oncology space.

Competition to our CD-19 Armed-T therapy

With respect to our CD-19 Armed-T therapy, two specific competitors are Novartis and Gilead, which both offer CAR-T based therapies. Novartis’ Kymriah is a prescription cancer treatment made from a patient’s own white blood cells. It is used to treat certain types of leukemia and non-Hodgkin lymphoma. Kymriah is a cell-based gene therapy and the first CAR-T therapy approved by the FDA. However, Kymriah may cause severe or life-threatening side effects, such as Cytokine Release Syndrome or neurological toxicities.

Gilead, through the acquisition of Kite Pharma, Inc., has also obtained Yescarta, a CAR-T cell therapy. It has announced results from a five-year follow-up analysis of ZUMA-5, a Phase 2 study of Yescarta in patients with relapsed/refractory non-Hodgkin lymphomas (NHL) including follicular lymphoma (FL) or marginal zone lymphoma (MZL). The analysis demonstrated that after a median follow-up of more than five years, patients treated with Yescarta continued to experience durable response and long-term survival.

Approved CAR-T therapies such as Kymriah (tisagenlecleucel) and Yescarta (axicabtagene ciloleucel) have demonstrated clinical success in hematologic malignancies, but they are limited by complex manufacturing processes, irreversible genetic modification, and treatment-related toxicities such as cytokine release syndrome and neurotoxicity.

Competition to our GDT Cell therapy

Autologous T cell therapies, such as those used in CAR-T cell treatments, involve extracting T cells from a patient’s own body, modifying them to enhance their anti-tumor activity, and then reinfusing them back into the patient. It would involve more time and costs for the treatment and face manufacturing challenges of cell and the risk of cell dysfunction.

In the highly competitive field of GDT cell therapies, several key players stand out, including Adicet Bio, IN8bio, GammaDelta Therapeutics (a Takeda company), and TC BioPharm. Adicet Bio is advancing allogeneic gamma delta CAR-T therapies targeting cancers and autoimmune diseases, notably its lead candidate ADI-001. IN8bio develops both allogeneic and autologous gamma delta T cell therapies for solid tumors and hematological cancers. GammaDelta Therapeutics, acquired by Takeda, focuses on Vδ1+ gamma delta T cells targeting solid and blood cancers. TC BioPharm has also made strides, particularly in oncology, using engineered gamma delta T cells in advanced clinical trials.

Our GDT cells can be sourced from healthy donors and expanded in large quantities, making them an accessible “off-the-shelf” therapy.

Competition to our Exosome Business

The global market for exosome-based cosmetic and therapeutic applications is rapidly evolving and can be broadly segmented into products utilizing naturally secreted animal-derived exosomes. These include exosomes derived from human or animal cell sources, which have shown promising potential in regenerative medicine, dermatology, and aesthetic applications due to their bioactive cargo and intercellular communication capabilities.

At SL Science, we strategically differentiate our product line by utilizing the most biologically compatible and functionally potent exosome type for dermatological application. Milk-derived exosomes are the foundation of our skincare formulations, enabling us to deliver targeted, cell-free solutions that match the biological needs of skin.

Animal-derived exosomes, particularly those extracted from bovine colostrum or mature milk, are gaining traction across cosmetics, nutraceuticals, and pharmaceuticals. Rich in regenerative and immunomodulatory molecules, they mimic human cell signaling pathways and offer excellent bioavailability. Our milk exosome-based skincare products stand out in this competitive field through high-purity extraction from bovine milk via proprietary purification processes, a robust safety profile supported by ISO certification and dermatological testing, superior bioactivity that promotes dermal regeneration, collagen production, and anti-inflammatory benefits, and proven consistency with quality-controlled batches ensuring reproducible results. We serve the premium skincare segment, providing science-backed solutions for anti-aging, skin renewal, and post-treatment recovery. Competitors in this area include Purasomes by Dermoaroma (colostrum-derived), BIOREG EXOSOME + HA by My Skin Chemistry UK (milk exosome with hyaluronic acid), and Medicube, a Korean skincare brand targeting sensitive skin and anti-aging needs with exosome-based formulas.

We also face competition from mesenchymal stem cell- (or MSC-) derived exosome products. MSC-derived exosomes are small vesicles released by — multipotent cells capable of differentiating into bone, cartilage, and fat that also exhibit regenerative and immune-regulatory functions. These exosomes carry bioactive molecules such as proteins, lipids, and RNA that influence cell behavior by facilitating intercellular communication. They contribute to tissue repair, modulate immune responses, and reduce inflammation. Due to their regenerative and therapeutic potential, MSC-derived exosomes are being investigated as a cell-free alternative to traditional stem cell therapies for conditions including cardiovascular diseases, neurodegenerative disorders, and cancer. We do not currently make products from MSC-derived exosomes; however, this is an area that the Company may explore in the future.

We differentiate ourselves by leveraging high-purity milk-derived exosomes for skincare applications — maximizing biological compatibility, functional relevance, safety, and consumer trust. Backed by ISO standards, dermatological validation, and proprietary purification technology, our exosome portfolio is engineered for real biological efficacy, not just trend appeal.

While there is no present intention to market our exosome-containing products in the U.S., we may later determine to do so. Such products are subject to regulation in the U.S. under the FDCA. There are currently no FDA-approved exosome products in the U.S. Nonetheless, based on FDA’s regulatory scheme, and based on their intended use, we believe that such products will be regulated as drugs needing FDA approval, medical devices potentially needing FDA clearance or approval, or cosmetics. If only cosmetic-type claims are made for these products, we believe it is arguable that such products should be regulated as cosmetics, rather than drugs or medical devices.

As noted previously, any statements regarding the intended use of these products contained in this Report statement pertain to marketing these products outside the U.S., and in no way indicate how SL Science may eventually intend to label and market such products in the U.S. Notably, statements that may be considered by the FDA to be drug claims, such as those referring to the modulation of immune responses and regenerative properties, are applicable to these products solely as they are marketed outside the U.S. Such claims or claims that are similar in kind will not be utilized to market these products in the U.S. if we decide to market such products in the U.S. as cosmetics.

Should SL Science choose to market our exosome products in the U.S. as cosmetics, we will carefully revise any labeling, product claims, marketing statements, and all other applicable materials to ensure compliance with U.S. regulatory requirements applicable to cosmetics. Any claims referenced in this Report that may be interpreted as drug or medical device claims with respect to these products will be carefully reviewed and modified as appropriate at that time.

Competition to our Plant Extract Business

The global market for plant-derived bioactive compounds in cosmetic and therapeutic applications is rapidly expanding and marked by increasing competition. This sector encompasses a broad range of plant extract-based formulations developed for skin, scalp, and wellness solutions, including products targeting anti-aging, antioxidant defense, inflammation reduction, and regenerative support. As consumers shift toward clean-label and botanical ingredients, demand for effective and naturally sourced alternatives to synthetic compounds or pharmaceutical agents continues to rise.

At SL Science, we strategically differentiate our product line by focusing exclusively on tangerine extract. Selected for its high concentration of biologically active flavonoids and citrus polyphenols, this extract forms the scientific and functional core of our hair and scalp care formulations. Through advanced purification processes and stringent quality control, we utilize tangerine extract to deliver consistent, non-pharmaceutical solutions that promote scalp health, restore hair vitality, and align with modern expectations for safety, efficacy, and botanical purity.

Tangerine extract, rich in compounds such as hesperidin and naringin, has attracted attention for its ability to stimulate microcirculation, reduce oxidative stress, and support healthy tissue responses. These properties translate into tangible cosmetic and therapeutic benefits when applied to the scalp. SL Science’s tangerine extract is sourced from certified citrus harvests and processed using proprietary technology that preserves its bioactivity. Our products are tested according to ISO safety and dermatological standards and have demonstrated clinical relevance in improving hydration, reducing dandruff, and enhancing follicle resilience in the scalp environment.

The competitive landscape includes companies such as Nutrafol, a Unilever brand that incorporates various plant-based ingredients for hair growth support. Other botanical-forward cosmeceutical brands, including The Ordinary, offer plant extract-based serums targeting scalp wellness. In addition to these direct competitors, our products also compete indirectly with drug-based hair growth treatments such as minoxidil and finasteride, as well as invasive hair restoration procedures. However, these alternatives often present limitations in terms of safety profile, user compliance, and suitability for long-term use.

We differentiate ourselves by offering a scientifically validated and ISO-compliant botanical solution built around high-purity tangerine extract. This approach maximizes the functional efficacy of our products while addressing growing consumer demand for natural, non-drug alternatives. Unlike competitors relying on broad-spectrum or multi-source plant extracts, SL Science maintains a singular focus on a well-characterized, performance-proven extract platform, ensuring that our plant-based formulations deliver real biological outcomes rather than superficial claims.

While there is no present intention to market our products containing plant-based extracts in the U.S., we may later determine to do so. Such products are subject to regulation in the U.S. under the FDCA, however it is uncertain whether plant-based exosome products would be regulated by FDA as drugs or cosmetics. If only cosmetic-type claims are made for these products, we believe it is arguable that such products should be regulated as cosmetics, rather than drugs.

As noted previously, any statements regarding the intended use of these products contained in this Report statement pertain to marketing these products outside the U.S., and in no way indicate how SL Science may eventually intend to label and market such products in the U.S. Notably, statements that may be considered by the FDA to be drug claims, such as those referring to hair growth, dandruff reduction, and hair follicle regeneration, are applicable to these products solely as they are marketed outside the U.S. Such claims or claims that are similar in kind will not be utilized to market these products in the U.S. if we decide to market such products in the U.S. as cosmetics.

Should SL Science choose to market our products containing plant-based extracts in the U.S. as cosmetics, we will carefully revise any labeling, product claims, marketing statements, and all other applicable materials to ensure compliance with U.S. regulatory requirements applicable to cosmetics. Any claims referenced in this period that may be interpreted as drug claims with respect to these products will be carefully reviewed and modified as appropriate at that time.

Environmental Matters

The cost of compliance with federal, state, and local provisions related to the protection of the environment has had no material effect on our business. There were no material capital expenditures for environmental control facilities in the year ended December 31, 2024, and there are no material expenditures planned for such purposes for the year ended December 31, 2025.

C.	Organizational Structure

Upon consummation of the Business Combination, SL Bio and HSPT became wholly-owned subsidiaries of the Company. The following diagram depicts the organizational structure of the Company as of the date hereof. These subsidiaries are also set forth in Exhibit 8.1 to this Report.

Corporate Structure After the Completion of the Business Combination

The following diagram illustrates PubCo’s corporate structure immediately after the completion of the Business Combination:

D.	Property, Plants and Equipment

Our property, plants and equipment are held through SL Bio. Information regarding SL Bio’s property, plants and equipment is set forth in the Form F-4 in the section entitled “Information Related to SL Bio —  Properties,” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provide information that SL Bio’s management believes is relevant to an assessment and understanding of SL Bio’s consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements and related notes that are included elsewhere in this Report. Unless the context otherwise requires, references in the discussion in this section to “SL Bio”, “we”, “us” and “our” refer to the business and operations of SL Bio and its predecessors and consolidated subsidiaries.

The discussion may contain certain “forward-looking statements” based upon the current expectations of SL Bio’s management, which expectations involve risks and uncertainties. We do not undertake to update any forward-looking statements to reflect the impact of circumstances or events that arise after the dates they are made. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” You should, however, consult further disclosures and risk factors included elsewhere this Report. See the section entitled “Risk Factors.”

Overview

SL Bio specializes in developing innovative cellular and gene therapies. It began its business in 2023, and serves as a supplier of animal products to customers in Taiwan. Since June 2024, SL Bio has engaged in research and development in the biomedical industry, including with CD-19 Armed-T products and further extended this research and development to GDT cell therapy products for brain and pancreatic cancers in December 2024.

SL Bio was established as the holding company with the intention to perform reorganization of X-Source Future Technology Co., Ltd., a company incorporated in Taiwan in July 2022 (the “Reorganization”). On November 4, 2024, X-Source Future Technology Co., Ltd. changed its name to SL Bio Co., Ltd. (“SL Bio Taiwan”). On May 6, 2022, SL Link Co., Ltd. (“SL Link”), a company incorporated in Taiwan, commenced the research and development of the Exosome business and then decided to exercise the business reorganization and spin-off such business into a separate legal entity, SL Bio Taiwan. SL Link has continued its operation in semiconductor equipment design and service; and research and development of biomedical products business and referred to as the “OldCo”. SL Bio, through SL Bio Taiwan, manages the research, development and sales of Exosome products (Exosome Business), which was historically operated by the OldCo and, not as a standalone entity prior to the completion of the Reorganization transactions completed on June 14, 2024.

SL Bio is primarily engaged in sales of plant extract products and milk-derived exosome products to the customers in Taiwan. Early in June 2024, SL Bio obtained patents, technology and global market authorization from CytoArm the research and development of Bi-Specific antibodies for use in producing armed immune cells technology for application in blood cancer therapy. This cooperation leads SL Bio to commence the cancer therapeutics technology that marks a significant expansion of SL Bio’s research and development capabilities. On March 9, 2023, SL Link entered into a global exclusive license agreement with CytoArm (the “CytoArm License Agreement”) to license the patent and know-how of CD-19 Armed-T products (the “CD-19 Armed-T Licensed Patent”). On June 20, 2024, the license was transferred to us from SL Link in accordance with the patent transfer agreement (the “Patent Transfer Agreement”). Upon entering into the Patent Transfer Agreement, SL Link transferred the CD-19 Armed-T Licensed Patent, including the cooperation rights with CytoArm and the results generated from the CD-19 Armed-T products, to SL Bio, for $949,771, which is equivalent to the cost that SL Link incurred for research and development prior to the transfer. SL Bio bears the research and development costs of the CD-19 Armed-T products thereafter. CytoArm consented to the transfer of the CD-19 Licensed Patent to SL Bio and agreed to continue cooperating with SL Bio for the research and development of the CD-19 Armed-T products. On November 20, 2024, CytoArm, SL Bio, and SL Link entered into a supplementary agreement to confirm the transfer of the CD-19 Armed-T Licensed Patent from SL Link to the Group and clarified the transfer of the rights, obligations, and financial arrangements between the parties. Under the CytoArm License Agreement and the supplementary agreement, SL Bio continues to hold a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products.

On December 27, 2024, SL Bio entered into two license agreements with JY BioMed for proprietary technology and technical data relating to GDT cells technology for pancreatic and brain cancer treatment in the global market. On April 28, 2025, SL Bio amended and restated its agreement with JY BioMed to, among other things, combine the two prior agreements into a single agreement, grant SL Bio exclusive licenses for pancreatic and brain cancer treatment, and adjust the total consideration.

The total consideration to JY BioMed under the amended and restated GDT Cells Licenses Agreement is $38 million and SL Bio is obligated to pay a royalty of 7% and 10% of the sales of the GDT cell therapy products for pancreatic and brain cancer treatment generated from JY BioMed Licenses, respectively. As of the date of this Report, $1 million of the total consideration was paid to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment with $37 million remaining subject to the satisfaction of certain specified conditions and milestones. SL Bio will bear the future research and development costs of GDT cell therapy products thereafter. The term of licensed period of the GDT Cells Licenses is 20 years after the GDT cell therapy products are launched, unless terminated if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by SL Bio, or an incurable material breach.

Outlook

SL Bio’s vision is to be a leading provider of innovative and effective cellular therapies globally, transforming cancer treatment and regenerative medicine. The success of SL Bio will be dependent on an employee base that includes specialists with extensive medical and biological training. SL Bio will focus on product development, continuous improvement of its research and development capabilities with the partners, CytoArm and JY BioMed. We intend to accomplish this through new product development, acquisitions, licensing, the application of intellectual property unique to the medical industry, and through investing in research and development capabilities that enable us to compete globally. Further, SL Bio intends to continue increasing the market value of its intellectual property portfolio to support licensure of all its products globally.

Key Factors Affecting Our Performance

SL Bio believes that future success will be dependent on several key factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Proven Capabilities Across a Broad Spectrum of Solutions

SL Bio has an extensive suite of solutions ranging from human-derived immune cells products for brain and pancreatic cancers treatments to milk-derived exosome skin care and plant extract haircare product sales. SL Bio faces competition from well financed biopharma companies and is working to distinguish itself through advancements which distinguish its solutions from the competition.

Notable Strategic Partnerships, Offering Validation and Growth Potential

SL Bio is an exosome products supplier, as well as having licensing partnerships with CytoArm for CD-19 Armed-T products and JY BioMed to develop GDT cell therapy products for brain and pancreatic cancer treatments. The length of the existing licensing partnerships and the establishment of new licensing partnerships will have a direct impact on SL Bio’s future revenues.

Proprietary Technology Supported by Licensing Agreements and IP Portfolio

Multi-decade, exclusive licensing agreements and owned, patented technology provides SL Bio with significant competitive first-mover advantage in each of its clinical markets.

Large and Underserved Markets for Each Solution Showcase Untapped Growth Potential

Multi-billion-dollar global market sizes over the next decade provide significant growth potential for SL Bio’s solutions. Entering large and underserved markets requires significant increases in production capacity, business development expenses, IT expenses, marketing expenses, labor costs related to employee headcount, and back-office support.

Strong Leadership Team with Deep Expertise in Biotech and Finance

SL Bio has a founder-led management team with experience in new drug development, medical-grade health product development, and financial management and accounting. Expansion of SL Bio will lead to increased costs to hire skilled labor with the level of expertise required to execute SL Bio’s expansion plans. The labor pool for expertise of the caliber required to execute SL Bio’s business plan is limited and will likely require significant expenditures related to salary and wages to attract qualified talent to the business.

Production Capacity

SL Bio may be required to make significant capital expenditures to execute its business plan. These capital expenditures would be invested in further research and development, facilities, production equipment and other expenses to support increases in production. To the extent SL Bio outsources production, its cost of revenue may be higher versus in-house production but may be offset in whole or in part because capital expenditures will be reduced.

Customer Demand

Favorable industry dynamics for blood, pancreatic and brain cancer therapeutics market present SL Bio with numerous growth opportunities. According to a report published by Market Research Future in April 2025, the global blood cancer therapeutics market size in 2025 was estimated to $42.32 billion and is estimated to grow to $73.66 billion in 2034 with a CAGR of 6.35%. According to Fortune Business Insights, the global pancreatic cancer treatment market is currently valued at approximately $3.30 billion and is projected to reach $10.69 billion by 2032, reflecting a strong compound annual growth rate. In the U.S., the market alone is expected to grow to about $5.25 billion by 2032, highlighting the country’s significant role in driving demand and innovation in cancer care. Similarly, the global brain tumor treatment market, valued at around $2.07 billion in 2024, is anticipated to rise to $4.42 billion by 2032. The U.S. market for brain tumor therapies is projected to reach $1.47 billion by 2030, demonstrating parallel momentum and growing commercial potential.

SL Bio’s licensors are uniquely positioned to address this growing demand given their modular and portable production design and anticipated high return on invested capital.

Commitment to Research and Expenses

As at December 31, 2025, SL Bio had following commitment to research and expenses:

According to the supplementary agreement entered into with CytoArm on November 20, 2024, in respect of the CD-19 Armed-T Licensed Patent, SL Bio is obligated to pay up to $4.1 million when certain conditions and milestones are satisfied and completed by CytoArm.

According to the amended and restated agreement entered into with JY BioMed on April 28, 2025, in respect of the JY BioMed GDT Cells Licenses, SL Bio is obligated to pay up to $37 million when certain conditions and milestones are satisfied and completed by JY BioMed.

According to the service agreement entered into with HeXun Bio-Science Co., Ltd. ("HeXun ") on December 11, 2025 for the preparation of IRB specimens and the drafting of quality documentation relating to GDT cell therapy products, SL Bio is obligated to pay up to NTD25,000,000 equivalents to $825,000   when certain conditions and milestones are satisfied and completed by HeXun.

Costs of Revenue

Our profitability may be affected by our ability to effectively manage our purchase costs of the exosome products from the single supplier in Taiwan. If purchase prices increase, we will have to offset these higher costs either through price increases to our customers. Our ability to control our costs is also dependent on our ability to negotiate with our supplier for a better price and our ability to source the products from other reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our purchase costs through economies of scale. Our royalty costs will also increase the costs of revenue in accordance with the increased revenue generated from the sales of licensed products and rendering of licensed services in future.

Regulatory Landscape

The sale and purchase of SL Bio’s products are subject to extensive federal, state, local, and foreign government laws. SL Bio is also subject to the rules and regulations of the U.S. Federal Drug Administration and various state and international agencies that control the export, import, distribution, and sale of medical products which will be developed from the CD-19 and GDT technologies in future. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products.

Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table presents summarized financial information taken from our consolidated statements of operations for the year ended December 31, 2025 compared with the year ended December 31, 2024 (amounts in thousands):

	For the Year Ended
	December 31, 2025	December 31, 2024
Net revenue	$2,197	$3,364
Cost of revenue	(1,422)	(1,431)
Gross profit	775	1,933
General and administrative expenses	2,544	1,107
Research and development expenses	2,069	2,021
Selling and marketing expenses	—	1
Total operating expenses	4,613	3,129
Loss from operations	(3,838)	(1,196)
Other income (expenses)
Other income (expenses), net	(23)	17
Interest expenses	40	45
Total other income, net	17	62
Loss income before income tax	(3,821)	(1,134)
Income taxes	*—	(57)
Net loss	$(3,821)	$(1,191)

*	For the year ended December 31, 2025, the income tax expense is less than $1,000.

Net Revenue

Revenue for the year ended December 31, 2025 consists of the following:

	Corporate Customers	Retail Customers	Total
Exosome concentrate	$2,086,707	$70,890	$2,157,597
Skin care products	4,091	9,190	13,281
Hair care products	3,403	22,968	26,371
Total	$2,094,201	$103,048	$2,197,249

Revenue for the year ended December 31, 2024 consists of the following:

	Corporate Customers	Retail Customers	Total
Exosome concentrate	$1,665,645	$1,631,121	$3,296,766
Skin care products	—	20,917	20,917
Hair care products	—	45,920	45,920
Total	$1,665,645	$1,697,958	$3,363,603

Net revenue decreased by $1,166,354 or 35% from $3,363,603 for the year ended December 31, 2024 to $2,197,249 for the year ended December 31, 2025. This decrease was primarily due to SL Bio Taiwan’s ongoing business transformation, under which, starting in the third quarter of 2024, the Company shifted from direct sales of exosome concentrate products to individual end-users and corporate customers to wholesale sales to corporate distributors in Taiwan. Under this new model, although the gross margin from wholesale sales is relatively lower, this shift allows the Company to focus more resources on research and development projects. In addition, while distributors place larger-volume orders, the frequency of orders is lower, and the elimination of direct sales to individual and corporate customers resulted in lower overall revenue for 2025.

Cost of Revenue

Cost of revenue decreased by $8,655 or 1% from $1,430,842 for the year ended December 31, 2024 to $1,422,187 for the year ended December 31, 2025. Our cost of revenue consists primarily of purchase costs on products for resales. The decrease in cost of revenue was higher than the decrease of net revenue, which was primarily due to the increase of corporate sales with a lower margin during the year ended December 31, 2025.

Gross Profit

In accordance with U.S. GAAP, SL Bio utilizes the lower of cost or net realizable value for determining its inventory value.

We believe that, as we continue to grow net revenue through new markets and expanded distribution, our gross profit will also increase. We plan to accomplish this through the following:

●	improving the product sources;

●	increasing and diversifying our customer base and exploring new distribution channels;

●	introducing new product lines that carry higher margins;

●	establishing additional licensing agreements;

●	reducing purchase costs through greater purchasing power and scalability;

●	expanding strategic relationships with component providers;

Operating Expenses

Total operating expenses increased by $1,483,678 or 47%, from $3,128,872 for the year ended December 31, 2024 compared to $4,612,550 for the year ended December 31, 2025. The increase was mainly caused by $1,359,197 or 123% increase in general and administrative expenses, primarily due to the increase in office salaries by $1,162,394 or, 529.3%, as SL Bio expanded the senior management team in early 2025. On the other hand, SL Bio incurred $2,069,022 of research and development expenses of CD-19   Armed-T products and GDT cell therapy products during the year ended December 31, 2025, which was increased by $48,676 or, 2%, from $2,020,346 for the year ended December 31, 2024.

Interest and Other Income (Expenses), Net

For the year ended December 31, 2025, interest and other income, net decreased by $44,747 or 72% to $17,666 compared to the year ended December 31, 2024 due primarily to the decrease in operating lease income generated from the lease of system and software owned by SL Bio to a clinic in Taiwan. SL Bio generated totaling $42,251 from the operating lease arrangements and early termination of lease arrangement for the year ended December 31, 2024 and such operating lease arrangements were ceased effective in January 2025 and became nil for the year ended December 31, 2025.

Net Loss

For the year ended December 31, 2025, SL Bio had net loss of $3,819,818 compared to a net loss of $1,191,333 for the year ended December 31, 2024.

Liquidity and Capital Resources

SL Bio has operated primarily as a development stage company since its formation. SL Bio recognized a net loss of $3,819,818 for the year ended December 31, 2025, net loss of $1,191,333 for the year ended December 31, 2024 and an accumulated deficit of $5,484,378 as of December 31, 2025.

SL Bio has historically funded operations through private equity offerings and related party debt.

Pursuant to the Merger Agreement, SL Bio is required to use its reasonable best efforts to raise not less than $5.0 million of additional capital in one or more financings.

We believe that these financing activities will allow SL Bio to meet both its operating and debt obligations over the next year. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We also recognize that there can be no assurance that our forecast plan will be met. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the Form F-4, in the sections titled “Risk Factors ”, which is incorporated herein by reference.

We may need to raise additional funds to finance our operations through further equity or equity-linked offerings or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing shareholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. See the section entitled “Risk Factors — Risks Related to SL Bio — SL Bio will need additional funding in order to implement its business plan.”     as set forth in the Form F-4, which is incorporated herein by reference, SL Bio recognizes that there is no assurance that any such additional financing will be obtained or that the terms of such arrangements will be reasonable. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

Cash and Cash Equivalents and restricted cash

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. Cash balances that have restrictions as to withdrawal or usage as collateral for credit card service provided by a financial institution are considered restricted cash. As of December 31, 2025, SL Bio’s restricted and unrestricted cash was approximately $1.3 million compared to $4.2 million at December 31, 2024. This decrease was primarily due to the net cash used in operating activities of approximately $1.9 million, acquisition of property, plant and equipment of approximately $0.3 million, increase of deferred offering costs of approximately $0.9 million and the net effect of the exchange difference of approximately $0.2 million for the year ended December 31, 2025.

Cash Flows

The following table summarizes SL Bio’s cash flows for the year indicated (in thousands):

	Year Ended December 31,
	2025	2024
Net cash provided by (used in) operating activities	$(1,910)	$280
Net cash provided by (used in) investing activities	(320)	123
Net cash provided by (used in) financing activities	(879)	3,066

Cash Flows Provided by (Used in) Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $1,909,796,   primarily related to the net loss for the year ended of $3,819,818, offset by a decrease in inventories of $1,350,946.

Net cash provided by operating activities for the year ended December 31, 2024 was $280,158, primarily related to a decrease in advance to supplier by $1,399,886, offset by the net loss for the year of $1,191,333.

Cash Flows Provided by (Used in) Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $319,685, driven by the acquisition of plant and equipment.

Net cash provided by investing activities for the year ended December 31, 2024 was $123,283, primarily driven by the proceeds on disposal of plant and equipment.

Cash Flows (Used in) Provided by Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was $879,137, consisting of deferred offering costs.

Net cash provided by financing activities for the year ended December 31, 2024 was $3,066,076, consisting primarily of net proceeds from equity financings offset by the net change in the Parent’s investment prior to the completion of the Reorganization in June 2024 and deferred offering costs.

Commitments and Contingencies

SL Bio’s commitments include our operating lease liabilities.

The following table summarize our contractual obligations and other commitments for cash expenditures as of December 31, 2025 and the years in which these obligations are due as follows (in thousands):

	Payments Due In
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter	Total
Operating lease liabilities(a)	$149	65	—	—	—	—	214
Total commitments	$149	65	—	—	—	—	214

(a)

During the year ended December 31, 2025  , SL Bio entered into an operating lease agreement with a third party lessor that commenced on January 1, 2025. The term of the operating lease agreement runs through May 2027. Under the operating lease, SL Bio pays monthly rent of NTD417,053 ($14,327) through May 2025 and thereafter the monthly rent will increase to NTD429,145 ($14,742).

As at December 31, 2025, SL Bio had following commitment to research and expenses:

According to the supplementary agreement entered into with CytoArm on November 20, 2024, in respect of the CD-19 Armed-T Licensed Patent, SL Bio is obligated to pay up to $4.1 million when certain conditions and milestones are satisfied and completed by CytoArm.

According to the amended and restated agreement entered into with JY BioMed on April 28, 2025, in respect of the GDT Cells Licenses, SL Bio is obligated to pay up to $37 million when certain conditions and milestones are satisfied and completed by JY BioMed.

According to the service agreement entered into with HeXun Bio-Science Co., Ltd. ("HeXun ") on December 11, 2025 for the preparation of IRB specimens and the drafting of quality documentation relating to GDT cell therapy products, SL Bio is obligated to pay up to NTD25,000,000 equivalents to $825,000   when certain conditions and milestones are satisfied and completed by HeXun.

Off-Balance Sheet Arrangements

As of December 31, 2025 and December 31, 2024, we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of PubCo Following the Business Combination,” which is incorporated herein by reference.

The information of the two additional independent directors of the Company taking office upon the consummation of the Business Combination is set forth below.

Joseph Levinson. Mr. Levinson has over 25 years of experience managing cross-border issues for U.S.-listed foreign companies, as well as experience in accounting. From January 2025 to July 2025, Mr. Levinson served as an independent director of Robo.ai Inc., formerly known as NWTN Inc. (Nasdaq: AIIO), a company in the electric vehicle industry. From May 2020 to September 2021, he served as an independent director of China Liberal Education Holdings Ltd. (Nasdaq: CLEU), an educational service provider. Mr. Levinson worked for firms such as KPMG and Deloitte & Touche early in his career. Mr. Levinson received a bachelor’s degree from the University at Buffalo with a double major in finance and accounting, graduating summa cum laude, and he holds a United States Certified Public Accountant license for more than 25 years. He is qualified to serve as a director due to his accounting and public company experience.

Qian (Hebe) Xu. Ms. Xu has served as HSPT’s independent director since November 2024.  She has more than 15 years’ experience in the financial markets as an investment banker, specializing in US-China cross border transactions. Ms. Xu also serves as an Independent Director of Hongli Group Inc. (Nasdaq: HLP), a position held since 2023. Since October 2018, Ms. Xu has served as the founder of HB International Consulting LLC, a firm providing business consulting and financial advisory services. From November 2008 to October 2018, Ms. Xu worked at TriPoint Global Equities LLC, an investment banking firm, as an Analyst (November 2008 to April 2013), as Vice President of investment banking (from April 2013 to May 2017) and the Senior Vice President (from May 2017 to October 2018), leading effort of the US-China cross border investment, mergers & acquisitions, and initial public offerings. Ms. Xu received her Bachelor’s degree in Telecommunication Engineering from Sun Yat-Sen (Zhongshan) University in 2004 and a Master’s degree in Economics from New York University in 2009.

Neither Joseph Levinson nor Qian (Hebe) Xu will serve as a member of PubCo’s board committees.

Accordingly, the directors and executive officers of PubCo following the Business Combination are set forth as follows:

Name	Age	Position
William Wang Ching-Dong	55	Chief Executive Officer, Director, and Chairman of Board
Ray Leung	45	Chief Financial Officer
Johnson Lau	52	Vice President of Finance
Ethan Shen, Ph.D.	49	Chief Technology Officer and Director
Kwo-Liang Chen	65	Independent Director
Mingche Liu, M.D., Ph.D.	53	Independent Director
John C. General	63	Independent Director
Joseph Levinson	50	Independent Director
Qian (Hebe) Xu	44	Independent Director

B.	Compensation

Information pertaining to the compensation of the Company’s directors and executive officers is set forth in the Form F-4 in the sections entitled “Management of SL Bio — Executive Compensation” and “Management of PubCo Following the Business Combination — Compensation of Directors and Officers,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of PubCo Following the Business Combination,” which is incorporated herein by reference.

D.	Employees

As of December 31, 2025, we employed 20 full-time employees. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good. Certain employees are subject to contractual agreements that specify requirements on confidentiality and restrictions on working for competitors, as well as other standard matters.

Additionally, we are strategically expanding our workforce to strengthen our capabilities in the biomedical field. As part of this initiative, we plan to hire an additional senior scientist as Chief Medical Officer prior to the Phase I clinic trails of the product candidates in 2026. These highly skilled professionals will focus on advancing our research and development efforts, enabling us to drive innovation and enhance operational excellence. By investing in a top-tier team and cutting-edge facilities, we are positioning SL Science to accelerate groundbreaking advancements in the biomedical sector. This expansion underscores our commitment to delivering impactful solutions that address critical healthcare challenges and improve patient outcomes globally.

E.	Share Ownership

Ownership of the Ordinary Shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of June 18, 2026 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 560,759,757 Ordinary Shares issued and outstanding, as of June 18, 2026, which does not include 260,000 Ordinary Shares convertible on December 12, 2026 from 780,000 Preferred Shares issued and outstanding as of June 18, 2026.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner

	Ordinary Shares	% of Total Ordinary Shares / Voting Power
Principal Shareholders(1)
SL Link Holding Ltd.(2)	333,832,129	59.53%
Directors and Executive Officers
William Wang(2)	333,832,129	59.53%
Ray Leung	—
Johnson Lau	—
Ethan Shen, Ph.D.	—
Kwo-Liang Chen	—
Mingche Liu, M.D., Ph.D.	—
John C. General	—
Joseph Levinson	—
Qian (Hebe) Xu	20,000	*
All directors and executive officers as a group (9 individuals)	333,852,129	59.54%

*	Less than 1% of the total number of outstanding Ordinary Shares

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o SL Science Holding Limited, 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan R.O.C. 115010.

(2)	Represents 333,832,129 Ordinary Shares beneficially owned by William Wang, including (i) 329,286,823 Ordinary Shares held by SL Link Holding Ltd., and (ii) 4,545,306 Ordinary Shares held by SL Link Co., Ltd. SL Link Holding Ltd. is a company incorporated in the Cayman Islands which is owned equally by Mr. Wang and his spouse, and Mr. Wang is the sole director of SL Link Holding Ltd. SL Link Co., Ltd. is a company incorporated in Taiwan. Mr. Wang owns a 50.63% equity interest of SL Link Co., Ltd., and is the Chairman of the Board and Chief Executive Officer of SL Link Co., Ltd. As a result, Mr. Wang is deemed to have voting and dispositive power over the securities of the Company held by SL Link Holding Ltd. and SL Link Co., Ltd.

B.	Related Party Transactions

As of December 31, 2025, 2024, and 2023 SL Bio and its’ subsidiaries   have no amount due from (to) affiliates.

In January 2023, SL Bio entered into an operating lease arrangement with SL Link to lease part of its office premises in Taiwan. The lease has the initial term of 53 months from January 1, 2023 to May 31, 2027, but the lease was cancelled in December 2024. As of December 31, 2024 and 2023, the lease has the outstanding lease term of nil and 41 months, respectively. In January 2023, SL Bio also entered into a corporate and administrative service agreement with SL Link for the general corporate and accounting services in Taiwan, and it was terminated in December 2024.

During the year ended December 31, 2025, the Company had the following transactions with affiliates:

Name	Amount	Relationship	Note
JY BioMed	$455,714	Company owned by our Chief Technical Officer of the Company, Dr. Shen	Research and development costs paid for GDT Cells Licenses to the Group

During the year ended December 31, 2024, SL Bio had the following transactions with affiliates:

Name	Amount	Relationship	Note
SL Link	$167,795	Company owned by a director and a shareholder of SL Bio, Mr. Wang	Operating leasing income for the rental of office premise to the Group
SL Link	$80,496	Company owned by a director and a shareholder of SL Bio, Mr. Wang	Expenses for general corporate and accounting services provided to the Group
SL Link	$949,771	Company owned by a director and a shareholder of SL Bio, Mr. Wang	Research and development costs paid for the transfer of the CD-19 Patent to the Group
JY BioMed	$964,823	Company owned by our Chief Technology Officer of the Company, Dr. Shen	Research and development costs paid for GDT Cells Licenses to the Group

During the year ended December 31, 2023, SL Bio had the following transaction with affiliates:

Name	Amount	Relationship	Note
SL Link	$173,173	Company owned by a director and a shareholder of SL Bio, Mr. Wang	Operating leasing income for the rental of office premise to the Group
SL Link	$83,076	Company owned by a director and a shareholder of SL Bio, Mr. Wang	Expenses for general corporate and accounting services provided to the Group

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

Dividend Policy

The Company’s policy on dividend distributions is described in the Form F-4 in the section titled “Description of PubCo’s Share Capital—Dividends,” which is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Ordinary Shares are listed on Nasdaq under the symbol “SLBT.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares are listed on Nasdaq under the symbol “SLBT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, subsequent to the closing of the Business Combination, there were 560,759,757 Ordinary Shares and 780,000 Preferred Shares that were issued and outstanding. Each Preferred Share will be converted into one-third (1/3) of one Ordinary Share on the six-month anniversary of the closing of the Business Combination.

B.	Memorandum and Articles of Association

The amended and restated articles of association of the Company (“Company Charter”) effective as of June 12, 2026 are filed as part of this Report.

As of the date of this Report, our authorized share capital is US$50,000 divided into 4,950,000,000, ordinary shares of par value US$0.00001 each and 50,000,000 preferred shares of par value US$0.00001 each. The description of other aspects of the Company Charter are contained in the Form F-4 in the section titled “Description of PubCo’s Share Capital,” which is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to SL Bio’s Operations

Information pertaining to the Company’s material contracts is set forth in the Form F-4, in the sections titled “Information Related to SL Bio,” “Risk Factors —  Risks Related to SL Bio’s Business and Industry,” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “Proposal No. 1 — The Business Combination Proposals - The Business Combination Agreement” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “Proposal No. 1 — The Business Combination Proposals - Other Transaction Documents” is incorporated herein by reference.

Subscription Agreements and Lock-up Agreements for PIPE Financing

In connection with the Business Combination, SLBT entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors committed to purchase an aggregate of 780,000 PubCo Units, in a private placement for a purchase price of $10.00 per PubCo Unit. Each PubCo Unit consists of (i) one PubCo Ordinary Share and (ii) one series A preferred share of SLBT, par value $0.00001 per share (the “PubCo Preferred Shares”). Each PubCo Preferred Share will be converted into one-third (1/3) of one PubCo Ordinary Share (such converted PubCo Ordinary Shares, the “Conversion Shares”) on the six-month anniversary of the closing of the Business Combination. SLBT agreed to file a resale registration statement with the SEC to register the PubCo Ordinary Shares and Conversion Shares acquired by the PIPE Investors under the Subscription Agreements (the “Securities”). In the meantime, each PIPE Investor entered into a lock-up agreement with SLBT, pursuant to which each PIPE Investor agreed not to sell or otherwise dispose of the Securities for a period of six (6) months following the closing date of the PIPE Financing, unless SLBT consummates a subsequent liquidation, merger, share exchange or other similar transaction within this lock-up period which results in all of SLBT’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company Charter on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the section titled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding Company’s policy on dividends is described in the Form F-4, in the section titled “Description of PubCo’s Share Capital — Dividends,” which is incorporated herein by reference. The Company has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of the Company and its subsidiaries that are included in this Report have been audited by ARK Pro CPA & Co, an independent registered public accounting firm. Such consolidated financial statements have been included in reliance upon the report of said firm, given on the authority of the said firm as expert in accounting and auditing.

The consolidated financial statements of SL BIO Ltd. and its subsidiaries that are included in this Report have been audited by ARK Pro CPA & Co, an independent registered public accounting firm. Such consolidated financial statements have been included in reliance upon the report of said firm, given on the authority of the said firm as expert in accounting and auditing.

The financial statements of HSPT that are included in this Report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm. Such financial statements have been included in reliance upon the authority of the said firm as expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets. The Group places its cash and cash equivalents and restricted cash with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

Foreign currency exchange risk

The reporting currency of the Group is US$, to date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Group is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and NTD. If NTD depreciates against US$, the value of NTD revenues and assets as expressed in US$ financial statements will decline. The Group does not hold any derivative or other financial instruments that expose to substantial market risk.

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2025 and for the period from March 18, 2025 (inception) through December 31, 2025 is included in this Report between pages F-27 and F-36.

The audited consolidated financial statements of SL Bio Ltd. and its subsidiaries as of December 31, 2025, and 2024, and for the years ended December 31, 2025 and 2024 is included in this Report between pages F-2 to F-26.

The unaudited condensed financial statements of HSPT as of March 31, 2026 and for the three months ended March 31, 2026 and the audited financial statements of HSPT as of December 31, 2025 and 2024, and for the years ended December 31, 2025 and 2024 is included in this Report between pages F-37 and F-74.

The unaudited pro forma condensed combined financial information of the Company, SL Bio Ltd and HSPT are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Company, effective on June 12, 2026.
2.1	Specimen Ordinary Share Certificate of SLBT (incorporated herein by reference to Exhibit 4.1 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
3.1	Company Shareholder Support Agreement dated May 9, 2025 (incorporated by reference to Exhibit 10.1 to HSPT’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
3.2	Sponsor Support Agreement, dated May 9, 2025 (incorporated by reference to Exhibit 10.2 to HSPT’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
3.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to HSPT’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
3.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to HSPT’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
4.1#	Business Combination Agreement, dated May 9, 2025 (incorporated by reference to Exhibit 2.1 to HSPT’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
4.2	Form of the Subscription Agreement (incorporated by reference to Exhibit 10.1 to HSPT’s Current Report on Form 8-K filed with the SEC on March 24, 2026)
8.1*	List of principal subsidiaries of SLBT
10.1	Exclusive Licensing Agreement, dated March 9, 2023, between SL Link Co., Ltd. and Cytoarm Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.2	Exclusive Licensing Agreement, dated March 9, 2023, between SL Link Co., Ltd. and Cytoarm Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.3	GDT Immune Cells (γδT Cells) License Agreement for the brain cancer indication, dated December 27, 2024, between SL Bio Co., Ltd and Ji Yan Biomedical Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.4	GDT Immune Cells (γδT Cells) License Agreement for the pancreatic cancer indication, dated December 27, 2024, between SL Bio Co., Ltd and Ji Yan Biomedical Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.5	Amended and Restated License Agreement, dated April 28, 2025, between SL Bio Co., Ltd. and Ji Yan Biomedical Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.6	Distribution Agreement, dated July 1, 2024, between X-Source Future Technology Co., Ltd. and Yu Ru Health Management Consulting Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.7	Development and Manufacturing Agreement of Exosome Serum, dated February 9, 2023, between SL Link Co. Ltd. and YC Biotech Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.8	Supplemental Agreement for the Development and Manufacturing of Exosome Serum, dated July 1, 2023, between SL Link Co. Ltd. and YC Biotech Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.9	Cosmetics Manufacturing Agreement, dated May 23, 2024, between SL Link Co. Ltd. and YC Biotech Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
10.10	Non-Competition Agreement, dated November 18, 2025, between SL Science Holding Limited, SL Bio Co., Ltd., and SL Link Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the proxy statement/prospectus on Form F-4 as filed with the Securities and Exchange Commission on December 18, 2025)
11.1*	Code of Business Conduct and Ethics
11.2*	Insider Trading Policy
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of SL Bio and HSPT.
15.2*	Consent of ARK Pro CPA & Co. (SL Bio Limited)
15.3*	Consent of ARK Pro CPA & Co. (SL Science Holding Limited)
15.4*	Consent of Marcum Asia CPAs LLP.
97.1*	Clawback Policy

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SL Science Holding Limited

June 18, 2026	By:	/s/ William Wang
		Name:	William Wang
		Title:	Director and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

SL BIO LTD.

SL SCIENCE HOLDING LIMITED

HORIZON SPACE ACQUISITION II CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Director of SL BIO Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL BIO Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Company's auditor since 2024.

Hong Kong, China

June 18, 2026

PCAOB ID: 3299

SL BIO LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,258,616	$3,680,026
Restricted cash	—	457,500
Inventories	—	1,359,771
Prepaid expenses and other current assets	167,612	357,881
Tax recoverable	597	—
TOTAL CURRENT ASSETS	1,426,825	5,855,178

Operating lease right-of-use assets, net	212,324	—
Plant and equipment, net	248,894	18,978
Prepayment for plant and equipment	—	7,796
Deferred offering costs	929,137	50,000
TOTAL ASSETS	$2,817,180	$5,931,952

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Operating lease liabilities, current	$148,663	—
Accrued expenses and other liabilities	319,872	69,198
TOTAL CURRENT LIABILITIES	468,535	69,198

Deferred tax liabilities	—	135,701
Operating lease liabilities, non-current	64,742	—
TOTAL LIABILITIES	533,277	204,899

Commitments and contingencies (Note 14)

Common shares, $0.10 par value; 5,000,000 shares authorized, 3,675,000 and 1,500,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively*	$367,500	$367,500
Additional paid-in capital	6,931,344	6,795,647
Accumulated deficit	(5,484,378)	(1,664,560)
Accumulated other comprehensive income	469,437	228,466
Total shareholders’ equity	2,283,903	5,727,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,817,180	$5,931,952

*	The shares amounts are presented on a retroactive basis, due to group reorganization (see Note 1 and 12).

The accompanying notes are an integral part of these consolidated financial statements.

SL BIO LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenue	$2,197,249	$3,363,603
Cost of revenue	(1,422,187)	(1,430,842)
Gross profit	775,062	1,932,761

Operating expenses
General and administrative expenses	2,543,528	1,107,331
Research and development expenses	2,069,022	2,020,346
Selling and marketing expenses	—	1,195
Total operating expenses	4,612,550	3,128,872

Loss from operations	(3,837,488)	(1,196,111)

Other income (expenses)
Other (expenses) income, net	(22,636)	17,109
Interest income	40,302	45,304
Total other income (expenses), net	17,666	62,413

Loss before income tax	(3,819,822)	(1,133,698)
Income tax credit (expense)	4	(57,635)
Net loss	$(3,819,818)	$(1,191,333)

Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation	240,971	228,466
Comprehensive loss	$(3,578,847)	$(962,867)

The accompanying notes are an integral part of these consolidated financial statements.

SL BIO LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulative
			Additional	Parent’s	Accumulated	Other
	Common Shares		paid-in	Net	Earnings	comprehensive
	Shares	Amount	capital	Investment	(Deficits)	income	Total
Balance at January 1, 2024	1,500,000	$150,000	$—	$3,423,844	$—	$—	$3,573,844
Issuance of common shares	5,500,000	550,000	6,871,851	—	—	—	7,421,851
Shares repurchased and cancelled	(3,325,000)	(332,500)	—	—	—	—	(332,500)
Net distribution from Parent	—	—	(2,238,821)	(1,734,454)	—	—	(3,973,275)
Consummation of separation transaction upon completion of reorganization	—	—	2,162,617	(2,162,617)	—	—	—
Net (loss) for the year	—	—	—	473,227	(1,664,560)	—	(1,191,333)
Foreign currency translation adjustments	—	—	—	—	—	228,466	228,466
Balance at December 31, 2024	3,675,000	$367,500	$6,795,647	$—	$(1,664,560)	$228,466	$5,727,053
Net loss for the year	—	—	—	—	(3,819,818)	—	(3,819,818)
Reversal of prior year carve-out tax difference	—	—	135,697	—	—	—	135,697
Foreign currency translation adjustments	—	—	—	—	—	240,971	240,971
Balance at December 31, 2025	3,675,000	$367,500	$6,931,344	—	(5,484,378)	469,437	2,283,903

*	The shares amounts are presented on a retroactive basis, due to group reorganization (see Note 1 and 12).

The accompanying notes are an integral part of these consolidated financial statements.

SL BIO LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2025	Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,819,818)	$(1,191,333)
Adjustments to reconcile net (loss) income to net cash used in operating activities
Amortization expenses	—	3,940
Depreciation expenses	93,685	43,307
Lease expenses	155,694	167,795
Gain on disposal of plant and equipment	—	(6,086)
Gain on disposal of intangible assets	—	(164)
Gain on early termination of right-of-use assets	—	(2,374)
Changes in operating assets and liabilities
Accounts receivable	—	25,827
Inventories	1,350,946	187,380
Advance to supplier	—	1,399,886
Prepaid expenses and other current assets	207,273	(277,519)
Accrued expenses and other liabilities	246,726	38,620
Deferred tax liabilities	(6,252)	57,488
Operating lease liabilities	(137,455)	(166,609)
Tax paid	(595)	—
Net cash (used in) provided by operating activities	(1,909,796)	280,158

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of plant and equipment	(319,685)	(7,970)
Proceeds on disposal of plant and equipment	—	127,805
Proceeds on disposal of intangible assets	—	3,448
Net cash (used in) provided by investing activities	(319,685)	123,283

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	—	7,239,351
Net changes in parent’s investment	—	(4,123,275)
Deferred offering costs	(879,137)	(50,000)
Net cash (used in) provided by financing activities	(879,137)	3,066,076

Effect of change in exchange rate	229,708	228,655

NET INCREASE IN CASH AND CASH EQUIVALENTS	(2,878,910)	3,698,172
Cash and cash equivalents and restricted cash, beginning of year	4,137,526	439,354
Cash and cash equivalents and restricted cash, end of year	$1,258,616	$4,137,526

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid	$595	$—
Interest paid	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTMENT AND FINANCIAL ACTIVITIES INFORMATION:
Lease liabilities arising from obtaining right-of-use assets	$350,191	$—
Deduction of right-of-use assets from cancellation of operating leases	$—	$(361,946)
Change in common shares due to share repurchase and cancellation	$—	$(332,500)
Change in net change in parent’s investments to due to affiliate	$—	$(4,123,275)

The accompanying notes are an integral part of these consolidated financial statements.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

1. ORGANIZATION AND BASIS OF PRESENTATION

SL Bio Ltd. (“SL Bio” or the “Company”) is a holding company incorporated in the Cayman Islands on March 18, 2024 by Mr. Wang Ching-Dong (“Mr. Wang”), with the initial authorized and issued share capital of $500,000 divided into 5,000,000 common shares at the par value of $0.10 each. It was established as the holding company with the intention to perform reorganization of X-Source Future Technology Co., Ltd., a company incorporated in the Republic of China (“ROC” or “Taiwan”) on July 21, 2022 (the “Reorganization”). On November 4, 2024, X-Source Future Technology Co., Ltd. changed its name to SL Bio Co., Ltd. (“SL Bio Taiwan”). On March 18, 2025, SL Science Holding Limited (“PubCo”) was incorporated in the Cayman Islands as an exempted company limited by shares and wholly-owned by SL Bio. PubCo has not commenced any operations since its formation. PubCo and its wholly owned subsidiaries, CW Mega Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”) and WW Century Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II) were incorporated solely for the purpose of completing the transactions contemplated by the Business Combination Agreement and Plan of Reorganization.

SL Bio and its wholly-owned subsidiaries, SL Bio Taiwan, the Merger Sub I and the Merger Sub II (collectively referred to as the “Group”) is primarily engaged in research, development and sales of exosome products to the customers in Taiwan. Commencing June 2024, the Group has also engaged in research and development of CD-19 Armed-T products. In December 2024, SL Bio also began the research and development of Gamma Delta T Cells Products (“GDT cell therapy products”). The address of the Group’s principal office is 11/F, No. 479, Chongyang Road, Nangang District, Taipei City, Taiwan.

The accompanying consolidated financial statements reflect the activities of the Group and each of the entities, as contemplated after the Reorganization.

Reorganization

The Reorganization, are completed on June 14, 2024, included the following:.

1.	SL Link Co., Ltd. (“SL Link” or “OldCo”), a company incorporated in the ROC, had been engaged in three segments: (1) semiconductor equipment design and service; (2) research and development of biomedical products and (3) research, development and sales of exosome products (the “Exosome Business”).

2.	On May 6, 2022, SL Link commenced the research and development of the Exosome Business.

3.	On June 20, 2022 the Board of directors of SL Link approved the spin-off the Exosome Business.

4.	On July 21, 2022, established SL Bio Taiwan to operate the Exosome Business.

5.	On June 14, 2024, following the completion of the Reorganization SL Bio Taiwan was spun-out from SL Link, with SL Bio Taiwan owned 100% by SL Bio, which in turn was owned by the same beneficiary group of SL Link’s shareholders immediately prior to the completion of the Reorganization.

The accompanying consolidated financial statements are presented on a retroactive basis to reflect the Reorganization.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

1. ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Financial statements representing the historical operations of the Exosome Business have been derived from the OldCo’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activities of Exosome Business are reflected in the accompanying consolidated financial statements. The consolidated financial statements also include allocations of certain general, administrative, research and development expenses from the OldCo. However, amounts recognized by SL Bio Taiwan are not necessarily representative of the amounts that would have been reflected in the consolidated financial statements had SL Bio Taiwan operated independently from the OldCo.

Immediately before and after the Reorganization, SL Bio Taiwan is legally formed and ultimately controlled by SL Link’s shareholders, including Mr. Wang’s Family and the entity they controlled. As such, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Exosome Business before the Reorganization. The consolidated financial statements are presented as if the SL Bio Taiwan had been in existence and the Reorganization had been in effect during the years ended December 31, 2025 and 2024.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Exosome Business are included in the Group’s consolidated balance sheets.

All revenues and cost of revenues attributable to the research, development and selling of Exosome products were directly identifiable to SL Bio Taiwan. Operating expenses were specifically identifiable to SL Bio Taiwan based on product types and activities that are involved in the Exosome Business.

Since the Exosome Business did not commence the sales before the establishment of SL Bio Taiwan in July 2022, no indirect expenses were needed to allocate to the Exosome Businesses. The management has allocated the salary costs in according to the time spent on the Exosome Business and the OldCo.

Prior to the Reorganization, when SL Bio Taiwan was part of the OldCo, SL Bio Taiwan was dependent upon OldCo for all of its working capital and financing requirements as the OldCo used a centralized approach to cash management and financing of its operations. Accordingly, none of the OldCo’s cash, cash equivalents or debt at the corporate level has been included in the balance sheets of the SL Bio Taiwan. Income tax liability is calculated based on a separate return basis as if SL Bio Taiwan had filed separate tax returns before and after the establishment of SL Bio Taiwan.

Management believes the basis and amounts of these allocations are reasonable. While the expenses allocated to SL Bio Taiwan for these items are not necessarily indicative of the expenses that would have been incurred if SL Bio Taiwan had been a separate, stand-alone entity, the Group does not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if SL Bio Taiwan had been a separate, stand-alone entity.

On May 9, 2025, the Group has entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) by and among (i) Horizon Space Acquisition II Corp., a Cayman Islands exempted company (“HSPT”), (ii) PubCo, (iii) Merger Sub I and (iv) Merger Sub II, pursuant to which, among other things, (i) Merger Sub I will merge with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

1. ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Upon the consummation of the Business Combination, each of HSPT and SL Bio will become a subsidiary of PubCo, and HSPT’s shareholders and SL Bio’s shareholders will receive common shares of par value of $0.0001 each of PubCo (“PubCo Common Shares”). The closing date of each of the First Merger and the Second Merger is hereinafter referred to as the “First Closing Date” and the “Second Closing Date” respectively. The Company expects PubCo Common Shares be listed and traded on the Nasdaq Stock Market LLC (“Nasdaq”) following the consummation of the Business Combination. However, the consummation of the transactions contemplated by the Business Combination Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

Liquidity

As of December 31, 2025, the Group had approximately $1.3 million of cash and cash equivalents and working capital of approximately $1.0 million. The Group has recurring net losses and negative cash flows from operations for the year ended December 31, 2025, which may raise concerns regarding its ability to meet short-term obligations. The Group will continue incur net losses and negative cash flows from operating activities for the foreseeable future as the Group will need additional funds for the research and development of CD-19 Armed-T products and GDT cell therapy products. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to generate net income for the foreseeable future.

The Group has developed plans to alleviate these unfavorable conditions, included improving its profitability, and obtaining debt financing and loans from existing shareholders for additional funding to meet its operating needs. The management believe that the above financing could provide sufficient fundings for the Group to meet the obligations as they become due for at least twelve months from the date of this Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and presentation

The Reorganization was accounted for as a common control transaction immediately following completion of the transaction, the shareholders of SL Bio Taiwan immediately prior to the Reorganization had effective control of the Company through (1) their majority shareholder interest in the SL Bio, and (2) significant representation on the Board of Directors (the chairman and major shareholder of SL Link, Mr. Wang, became the sole director of the Company after the Reorganization). For accounting purposes, SL Bio Taiwan was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of SL Bio Taiwan (i.e., a capital transaction involving the issuance of shares by the Company to the beneficial shareholders of SL Bio Taiwan and the Company acquired the shares of SL Bio Taiwan on the same date). Accordingly, the consolidated assets, liabilities and results of operations of SL Bio Taiwan became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with SL Bio Taiwan beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred. The consolidated financial statements issued following the Group Restructuring are those of the accounting acquirer for all periods required presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree. Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The functional currency of the SL Bio Taiwan is the New Taiwan Dollars (“NTD”); however, the accompanying consolidated financial statements have been translated and presented in U.S. Dollars (“US$”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SL Bio Taiwan, PubCo, Merger Sub I and Merger Sub II. All intercompany balances and transactions have been eliminated in consolidation.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, provision for expected credit losses of accounts receivable, inventories impairment assessment, plant and equipment impairment assessment, the valuation allowance for deferred tax assets, operating lease right-of-use (“ROU”) assets and operating lease liabilities. Actual results could differ from those estimates.

Risk and uncertainties

Generally, the industry in which the Group operates subjects the Group to a number of risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to:

●	the timing, costs and results of clinical trials and other development activities versus expectations;

●	the ability to manufacture products successfully; competition from products sold or being developed by other companies;

●	the price of, and demand for products once approved; and

●	the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

The global economy has also been materially negatively affected by the outbreak of a widespread health epidemic, such as COVID-19, avia flu or Africa swine flu and there is continued severe uncertainty about the duration and intensity of its impacts. The global growth forecast is uncertain, which may seriously affect our business. While the potential economic impact brought by, and the duration of the outbreak and its new variants may be difficult to assess or predict, a widespread pandemic could result in significant disruption of general economy that could materially negatively affect our business.

Fair Value of Financial Instruments

The Group has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents are classified within level 1 of the fair value hierarchy because they are valued using quoted market price.

The carrying amounts of the other financial assets and liabilities, which consist of accounts receivable, restricted cash, other current assets and other liabilities approximate their fair values due to the short-term nature of these instruments.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents included cash on hand placed with banks, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in Taiwan are only insured by Central Deposit Insurance Corporation, a government agency, up to NTD 3 million ($91,500), and are consequently exposed to risk of loss. The Group believes the probability of a bank failure, causing loss to the Group, is remote.

Restricted Cash

Cash balances that have restrictions as to withdrawal or usage as collateral for credit card service provided by a financial institution are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

Receivable and Allowances

The Group adopted ASC 326, Financial Instruments—Credit Losses, which requires to create an impairment model that is based on expected losses.

The Group’s accounts receivable, advance to supplier, prepaid expenses and other current assets are within the scope of ASC 326. Accounts receivable are recognized and carried at the original invoice amounts less the expected credit loss. The Group has a policy of reserving for uncollectible accounts based on our best estimate of the amount of probable expected credit losses in the existing accounts receivable. The Group performs ongoing credit evaluations of the customers and maintains an allowance for potential bad debts if required. Other current assets are recognized and carried at the initial amount when occurred less an allowance for any uncollectible amount.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its counterparty and the related receivables and other current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed annually based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. The Group has assessed its receivable including credit term and corresponding all its receivables in December 2025. Upon such credit terms, no bad debt expense (recovery) was incurred during the years ended December 31, 2025 and 2024, respectively. The Group recognized nil expected credit loss provision for accounts receivable, prepaid expenses and other current assets as of December 31, 2025 and 2024.

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demands and market conditions. No wrote down is recorded for inventories during the years ended December 31, 2025 and 2024.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Plant and Equipment

Plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of the assets as follows:

Leasehold improvement	Over the shorter of lease term of the estimated useful lives of the assets
Machinery and equipment	5 years
Office equipment	5 years

The cost and accumulated depreciation of plant and equipment disposed of or sold are removed from the balance sheets and resulting gains and losses are recognized in the statements of operations, if any.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as plant and equipment, operating lease right-of-use assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There is no impairment of long-lived assets recorded for the years ended December 31, 2025 and 2024.

Lease

The Group accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. For the leases with the term within 12 months, the Group applies the recognition requirements of ASC 842 to short-term leases.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred. The Group recognized no impairment of operating lease right-of-use assets as of December 31, 2025 and 2024.

Lease classification for leases under which the Group is a lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Group at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Statutory reserve

Pursuant to the laws applicable to Taiwan, Taiwanese entities must make appropriations from after-tax profit to the non-distributable “statutory reserve”. Subject to certain cumulative limits, the “statutory reserve” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 100% of the authorized capital (as determined under accounting principles generally accepted in Taiwan (“Taiwan GAAP”) at each year-end). Since the SL Bio Taiwan has accumulated deficit under Taiwan GAAP during the reporting periods, it does not require to make appropriations to the statutory reserve.

Revenue Recognition

The Group recognizes revenue when its customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Revenue for the year ended December 31, 2025 consists of the following:

	Corporate	Retail
	Customers	Customers	Total
Exosome concentrate	$2,086,707	70,890	2,157,597
Skin care products	4,091	9,190	13,281
Hair care products	3,403	22,968	26,371
Total	$2,094,201	103,048	2,197,249

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue for the year ended December 31, 2024 consists of the following:

	Corporate	Retail
	Customers	Customers	Total
Exosome concentrate	$1,665,645	$1,631,121	$3,296,766
Skin care products	—	20,917	20,917
Hair care products	—	45,920	45,920
Total	$1,665,645	$1,697,958	$3,363,603

Product revenue recognition – point of time

The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point of time. The customers pick up the goods directly from the Group’s premise, and the Group has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers. The Group does not offer sales rebate to its customers. Any discount will be net of the revenue at the point of time. The Group does not provide its customers with the right of return (except for product quality issue). The customer is required to perform product’s quality check immediately upon delivery of the products and reports to the Group within a few days if there is quality issue.

Other revenue

The Group has entered into an operating leasing arrangement to a clinic in Taiwan to lease the system and software owned by the Group in May 2023. The lease term is initially expired in April 2028 but terminated in December 2024. The Group receives income from operating leases based on the fixed required rents (base rent) in according to the lease agreement. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreement. Operating lease revenue, as recorded on the straight-line method, in the statements of operation is recorded as other revenue. The Group recognized nil and $42,251 of income from the leasing arrangement to the clinic for the years ended December 31, 2025 and 2024, respectively.

Cost of revenue

Cost of revenue consists primarily of purchased costs of products for sales and other costs directly related to the sales of products.

Shipping and handling expenses

The Group expenses shipping and handling expenses as incurred. The Group recorded nil of shipping and handling expenses for the years ended December 31, 2025 and 2024.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Group incurs research and development costs in the pursuit of new products and improving the formulation of existing products. Examples of research costs include staff costs, costs for laboratory research, studies, surveys, and other activities aimed at acquiring new knowledge.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Development costs may be capitalized if the following criteria are met: (1) technological feasibility has been established, (2) the Group intends to complete the product or process. (3) the Group has the ability to use or sell the product or process, (4) the product or process will generate future economic benefits, and (5) the costs can be reliably measured.

On June 20, 2024, the Group entered into a licensed patent and know-how transfer agreement with SL Link (the “Patent Transfer Agreement”) to transfer the licensed patent and know-how of CD-19 Armed-T products (the “CD-19 Project”). The licensed patent is related to the research and development of Bi-Specific antibodies for use in producing armed immune cells technology for application in cancer and the relevant know-how (the “CD-19 Patent”). The CD-19 Patent is initially licensed by CytoArm, a privately-owned company incorporated in Taiwan which engaged in biomedical research business, to SL Link in March 2023. Mr. Wang indirectly owns approximately 12.5% of CytoArm through SL Link on date of transaction and December 31, 2025. According to the Patent Transfer Agreement, SL Link transferred the cooperation rights with CytoArm and the results generated from the CD-19 Project to the Group, for $949,771, which is equivalent to the amount that SL Link paid for the research and development of the CD-19 Project. The Group also agreed to bear the future research and development of the CD-19 Project. CytoArm agreed SL Link to transfer the CD-19 Patent to the Group and will not charge additional costs to the Group. On November 20, 2024, CytoArm, the Group and SL Link entered into a supplementary agreement to confirm the transfer of the CD-19 Project from SL Link to the Group and clarified the transfer of the rights, obligations and financial arrangements between the parties. Under the original license agreement with CytoArm and the supplementary agreement, the Group continues to hold a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products. The Group is obligated to pay up to $4.1 million when certain conditions and milestones are satisfied and completed by CytoArm and the Group is obligated to pay a royalty of 15% of the sales of the CD-19 Armed-T products generated from the CD-19 Patent.

On December 27, 2024, the Group entered into two global non-exclusive license agreements for Gamma Delta T Immune Cells (“GDT Cells”) with Ji Yan BioMedical Co., Ltd. (“JY BioMed”), a company registered in Taiwan, for “Human-Derived Immune Cell γδT Cell Pharmaceutical - Clinical-Grade Manufacturing Technology” and the related proprietary expertise and technical data, with the capability for clinical application development in pancreatic and brain cancers treatments (collectively referred as the “GDT Cells License Agreements”). On April 28, 2025, the Group amended and restated its agreement with JY BioMed to, among other things, combine the two prior agreements into a single agreement, grant the Group exclusive licenses for pancreatic and brain cancer treatment, and adjust the total consideration (the “A&R GDT Cells Licenses Agreement”). Dr. Shen Hsieh-Tsung, Ethan (“Mr. Shen”), the Group Chief Technical Officer (“CTO”), has served as JY BioMed’s Chief Executive Officer until August 1, 2025 and has served as the Chairman of JY BioMed since December 1, 2025, and holds approximately 68.3% and 76.0% equity stake on the date of transaction and December 31, 2025, respectively.

According to the A&R GDT Cells Licenses Agreement, the Group is granted global exclusive right to use, implement, reproduce, and modify JY BioMed’s proprietary technology and technical data for the development, manufacturing, offering for sale, selling, and use of the products derived and developed from JY BioMed’s GDT cells technology for pancreatic and brain cancer treatments (“GDT Cells Licenses”). The term of licensed period of the GDT Cells Licenses are 20 years after the GDT cell therapy products are launched, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by SL Bio, or an unrectifiable material breach.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Upon the entering of the GDT Cells License Agreements in December 2024, the Group paid $1 million including VAT to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment. The Group will also bear the future research and development costs of GDT cell therapy products thereafter. The total consideration of the A&R GDT Cells Licenses Agreement is $38 million including VAT and the Group is obligated to pay a royalty of 7% and 10% of the sales of the GDT cell therapy products for pancreatic and brain cancer treatment generated from GDT Cells Licenses, respectively. As of December 31, 2025, $1 million including VAT was paid to JY BioMed in according to the A&R GDT Cells Licenses Agreement. The Group will pay the remaining consideration of $37 million to JY BioMed for as milestone payments for further research and development of this technology and for the application to a pancreatic and brain cancer drugs and products when certain conditions and milestones are satisfied and completed by JY BioMed.

During the years ended December 31, 2025 and 2024, the Group incurred $2,069,022 and $2,020,346, respectively, for the research and development expenses of the new product pipeline. As of December 31, 2025 and 2024, the Group has not capitalized any development cost.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns.

Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Retirement and other post-retirement benefits

Contributions to retirement schemes which are defined contribution plans are charged to the statement of operations as and when the related employee service is provided.

Full time employees of the Group in Taiwan participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care benefits are provided to employees. Taiwanese labor regulations require that the Group to make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $15,712 and $10,380 for the years ended December 31, 2025 and 2024, respectively.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of foreign currency financial statements

The functional currency is NTD, the local currency of the Group where operates. The reporting currency of the Group is US$. Accordingly, the consolidated financial statements of the Group are translated at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the year. The resulting translation adjustment is reflected in the accumulated other comprehensive income (loss).

Transactions denominated in other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the statements of comprehensive income (loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates prevailing on the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets and liabilities. Non-monetary assets and liabilities that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value is measured. The resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Translation of amounts from NTD into US$ has been made at the following exchange rates for the respective year:

	2025	2024

Years ended NTD: US$1 exchange rate	31.27	32.81
Annual average NTD: US$1 exchange rate	31.35	32.05

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity (deficit) during a period from non-owner sources.

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments, which are presented in the statements of comprehensive income (loss).

Concentration of risks

Concentration of suppliers

The following supplier accounted for 10% or more of purchase for the years ended December 31, 2025 and 2024:

Supplier	2025	2024

Vendor A	-	100.0%

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of customers

The following customers accounted for 10% or more of sales for the years ended December 31, 2025 and 2024:

	December 31,	December 31,
Customer	2025	2024

Customer A	39.5%	38.9%
Customer B	55.8%	10.6%

There is no accounts receivable balance as of December 31, 2025 and 2024.

Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets. The Group places its cash and cash equivalents and restricted cash with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

Foreign currency exchange risk

The reporting currency of the Group is US$, to date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Group is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and NTD. If NTD depreciates against US$, the value of NTD revenues and assets as expressed in US$ financial statements will decline. The Group does not hold any derivative or other financial instruments that expose to substantial market risk.

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Group adopted ASU 2023-09 beginning January 1, 2025. The adoption did not have material impact on the Group’s consolidated financial statement.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE”), which requires additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance will be effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this guidance will have on the Group’s consolidated financial statement presentation and disclosures.

In May 2025, The FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”). The intent of ASU 2025-05 is to improve the practical expedient for estimating expected credit losses on short-term receivables and contract assets by allowing an entity to assume that current conditions at the balance sheet date will remain constant over the asset’s remaining contractual life. ASU2025-05 is effective for annual fiscal years beginning after December 15, 2025 with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2025-05 should be applied on a prospective basis, although retrospective application is permitted. The Group is currently evaluating the impact that the adoption of this guidance will have on the Group’s consolidated financial statement presentation and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, consolidated statements of operations and consolidated comprehensive income (loss) and consolidated statements of cash flows.

3. INVENTORIES

Inventories, net consist of the following:

	December 31,	December 31,
	2025	2024

Finished goods	$-	$1,359,771

The Group has no wrote-down of inventories for the years ended December 31, 2025 and 2024.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The amount of prepaid expenses and other current assets consist of the followings:

	December 31,	December 31,
	2025	2024

Value added tax credit	$128,816	$130,558
Other receivable	286	134,724
Security deposits	26,375	28,490
Prepaid operating expenses	12,135	64,109
Total	$167,612	$357,881

The Group did not accrue any expected credit loss provision for the years ended December 31, 2025 and 2024.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

5. PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,	December 31,
	2025	2024
Leasehold improvement	$299,175	$-
Machinery and equipment	29,867	28,467
Office equipment	21,513	-
Subtotal	350,555	28,467
Less: accumulated depreciation	(101,661)	(9,489)
Total	$248,894	$18,978

Depreciation expenses included in general and administration expenses for the years ended December 31, 2025 and 2024 was $93,685 and $43,307, respectively. There were no impairments recognized during the years ended December 31, 2025 and 2024. In December 2024, the Group disposed certain machinery and equipment and office equipment to the lessee of the system and software and recorded a gain on disposal of $6,086 during the year ended December 31, 2024.

6. LEASES

The Group’s operating leases consist of leases for office space in Taiwan and the Group is the lessee under the terms of the operating leases. For the years ended December 31, 2025 and 2024, the operating lease cost was $155,694 and $167,795, respectively. The short-term lease cost recognized for the years ended December 31, 2025 and 2024 was $8,809 and $1,026, respectively.

The Group’s operating leases with the OldCo is initially expired in May 2027 but cancelled in December 2024. The Group has entered into a new operating lease with the third party landlord effective on January 1, 2025. As of December 31, 2025, the weighted average remaining lease term and weighted average discount rate were 1.41 years and 6.41%, respectively.

As of December 31, 2025 and 2024, the Group stated the following amounts in the Group’s consolidated balance sheets:

	December 31,	December 31,
	2025	2024

Assets
Operating lease right-of-use assets	$212,324	$-
Total	212,324	-

Liabilities
Operating lease liabilities, current	148,663	-
Operating lease liabilities, non-current	64,742	-
Total lease liabilities	$213,405	$-

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

6. LEASES (cont.)

Maturities of lease liabilities were as follows:

Operating
As of December 31, 2025	Lease
From January 1, 2026 to December 31, 2026	$156,945
From January 1, 2027 to December 31, 2027	65,393
Total undiscounted cash flows	$222,338
Less: imputed interest	(8,933)
Present Value of future minimum lease payments	213,405
Less: Current obligations	(148,663)
Long term obligations	$64,742

Supplemental cash flow information related to leases where the Group was the lessee for the years ended December 31, 2025 and 2024 was as follows:

	December 31, 2025	December 31, 2024

Operating cash outflows from operating assets	$154,617	$166,608

7. DEFERRED OFFERING COSTS

Deferred offering costs represent legal, accounting, underwriting, and other direct costs incurred in connection with a planned equity or debt offering. These costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds, In the event the offering is unsuccessful or aborted, the costs will be expenses.

8. ACCRUED EXPENSES AND OTHER LIABILITIES

The amount of accrued expenses and other liabilities were consisted of the followings:

	December 31,	December 31,
	2025	2024

Accrued expenses	$52,785	$32,204
Accrued audit fee	95,160	8,601
Accrued staff costs	165,092	25,018
Others	6,835	3,375
Total	$319,872	$69,198

9. SHARE CAPITAL

The Company was incorporated in the Cayman Islands on March 18, 2024 by Mr. Wang, with the initial authorized and issued share capital of $500,000 divided into 5,000,000 common shares at the par value of $0.10 each. It was established as the holding company with the intention to perform reorganization of SL Bio Taiwan.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

9. SHARE CAPITAL (cont.)

SL Link has been engaged in three segments: (1) semiconductor equipment design and service; (2) research and development of biomedical products and (3) research, development and sales of the Exosome Business. On May 6, 2022, SL Link commenced the research and development of the Exosome Business. On June 20, 2022, the board of directors of SL Link approved to exercise the business reorganization and spin-off such business into a separate legal entity, SL Bio Taiwan, which was established on July 21, 2022. SL Link continued its operation in semiconductor and biomedical business and referred to as the “OldCo”.

Upon the completion of the Reorganization on June 14, 2024, the Company had 5,000,000 authorized shares with the par value of $0.10 per share, and SL Bio and OldCo both were substantially under common control by the same beneficiary group of SL Link’s shareholders before and after the Reorganization, and SL Bio Taiwan as a wholly-owned subsidiary of the Company. Initially, the Company has issued 5,000,000 common shares to Mr. Wang. On May 23, 2024, he transferred 1,500,000 and 175,000 common shares to SL Link’s shareholders and other investor, respectively. On June 10, 2024, the Company repurchased and cancelled the remaining 3,325,000 common shares of the Company from Mr. Wang at par value. Upon the completion of the Reorganization on June 14, 2024, the Company had 1,675,000 issued and outstanding common shares.

On June 28, 2024, the Company issued additional 2,000,000 common shares to various SL Link shareholders with the par value of $0.10 each at $3.00 per share. After that, the authorized shares is 5,000,000 and the issued and outstanding common shares of the Company is 3,675,000.

10. INCOME TAXES

The Company, PubCo, the Merger Sub I and the Merger Sub II are incorporated in the Cayman Islands, which is exempt from income tax. The Company’s operating subsidiary, SL Bio Taiwan, is incorporated in the ROC and is subject to the ROC Income Tax Law. The applicable tax rate is 20% in 2025 and 2024.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2025	2024

Current tax	$-	$-
Deferred tax	(4)	57,635
Income tax (credit) expense	$(4)	$57,635

Reconciliation of the differences between the ROC Income Tax rate applicable to profits and the income tax expenses of the Group:

	December 31,	December 31,
	2025	2024

Loss before taxation	$(3,819,822)	$(1,133,698)

Notional tax on income (loss) before tax
Computed expected tax expense	(763,964)	(226,739)
Non-taxable or non-deductible expenses	390,630	68,012
Change in valuation allowances	373,338	216,362
Total	$4	$57,635

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

10. INCOME TAXES (cont.)

Deferred tax assets (liabilities) are as follows

	December 31,	December 31,
	2025	2024
Deferred tax assets
Tax losses carry forwards	$706,110	$211,507
Other timing difference	(109,701)
Valuation allowance	(596,409)	(211,507)
Total deferred tax assets	-	-

Deferred tax liabilities
Other timing difference	-	(135,701)
Total deferred tax liabilities	-	(135,701)
Net deferred tax liabilities	$-	$(135,701)

The movement of valuation allowance is as follows

	December 31,	December 31,
	2025	2024

Balance at beginning of the year	$(211,507)	$-
Current year addition	(384,902)	(211,507)
Balance at end of the year	$(596,409)	$(211,507)

As of December 31, 2025 and 2024, the Company had net operating losses of $2,087,848 and $1,057,535, respectively, arising from subsidiary incorporated in the ROC, which will be available to offset future taxable income. The net operating losses in the ROC can be carried forward for up to 10 years. During the year ended December 31, 2025, the Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized.

As of December 31, 2024, the net deferred tax liabilities of $135,701 relates to the timing difference on the Reorganization as disclosed in note 1 to the financial statements. During 2025, these temporary differences reversed as the Reorganization structure was fully implemented, resulting in no deferred tax liabilities as at December 31, 2025.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2025 and 2024, the Group had the commitment of nil and $17,458 for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of plant and equipment.

12. RELATED PARTY TRANSACTION

As of December 31, 2025 and 2024, the Group had no amount due from (to) affiliate.

In January 2023, the Group entered into an operating lease arrangement with OldCo to lease part of its office premises in Taiwan. The lease has the initial term of 53 months from January 1, 2023 to May 31, 2027, but the lease was cancelled in December 2024. In January 2023, the Group also entered into a corporate and administrative service agreement with OldCo for the general corporate and accounting services in Taiwan, and it was terminated in December 2024.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

12. RELATED PARTY TRANSACTION (cont.)

During the year ended December 31, 2025, the Company had the following transaction with affiliates:

Name	Amount	Relationship	Note

JY BioMed	$455,714	Company owned by our Chief Technical Officer of the Company, Dr. Shen	Research and development costs paid for GDT Cells Licenses to the Group

During the year ended December 31, 2024, the Company had the following transaction with the Parent entity:

Name	Amount	Relationship	Note

SL Link	$167,795	Company owned by a director and a shareholder of the Company, Mr. Wang	Operating leasing income for the rental of office premise to the Group
SL Link	$80,496	Company owned by a director and a shareholder of the Company, Mr. Wang	Expenses for general corporate and accounting services provided to the Group
SL Link	$949,771	Company owned by a director and a shareholder of the Company, Mr. Wang	Research and development costs paid for the transfer of the CD-19 Patent to the Group
JY BioMed	$964,823	Company owned by our Chief Technical Officer of the Company, Dr. Shen	Research and development costs paid for GDT Cells Licenses to the Group

13. SEGMENT REPORTING

The Group’s chief operating decision maker, who has been identified as the Group’s directors, evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

During the years ended December 31, 2025 and 2024, the Group operated in sales of Exosome products segment and research and development of CD-19 Armed-T products segment. In December 2024, the Group extended the operation into the research and development of GDT cell therapy products and thus operated in three segments during the year ended December 31, 2025 and thereafter. The revenue of the Group represented the sales of Exosome products only.

There was no revenue generated and assets allocated for the CD-19 Armed-T products and GDT cell therapy products segments for the year ended December 31, 2025. The Company’s chief operating decision maker evaluates performance based on each reporting segment’s revenue, cost of revenues, operating expenses, operating income (loss), other income (expense), and income (loss) before income taxes. The respective information by segment for the years ended December 31, 2024 and 2025 were as follows:

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

13. SEGMENT REPORTING (cont.)

For the year ended December 31, 2025:

	Exosome	CD-19 Armed-T	GDT cell therapy	Corporate and
	Products	Products	Products	Unallocated	Total

Revenue	$2,197,249	$-	$-	$-	$2,197,249
Cost of revenue	(1,422,187)	-	-	-	(1,422,187)
Gross profit	775,062	-	-	-	775,062
Operating expenses	792,443	512,041	1,856,981	1,451,085	4,612,550
Operating loss	(17,381)	(512,041)	(1,856,981)	(1,451,085)	(3,837,488)
Other income (expenses), net	(1,445)	-	-	19,111	17,666
Loss before income tax	(18,826)	(512,041)	(1,856,981)	(1,431,974)	(3,819,822)

As of December 31, 2025
Identifiable long-lived assets	13,938	-	-	447,280	461,218
Total assets	749,864	-	-	2,067,316	2,817,180

For the year ended December 31, 2024:

	Exosome	CD-19 Armed-T	GDT cell therapy	Corporate and
	Products	Products	Products	Unallocated	Total

Revenue	$3,363,603	$-	$-	$-	$3,363,603
Cost of revenue	(1,430,842)	-	-	-	(1,430,842)
Gross profit	1,932,761	-	-	-	1,932,761
Operating expenses	702,651	1,070,441	964,823	390,957	3,128,872
Operating income (loss)	1,230,110	(1,070,441)	(964,823)	(390,957)	(1,196,111)
Other income (expenses), net	26,437	-	-	35,976	62,413
Income (loss) before income tax	1,256,547	(1,070,441)	(964,823)	(354,981)	(1,133,698)

As of December 31, 2025 and 2024, the Group’s total assets and long-lived assets are under the segments of sales of Exosome Products and Corporate and unallocated. All of the payments incurred for research and development of CD-19 Armed-T products and GDT cell therapy products segments are expensed.

SL BIO LTD. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2025 AND 2024

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 18, 2026 the date of the issuance of the consolidated financial statements. Based upon this review, other than disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On May 14, 2026 and May 21, 2026, SL Bio has entered into loan agreements with the Mr. Wang, under which a total aggregate loan amount of $1,600,000 was provided to SL Bio. The loans from Mr. Wang are unsecured, interest-free and repayable within one year from the date of the agreements.

In connection with the Business Combination, on March 24, 2026, PubCo entered into subscription agreements with certain investors for PIPE Financing of 780,000 units at $10.00 per unit for aggregate gross proceeds of $7,800,000. Each unit consists of one PubCo ordinary share and one preferred share, with each preferred share convertible into one-third of one PubCo ordinary share six months following the closing of Business Combination. Upon the closing of Business Combination on June 12, 2026, PubCo issued 780,000 PubCo ordinary shares of par value $0.00001 each and 780,000 PubCo Series A preferred shares to PIPE investors.

On June 12, 2026, Merger Sub I merged with and into HSPT, with HSPT continuing as the surviving company and becoming a wholly owned subsidiary of PubCo. Each issued and outstanding ordinary share of HSPT (other than redeeming and dissenting shares) was automatically cancelled and converted into the right to receive one PubCo ordinary share. In connection with the First Merger, 3,502,404 HSPT ordinary shares were redeemed and cancelled, while the remaining non-redeeming shares were converted into PubCo ordinary shares.

On the same day, Merger Sub II merged with and into SL Bio, with SL Bio continuing as the surviving company and becoming a wholly owned subsidiary of PubCo. Each issued and outstanding ordinary share of SL Bio was automatically cancelled and converted into the right to receive newly issued PubCo ordinary shares based on the exchange ratio set forth in the Business Combination Agreement. In aggregate, 556,800,000 PubCo ordinary shares were issued to SL Bio shareholders. Upon completion of the Second Merger, the authorized share capital of SL Bio was reclassified to $500,000 divided into 500,000,000 shares of par value of $0.001 each.

Following the effective time of the First Merger and Second Merger, Pubco has authorized shares of 4,950,000,000, ordinary shares of par value $0.00001 each and 50,000,000 preferred shares of par value $0.00001 each. The issued and outstanding shares of the PubCo comprised 560,759,757 ordinary shares of par value $0.00001 each and 780,000 preferred shares of par value $0.00001 each. SL Bio’s issued share capital and additional paid in capital became $1 and $0 respectively. As a result of Business Combination, SL Bio and HSPT each became wholly owned subsidiaries of Pubco following the merger (which closed on June 12, 2026, with trading commencing on Nasdaq under “SLBT” on June 15, 2026).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SL Science Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SL Science Holding Limited and subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated statements of operations, changes in shareholder’s deficit and cash flows for the period from March 18, 2025 (date of inception) through December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from March 18, 2025 (date of inception) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has not commenced any operations since its formation and was set for the purpose of completing reorganization and will need to raise additional funds to meet its future obligations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Company's auditor since 2025.

Hong Kong, China

June 18, 2026

PCAOB ID: 3299

SL SCIENCE HOLDING LIMITED
CONSOLIDATED BALANCE SHEET

December 31, 2025
ASSETS
Prepaid expenses	11,784
Total current assets	$11,784
Total assets	$11,784

LIABILITIES AND SHAREHOLDER’S DEFICIT
Due to holding company	$27,454
Total liabilities	27,454

Common Shares, $1.00 par value, 50,000 shares authorized, 1 share issued and outstanding	1
Additional paid-in capital	—
Accumulated deficit	(15,671)
Total shareholder’s deficit	(15,670)
Total liabilities and shareholder’s deficit	$11,784

The accompanying notes are an integral part of these consolidated financial statements.

SL SCIENCE HOLDING LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS

For the period from March 18, 2025 (inception) through December 31, 2025
Operating expenses
General and administrative expenses	$15,671
Total operating expenses	(15,671)
Income tax expense	—
Net loss	$(15,671)

The accompanying notes are an integral part of these consolidated financial statements.

SL SCIENCE HOLDING LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

			Additional		Total
	Common share		paid-in	Accumulated	shareholder’s
	Shares	Amount	capital	deficit	deficit
Balance at March 18, 2025 (inception)	—	$—	$—	$—	$—
Issuance of common share	1	1	—	—	1
Net loss	—	—	—	(15,671)	(15,671)
Balance at December 31, 2025	1	$1	$—	$(15,671)	$(15,670)

The accompanying notes are an integral part of these consolidated financial statements.

SL SCIENCE HOLDING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from March 18, 2025 (inception) through December 31, 2025
Cash Flows from Operating Activities:
Net loss	$(15,671)
Adjustments to reconcile net loss to net cash used in operating activities:
Prepaid expenses	(11,784)
Due to holding company	27,454
Net cash used in operating activities	(1)
Cash Flows from Financing Activities:
Sale of common share	1
Net cash provided by financing activities	1
Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid	$—
Interest paid	$—

The accompanying notes are an integral part of these consolidated financial statements.

SL SCIENCE HOLDING LIMITED
Notes CONSOLIDATED to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SL Science Holding Limited (the “Company” or “PubCo”) was incorporated in the Cayman Islands as an exempted company limited by shares on March 18, 2025, and wholly-owned by SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”), with the initial authorized and issued share capital of $50,000 divided into 50,000 common shares at the par value of $1.00 each. The Company has not commenced any operations since its formation. The Company was incorporated solely for the purpose of completing the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated May 9, 2025 (as may be further amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”).

The parties to the Business Combination Agreement include (i) PubCo, (ii) Horizon Space Acquisition II Corp., a Cayman Islands exempted company limited by shares (“HSPT”), (iii) CW Mega Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub I”), (iv) WW Century Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub II”), and (v) SL Bio, pursuant to which, among other things, (i) Merger Sub I will merge with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Upon the consummation of the Business Combination, each of HSPT and SL Bio will become a subsidiary of PubCo, and HSPT’s shareholders and SL Bio’s shareholders will receive common shares of par value of $0.00001 each of PubCo (“PubCo Common Shares”). The closing date of each of the First Merger and the Second Merger is hereinafter referred to as the “First Closing Date” and the “Second Closing Date” respectively. The Company expects PubCo Common Shares be listed and traded on the Nasdaq Stock Market LLC (“Nasdaq”) following the consummation of the Business Combination. However, the consummation of the transactions contemplated by the Business Combination Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

NOTE 2 — GOING CONCERN

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the consolidated financial statements are issued.

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has not commenced any operations since its formation.

SL SCIENCE HOLDING LIMITED
Notes CONSOLIDATED to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statement of the Company is presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for period from March 18, 2025 (inception) through December 31, 2025 financial information. In the opinion of management, the consolidated financial statements reflect all adjustments, which consist of normal recurring adjustments, considered necessary for a fair presentation of the period presented. The results of operations for the period from March 18, 2025 (inception) through December 31, 2025 are not necessarily indicative of the results to be expected for any future period.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, CW Mega Limited and WW Century Limited (collectively as “Merger Subs”). All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on March 18, 2025 (inception).

Recently Issued But Not Yet Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company adopted ASU 2023-09 beginning January 1, 2025. The adoption did not have material impact on the Company’s consolidated financial statement.

SL SCIENCE HOLDING LIMITED
Notes CONSOLIDATED to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE”), which requires additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance will be effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on the Company’s consolidated financial statement presentation and disclosures.

In May 2025, The FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”). The intent of ASU 2025-05 is to improve the practical expedient for estimating expected credit losses on short-term receivables and contract assets by allowing an entity to assume that current conditions at the balance sheet date will remain constant over the asset’s remaining contractual life. ASU2025-05 is effective for annual fiscal years beginning after December 15, 2025 with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. . The amendments under ASU 2025-05 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on the Company’s consolidated financial statement presentation and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and consolidated comprehensive income (loss) and consolidated statements of cash flows.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company was originally incorporated in the Cayman Islands through the issuance of one common share to Ogier Global Subscriber (Cayman) Limited (“Ogier”) for the par value of $1.00 on March 18, 2025. On March 20, 2025, Ogier transferred the one common share held to SL Bio.

On March 18, 2025, Merger Sub I and Merger Sub II were incorporated through the issuance of one common share each to Ogier for the par value of $1.00 each. On March 20, 2025, Merger Sub I and Merger Sub II became wholly-owned subsidiaries of the Company when the one common share each held by Ogier was transferred to the Company for a total investment of $1.00 each.

As of December 31, 2025, the amount due to holding company was consisted of the following:

Name	Amount	Relationship	Note

SL Bio	$27,454	Holding company	Other payables, interest free and payment on demand.

SL SCIENCE HOLDING LIMITED
Notes CONSOLIDATED to Financial Statements

NOTE 5 — SEGMENT REPORTING

The Company is formed for the purpose of effecting a Business Combination. As of December 31, 2025, the Company had not commenced any operations. The Company will not generate any operating revenue until after the completion of its initial Business Combination, at the earliest.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented.

When evaluating the Company’s primary measure of performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which include the following:

For the period from March 18, 2025 (inception) through December 31, 2025
General and administrative expenses	$15,671
Total operating expenses	(15,671)
Income tax expense	—
Net loss	$(15,671)

Operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements, if any, to ensure costs are aligned with all agreements and budget.

SL SCIENCE HOLDING LIMITED
Notes CONSOLIDATED to Financial Statements

NOTE 6 — SHARE CAPITAL

The Company is authorized to issue $50,000 common shares with a par value of $1.00 per share. Prior to the closing of the Business Combination, PubCo intends to amend and restate its memorandum and articles of association (the “PubCo A&R MAA”) which will constitute the PubCo A&R MAA. Under the PubCo A&R MAA, PubCo will change to its authorized share capital to US$50,000 divided into 5,000,000,000 shares of US$0.00001 par value each of a single class. Holders of common shares are entitled to one vote per share owned on each matter properly submitted to the shareholders on which the holders of the common shares are entitled to vote. The holders of common shares shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets for funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions. As of December 31, 2025, there were one common share issued and outstanding.

NOTE 7 — SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 18, 2026, the date of the issuance of the consolidated financial statements. Based upon this review, other than disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

In connection with the Business Combination, on March 24, 2026, PubCo entered into subscription agreements with certain investors for PIPE Financing of 780,000 units at $10.00 per unit for aggregate gross proceeds of $7,800,000. Each unit consists of one PubCo ordinary share and one preferred share, with each preferred share convertible into one-third of one PubCo ordinary share six months following the closing of Business Combination. Upon the closing of Business Combination on June 12, 2026, PubCo issued 780,000 PubCo ordinary shares of par value $0.00001 each and 780,000 PubCo Series A preferred shares to PIPE investors.

On June 12, 2026, Merger Sub I merged with and into HSPT, with HSPT continuing as the surviving company and becoming a wholly owned subsidiary of PubCo. Each issued and outstanding ordinary share of HSPT (other than redeeming and dissenting shares) was automatically cancelled and converted into the right to receive one PubCo ordinary share. In connection with the First Merger, 3,502,404 HSPT ordinary shares were redeemed and cancelled, while the remaining non-redeeming shares were converted into PubCo ordinary shares.

On the same day, Merger Sub II merged with and into SL Bio, with SL Bio continuing as the surviving company and becoming a wholly owned subsidiary of PubCo. Each issued and outstanding ordinary share of SL Bio was automatically cancelled and converted into the right to receive newly issued PubCo ordinary shares based on the exchange ratio set forth in the Business Combination Agreement. In aggregate, 556,800,000 PubCo ordinary shares were issued to SL Bio shareholders. Upon completion of the Second Merger, the authorized share capital of SL Bio was reclassified to $500,000 divided into 500,000,000 shares of par value of $0.001 each.

Following the effective time of the First Merger and Second Merger, Pubco has authorized shares of 4,950,000,000, ordinary shares of par value $0.00001 each and 50,000,000 preferred shares of par value $0.00001 each. The issued and outstanding shares of the PubCo comprised 560,759,757 ordinary shares of par value $0.00001 each and 780,000 preferred shares of par value $0.00001 each. SL Bio’s issued share capital and additional paid in capital became $1 and $0 respectively. As a result of Business Combination, SL Bio and HSPT each became wholly owned subsidiaries of Pubco following the merger (which closed on June 12, 2026, with trading commencing on Nasdaq under “SLBT” on June 15, 2026).

HORIZON SPACE ACQUISITION II CORP.

CONDENSED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash	$9,586	$7,917
Prepaid expense	72,395	21,614
Total Current Assets	81,981	29,531

Investment held in Trust Account	39,390,860	72,924,060

Total Assets	$39,472,841	$72,953,591

Liabilities, Ordinary Shares Subject to Possible Redemptions and Shareholders’ Deficit
Current Liabilities
Promissory note, related party	$990,000	$990,000
Amount due to related party	571,134	354,484
Promissory note, third party	100,000	-
Ordinary shares subject to redemption	37,482,848	-
Other payable and accrued expenses	205,401	4,696
Total Current Liabilities	39,349,383	1,349,180

Total Liabilities	39,349,383	1,349,180

Commitments and Contingencies (Note 7)

Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 178,285 and 6,900,000 shares subject to possible redemption at $10.70 and $10.57 per share as of March 31,2026 and December 31,2025, respectively.	1,908,012	72,924,060

Shareholder’s Deficit:
Preferred share, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 2,180,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025 (excluding 3,502,404 shares subject to redemption and 178,285 shares subject to possible redemption as of March 31, 2026, and 6,900,000 shares subject to possible redemption as of December 31, 2025), respectively	218	218
Additional paid-in capital	-	-
Accumulated deficit	(1,784,772)	(1,319,867)
Total Shareholder’s Deficit	(1,784,554)	(1,319,649)
Total Liabilities Ordinary Shares Subject to Possible Redemptions and Shareholder’s Deficit	$39,472,841	$72,953,591

The accompanying notes are an integral part of these unaudited condensed financial statements.

HORIZON SPACE ACQUISITION II CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025

Formation and operating costs	$364,905	$253,479
Loss from operations	(364,905)	(253,479)

Other income
Interest and dividend income on investments held in Trust	588,076	726,071
Interest expense	(252,293)	-
Net (loss) income	(29,122)	472,592

Weighted average shares outstanding of redeemable ordinary shares	1,752,170	6,900,000
Basic and diluted net income per share, ordinary shares	$0.07	$0.08
Weighted average shares outstanding of non-redeemable ordinary shares	2,180,000	2,180,000
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.06)	$(0.03)

The accompanying notes are an integral part of these unaudited condensed financial statements.

HORIZON SPACE ACQUISITION II CORP.

UNAUDITED CONDENSED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

					Additional		Total
	Preferred Shares		Ordinary Shares		Paid-in	Accumulated	Shareholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31,2025 (Audited)	-	$-	2,180,000	$218	$-	$(1,319,867)	$(1,319,649)
Accretion of carrying value to redemption value	-	-	-	-	-	(435,783)	(435,783)
Net income	-	-	-	-	-	(29,122)	(29,122)
Balance as of March 31, 2026 (Unaudited)	-	$-	2,180,000	$218	$-	$(1,784,772)	$(1,784,554)

					Additional		Total
	Preferred Shares		Ordinary Shares		Paid-in	Retained	Shareholder’s
	Shares	Amount	Shares	Amount	Capital	Earning	Equity
Balance as of December 31, 2024 (Audited)	-	$-	2,180,000	$218	$312,035	$138,622	$450,875
Accretion of carrying value to redemption value	-	-	-	-	(312,035)	(414,036)	(726,071)
Net income	-	-	-	-	-	472,592	472,592
Balance as of March 31, 2025 (Unaudited)	-	$-	2,180,000	$218	$-	$197,178	$197,396

The accompanying notes are an integral part of these unaudited condensed financial statements.

HORIZON SPACE ACQUISITION II CORP.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
Cash Flows from Operating Activities:
Net (loss) income	$(29,122)	$472,592
Adjustments to reconcile net income to net cash provided by operating activities:
Dividend and interest income on Trust Account	(588,076)	(726,071)
Interest expense	252,293	-
Changes in operating assets and liabilities:
Prepaid expense	(50,781)	(50,781)
Accrued expense	200,705	22,316
Net Cash Used in Operating Activities	(214,981)	(281,944)

Cash flows from investing activities:
Proceeds from sale of investments in the Trust Account	34,221,276	-
Extension fee deposited into Trust Account	(100,000)	-
Net Cash Provided by Investing Activities	34,121,276	-

Cash Flows from Financing Activities:
Ordinary shares redemption	(34,221,276)	-
Proceed from promissory note, third party	100,000	-
Proceeds from related party	216,650	-
Net Cash Used in Financing Activities	(33,904,626)	-

Net Change in Cash	1,669	(281,944)

Cash at beginning of the period	7,917	646,720
Cash, end of the period	$9,586	$364,776

Supplemental Disclosure of Cash Flow Information:
Subsequent accretion of carrying value for public shares to redemption value	$435,783	$726,071
Ordinary share subject to redemption	$37,230,555	$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Note 1 — Organization, Business Operation and Going Concern Consideration

Horizon Space Acquisition II Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on March 21, 2023 (“Inception”). The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has selected December 31 as its fiscal year end.

As of March 31, 2026, the Company had not commenced any operations. For the period from March 21, 2023 (inception) through March 31, 2026, the Company’s efforts have been limited to organizational activities as well as activities related to the initial public offering, identifying a target company for a Business Combination and completing the SL Bio Business Combination (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO (as defined below) and private placement (“Private Placement,” see Note 4).

The Company’s founder and sponsor is Horizon Space Acquisition II Sponsor Corp., a Cayman Islands company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through IPO and the Private Placement.

On November 18, 2024, the Company consummated its initial public offering (the “IPO”) of 6,000,000 units (“Units”). Each unit consists of one ordinary share, and one right to receive one-tenth (1/10) of one ordinary share. Each ten rights entitle the holder thereof to receive one ordinary share upon the consummation of the Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $60,000,000. On November 19, 2024, the underwriter notified the Company of its exercise of the over-allotment option in full to purchase additional 900,000 Units of the Company (the “Over-Allotment Option”). As a result, on November 21, 2024, 900,000 Units were sold to the underwriter at an offering price of $10.00 per Option Unit (the “Option Units” and together with the Units, collectively, the “Public Units”), generating gross proceeds of $9,000,000. (refer to Note 3).

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement (“Private Placement”) of 200,000 units (the “Initial Private Units”) to the Sponsor, at a price of $10.00 per Initial Private Unit, generating total proceeds of $2,000,000, which is described in Note 4. Simultaneously with the issuance and sale of the Option Units, the Company completed a private placement sale of additional 13,500 units (the “Additional Private Units” and together with the Initial Private Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $135,000.

Transaction costs amounted to aggregated total of $1,844,819, consisting of $1,035,000 of underwriting commissions which was paid in cash at the closing date of the IPO, and upon the exercise of the overallotment option, $341,602 of the Representative Shares (discussed in the below), and $468,217 of other offering costs. At the IPO date, cash of $939,635 was held outside of the Trust Account (as defined below) and is available for the payment of accrued offering costs and for working capital purposes.

In conjunction with the IPO, the Company issued to the underwriter 210,000 ordinary shares for no consideration (the “Representative Shares”). The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs. The fair value of the Representative Shares was estimated by using Black Scholes model as of the IPO date totaled $297,045. In connection with the exercise of the underwriter’s over-allotment option, the Company issued additional 31,500 Representative Shares to the underwriter with fair value of $44,557.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding interest income earned on the Trust Account that is released to the Company to pay taxes) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete such Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Upon the closing of the IPO, management has agreed that the net proceeds of the IPO and the sale of the Private Units, $10.00 per unit will be placed into a U.S.-based Trust Account (“Trust Account”) maintained by Wilmington Trust, N.A., acting as trustee, and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay the Company’s tax obligations and liquidation expenses up to $50,000, the proceeds from the IPO and the sale of the Private Units that are deposited in the Trust Account will not be released from the Trust Account until the earliest to occur of:(a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the Business Combination by June 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate the Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the extraordinary general meeting (the “Extension EGM”) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (c) the redemption of the public shares if the Company is unable to complete the Business Combination by June 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate a Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the Extension EGM (the “Combination Period”), subject to applicable law. Although the Company will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities the Company engages execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Company’s public shareholders, the proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The ordinary shares subject to redemption accredited to the redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standard Board’s (FASB) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company has determined that the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares votes are voted in favor of the Business Combination. If the Company cannot complete a Business Combination by June 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate a Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the Extension EGM, unless the Company extends such period pursuant to its amended and restated memorandum and articles of association, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of income taxes payable, and less up to $50,000 of interest to pay liquidation expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to public rights or private rights. The rights will expire worthless if the Company fails to complete a Business Combination by June 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate a Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the Extension EGM.

Extension Deposit and Notes

Pursuant to the terms of the Company’s memorandum and articles of association, in order to extend the time available for the Company to consummate its initial Business Combination, the Sponsor or designees, must deposit into the Trust Account for each three months extension, $690,000 as the underwriter’s over-allotment option had been exercised in full ($0.10 per share in either case), up to an aggregate of $1,380,000, on or prior to the date of the applicable deadline. In November 2025, $690,000 was deposited into the Trust Account for the Company’s public shareholders, which extended the deadline to consummate a Business Combination to February 18, 2026.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Pursuant to the amendment to the amended and restated memorandum and articles of association approved in the extraordinary general meeting held on February 13, 2026 (the “Charter Amendment”) of the Company, the Company has until February 18, 2026 to complete its initial business combination. However, the Company may extend the period of time to consummate a business combination up to twelve times, each by an additional one-month extension, up to February 18, 2027, subject to the Sponsor and/or its designee, depositing the lesser of (i) $50,000 for all remaining public shares and (ii) $0.033 for each remaining public share (the “Extension Fee”) into the Trust Account.

For the three months ended March 31, 2026, an aggregate total of $100,000 was deposited into the Trust Account by William Wang, the Chief Executive Officer of SL BIO, on behalf of the Company’s public shareholders, to extend the deadline for the Company to consummate its initial Business Combination to April 18, 2026. In connection with such extensions, the Company issued two unsecured promissory notes (see Note 5) to William Wang, each with a principal amount of $50,000, on February 18, 2026 and March 17, 2026, respectively.

On April 18, 2026 and May 14, 2026, an aggregate total of $100,000, consisting of two installments of $50,000 each, was deposited into the Trust Account on behalf of the Company’s public shareholders to further extend the deadline for the Company to consummate its initial Business Combination to June 18, 2026. Of the aggregate amount deposited, $50,000 was funded by the Sponsor and $50,000 was funded by William Wang. In connection with such extensions, the Company issued unsecured promissory notes with a principal amount of $50,000 each on April 18, 2026 and May 18, 2026 to the Sponsor and William Wang, respectively.

Business Combination

On May 9, 2025, the Company entered into a business combination agreement (the “Business Combination Agreement”) with SL Science Holding Limited, a Cayman Islands exempted company (“PubCo”), CW Mega Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub I”), WW Century Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub II”), and SL Bio Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”), pursuant to which, among other things, (i) Merger Sub I will merge with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “SL Bio Business Combination”). In connection with the SL Bio Business Combination, PubCo filed with the SEC a registration statement on Form F-4 (File No. 333-292214), which was declared effective on January 13, 2026 (as amended and supplemented, the “Form F-4”), and the Company filed a definitive proxy statement (as amended and supplemented, the “Proxy Statement”) for the solicitation of proxies in connection with an extraordinary general meeting of the Company’s shareholders on January 13, 2026.

On May 9, 2025, the Company entered into a Business Combination Agreement with SL Science Holding Limited (“PubCo”), its wholly owned subsidiaries, and SL BIO Ltd., pursuant to which a series of mergers will be effected resulting in the Company and SL BIO becoming wholly owned subsidiaries of PubCo, and the Company’s shareholders receiving PubCo ordinary shares. In connection with the Business Combination, on March 24, 2026, PubCo entered into subscription agreements with certain investors for a private placement (the “PIPE Financing”) of 780,000 units at $10.00 per unit for aggregate gross proceeds of $7,800,000. Each unit consists of one PubCo ordinary share and one preferred share, with each preferred share convertible into one-third of one PubCo ordinary share six months following the closing of the Business Combination.

Going Concern Consideration

As of March 31, 2026, the Company had cash of $9,586 and working capital deficit of $1,784,554, excluding $37,482,848 payables due to redeeming shareholders to be paid out from the Trust Account. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case, subject to compliance with applicable securities laws, the Company may issue additional securities or incur debt prior to or in connection with such Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements - Going Concern, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in addressing this uncertainty is through the Working Capital Loans, as defined below (see Note 6). Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company currently has no commitments in place to receive such financing and there is no assurance that the Company’s plans to raise capital will be successful. In addition, if the Company is unable to complete a Business Combination by June 18, 2026 (or up to February 18, 2027 if fully extended), unless further extended, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern for a period within one year after the date that the accompanying unaudited condensed financial statements are issued. The unaudited condensed financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The unaudited condensed financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant accounting policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of results to be expected for any other interim period or for the full year. The information included in this Form 10-Q should be read in conjunction with information included in the Company’s annual report on Form 10-K for the year ended December 31, 2025, filed with the SEC on April 8, 2026. The accompanying balance sheet as of December 31, 2025 has been derived from the Company’s audited financial statements included in Form 10-K.

Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, formation and operational costs and interest earned on cash and investments held in Trust Account which are included in the accompanying consolidated statements of operations.

The key measures of segment profit or loss reviewed by our CODM are interest earned on investment in Trust Account and formation and operating expenses. The CODM reviews interest earned on investment in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within formation and operating costs, the CODM specifically reviews professional service fees in connection with the business combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other formation and operating costs, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart The Company’s Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed financial statements of the Company in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9,586 and $7,917 in cash as of March 31, 2026 and December 31, 2025, respectively, and did not have any cash equivalents as of March 31, 2026 and December 31, 2025.

Investment Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of an investment in money market fund that invest in U.S government treasury obligations and generally have a readily determinable fair value. Gains and losses resulting from the change in fair value of these securities are included in income on Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

In connection with the extraordinary general meeting (the “Business Combination EGM”) in connection with the SL Bio Business Combination on February 13, 2026, an aggregate of 3,219,311 ordinary shares of the Company were redeemed for $34,221,276 on March 17, 2026.

As of March 31, 2026 and December 31, 2025, the Trust Account had balance of $39,390,860 and $72,924,060, respectively. During the three months ended March 31, 2026, 3,219,311 ordinary shares of the Company were redeemed by public shareholders. In connection with the redemptions, an aggregate of $34,221,276 was withdrawn from the Trust Account and paid to the public shareholders. Earnings on these trading securities are included in interest earned on investments held in the Trust Account in the accompanying statements of operations. Income earned on these investments were fully reinvested into the Trust and therefore considered as an adjustment to reconcile net income (loss) to net cash used in operating activities in the condensed statements of cash flows. For the three months ended March 31, 2026 and 2025, there were $588,076 and 726,071 of interest and dividend income recognized, respectively.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less interest income and unrealized gain or loss on investments in trust account less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

For the three months ended March 31, 2026 and December 31, 2025, the Company had 3,502,404 and nil mandatorily redeemable ordinary shares outstanding, respectively, which will be redeemed upon and following the consummation of the Business Combination. The mandatorily redeemable ordinary shares contain a right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic net income (loss) attributable to the redeemable shares.

As of March 31, 2026 and December 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then shared in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic loss per share for the period presented.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

The net income (loss) per share presented in the statement of operations is based on the following:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025

Net (loss) income	$(29,122)	$472,592
Accretion of carrying value to redemption value	(435,783)	(726,071)
Net loss including accretion of carrying value of redemption value	$(464,905)	$(253,479)

	For the Three Months Ended
	March 31, 2026
		Non-
	Redeemable	Redeemable
	Common	Common
	Stock	Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(328,583)	$(136,222)
Net loss attributable to ordinary shares subject to redemption	12,675
Accretion of carrying value to redemption value	435,783	-
Allocation of net income (loss)	$119,875	$(136,222)

Denominators:
Weighted-average shares outstanding	1,752,170	2,180,000
Basic and diluted net income (loss) per share	$0.07	$(0.06)

	For the Three Months Ended
	March 31, 2025
		Non-
	Redeemable	Redeemable
	Common	Common
	Stock	Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(192,622)	$(60,857)

Accretion of carrying value to redemption value	726,071	-
Allocation of net income (loss)	$533,449	$(60,857)

Denominators:
Weighted-average shares outstanding	6,900,000	2,180,000
Basic and diluted net income (loss) per share	$0.08	$(0.03)

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Ordinary shares Subject to Redemption

The Company accounts for ordinary shares subject to redemption in accordance with ASC Topic 480 “Distinguishing Liabilities from Equity.” Upon the occurrence of the redemption event, or when the redemption became unconditional and no longer contingent, the ordinary shares subject to redemption were reclassified from temporary equity to liabilities in accordance with ASC 480-10-25-7. Upon reclassification, the liability was initially measured at fair value in accordance with ASC 480-10-30-2, with no gain or loss recognized upon reclassification.

Subsequent to reclassification, the liability is measured in accordance with ASC 480-10-35. If the instrument requires the repurchase of a fixed number of the Company’s ordinary shares and both the settlement amount and settlement date are fixed, the liability is subsequently measured at the present value of the amount to be paid at settlement using the effective interest method. If either the settlement amount or settlement date varies based on specified conditions, the liability is subsequently measured at the amount of cash that would be payable if settlement occurred as of the reporting date, with changes in measurement recognized as interest cost.

In connection with the Business Combination EGM held on February 12, 2026, 3,502,404 ordinary shares of the Company were submitted for redemption, which will be redeemed upon and following the consummation of the Business Combination. Because the redeeming shareholders had submitted valid redemption notices and the approval of the Business Combination occurred on February 12, 2026, the redemption became unconditional on February 12, 2026. Accordingly, the Company reclassified 3,502,404 ordinary shares previously classified as ordinary shares subject to possible redemption from temporary equity to liabilities, which were initially measured at fair value upon reclassification, amounting to $37,230,555 ($10.63 per share). Since the settlement dates are varies depending on the consummation of the Business Combination, the liability is subsequently measured at the amount of cash that would be paid if settlement occurred at the reporting date, with changes in the measurement recognized as interest cost. Accordingly, the Company recognized interest expense of $252,293, and the ordinary shares subject to redemption liability were remeasured to $37,482,848 as of March 31, 2026.

Ordinary shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s public shares feature certain redemption rights that are outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the Business Combination EGM on February 12, 2026, 3,502,404 ordinary shares of the Company were submitted for redemption, which will be redeemed upon and following the consummation of the Business Combination. Upon the approval of the Business Combination EGM on February 12, 2026, the redemption became unconditional, and the related ordinary shares were reclassified from temporary equity to liabilities in accordance with ASC 480.

In connection with the Business Combination EGM on February 13, 2026, an aggregate of 3,219,311 ordinary shares of the Company were redeemed to $34,221,276 on March 17, 2026.

Accordingly, as of March 31, 2026 and December 31, 2025, 178,285 and 6,900,000 ordinary shares subject to possible redemption are presented at the redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

Share Rights

The Company accounts for the Public Rights and private placement rights issued in connection with the IPO and the Private Placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned values.

Share-Based Compensation

The Company accounts for the share-based compensation issued to the underwriter under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of March 31, 2026 and December 31, 2025, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Fair Value of Financial Instruments Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of March 31, 2026 and December 31, 2025, the assets held in the Trust Account were held in treasury funds. All of the Company’s investments held in the Trust Account are classified as trading securities.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2026 and December 31, 2025 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	March 31, 2026		December 31, 2025
	(Unaudited)
	Level	Fair value	Level	Fair value

Assets:
Investments held in Trust Account	1	39,390,860	1	72,924,060

Income Taxes

The Company accounts for income taxes under ASC740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified Cayman Islands as its only “major” tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s unaudited condensed financial statements. Since the Company was incorporated on March 21, 2023, the evaluation was performed for 2023, 2024, and 2025 tax year which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

The Company’s tax provision was deemed to be de minimis for the period presented. The Company is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recently issued accounting standards which have not yet been adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, in each relevant expense caption. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance; however, the Company does not expect a material impact on its unaudited condensed financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270),” which clarifies the applicability of interim reporting guidance and provides a comprehensive list of interim disclosures required under GAAP. The amendments also introduce a disclosure principle requiring entities to disclose events occurring since the end of the last annual reporting period that have a material impact on the entity. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 for public business entities, and after December 15, 2028 for entities other than public business entities. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting this guidance on its unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the on the Company’s unaudited condensed financial statements.

Note 3 — Initial Public Offering

On November 18, 2024, the Company sold 6,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one ordinary share, and one right to receive one-tenth (1/10) of one ordinary share. Each ten rights entitle the holder thereof to receive one ordinary share upon the consummation of the Business Combination. The Company has also granted the underwriters a 45-day option to purchase up to an additional 900,000 Option Units to cover over-allotments, if any. On November 19, 2024, the underwriter notified the Company of its exercise of the over-allotment option in full to purchase additional 900,000 Option Units of the Company. On November 21, 2024, 900,000 Option Units were sold to the underwriter at an offering price of $10.00 per Option Unit, generating gross proceeds of $9,000,000. As of the date of March 31, 2026 and December 31, 2025, 142,091 and 343,933 public placement units have not been separated into their relevant components, respectively.

All of the 6,900,000 public shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such public shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association, or in connection with the Company’s liquidation. In accordance with the Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

As of March 31, 2026 and December 31, 2025, the amounts of ordinary shares reflected on the balance sheet are reconciled in the following table.

	Share	Amount
Gross proceeds from the IPO	6,900,000	$69,000,000
Less:
Gross Proceeds from the IPO allocated to public rights	-	(903,900)
Offering costs of public shares	-	(1,806,783)
Plus:
Initial accretion of carrying value to redemption value	-	2,710,683
Accretion of carrying value to redemption value	-	3,924,060
Ordinary shares subject to possible redemption, December 31, 2025	6,900,000	$72,924,060
Less:
Redemption of Ordinary Shares	(3,219,311)	(34,221,276)
Reclassification of ordinary share subject to redemption as liability	(3,502,404)	(37,230,555)
Plus: Accretion of carrying value to redemption value	-	435,783
Ordinary shares subject to possible redemption, March 31, 2026	178,285	$1,908,012

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 200,000 Initial Private Units at a price of $10.00 per Initial Private Units for an aggregate purchase price of $2,000,000. Each Initial Private Unit was identical to the Public Units sold in the IPO, except as described below. Simultaneously with the closing of the Option Units on November 21, 2024, the Company consummated the sale of additional 13,500 Additional Private Units to the Sponsor at a price of $10.00 per Additional Private Unit, generating total proceeds of $135,000. As of March 31, 2026 and December 31, 2025, 213,500 private placement units have not been separated into their relevant components.

The Sponsor has agreed to waive its redemption rights with respect to its Private Placement shares (i) in connection with the consummation of a Business Combination, (ii) in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem100% of the Company’s public shares if the Company does not complete the Company’s initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period or if the Company liquidates prior to the expiration of the Combination Period. However, the Sponsor will be entitled to redemption rights with respect to any public shares held by it if the Company fails to consummate a Business Combination or liquidate within the Combination Period.

The Sponsor has agreed not to transfer, sell or assign the Private Units and the underlying securities until the consummation of the Company’s initial Business Combination.

Note 5 — Promissory Notes — Third Party

On February 18, 2026 and March 17, 2026, the Company issued two unsecured promissory notes in the aggregate principal amount of $100,000 to William Wang, the Chief Executive Officer of SL BIO to fund the extension fees associated with extending the deadline for the Company to consummate a Business Combination. The terms of the promissory notes are substantially the same as the related party promissory note described below. As of March 31, 2026, the outstanding balance under the promissory notes - third party was $100,000.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Note 6 — Related Party Transactions

Founder Shares

On March 21, 2023, the Company issued 1 ordinary share of a par value of $0.0001 to the Sponsor without consideration. On July 26, 2024, the Sponsor acquired 1,725,000 ordinary shares (“Founder Shares”) for a purchase price of $25,000, or approximately $0.0145 per share and surrendered 1 ordinary share, all share amounts have been retroactively restated to reflect this issuance and surrender of 1 ordinary share. On August 2, 2024, Sponsor transferred (i) to each independent director nominee 20,000 Founder Shares, in the aggregate amount of 60,000 Founder shares, and (ii) to Chief Financial Officer, 10,000 Founder Shares, all at the original purchase price of $0.0145 per share when the Sponsor acquired such shares.

As of November 18, 2024, there were 1,725,000 Founder Shares issued and outstanding, amount with up to 225,000 Founder Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On November 21, 2024, the underwriters exercised their over-allotment option in full, all 225,000 Founder Shares were no longer subject to forfeiture.

The Founder Shares are designated as ordinary shares and are identical to the Private Placement shares except for the following (a) the Founder Shares must be voted in favor of any proposed Business Combination and cannot vote for amendments that would prevent public shareholders from converting or selling their shares in connection with a Business Combination, (b) the Founder Shares cannot be converted into cash from the Trust Account in connection with a shareholder vote to approve the initial Business Combination or amend shareholders’ rights or pre-Business Combination activity. They do not participate in liquidating distributions if a Business Combination is not consummated; and (c) the Founder Shares cannot be transferred, assigned, or sold until the earlier of nine months after the initial Business Combination or upon certain triggering events (e.g., liquidation, merger). If the share price exceeds $12.00 for 20 out of 30 trading days post-Business Combination, the lock-up is released.

Promissory Notes — Related Parties

On July 25, 2024, the Company entered into a promissory note agreement (“Promissory Note Agreement”), pursuant which the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the IPO. As of March 31, 2026 and December 31, 2025, the Company had not drawn any amounts under the Promissory Note Agreement.

On July 5, 2025, the Company issued unsecured promissory notes in the principal amount of $300,000 to its Sponsor to provide additional working capital. The promissory notes bear no interest and are payable upon the earlier of the consummation of a Business Combination or the Company’s termination date. At the Sponsor’s discretion, the promissory notes may be converted into private placement units upon completion of the Business Combination at a conversion price of $10.00 per unit, with each unit consisting of one ordinary share and one right. The proceeds from the $300,000 promissory notes were funded via wire transfer on July 7, 2025.

On November 17, 2025, an aggregate of $690,000 of the extension fee was deposited into the Trust Account for the Company’s public shareholders (the “Extension Payment”) by a designee of the Sponsor (the “Payee”), which enables the Company to extend the period of time it has to consummate its initial business combination by three months from November 18, 2025 to February 18, 2026. In connection with such extension fee, the Company issued an unsecured promissory note of $690,000 (the “Note”) to the Payee. At the Payee’s discretion, the promissory note may be converted into private placement units upon completion of the Business Combination at a conversion price of $10.00 per unit, each consisting of one ordinary share and one right.

As of March 31, 2026 and December 31, 2025, the outstanding balance under the promissory notes – related parties amounted to $990,000.

Amount Due to Related Party

Amount due to related party represents advancement made by the sponsor to the Company to pay formation expenses, a portion of the expenses of the IPO, and the Company’s ongoing operational expense. As of March 31, 2026 and December 31, 2025, the Company had amount due to related party amounted to $571,134 and $354,484, respectively.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Working Capital Notes

In addition, in order to meet with the Company’s working capital needs following the consummation of this offering or to extend the Company’s life, the Company’s founders, officers and directors or their affiliates/designees may, but are not obligated to, loan the Company funds, from time to time or at anytime, in whatever amount they deem reasonable in their sole discretion. The notes would either be paid upon consummation of our initial Business Combination, without interest, or, at the lender’s discretion, up to $2,500,000 of the notes may be converted upon consummation of our Business Combination into working capital units (“the Working Capital Units”) at a price of $10.00 per unit in addition to the convertible notes in connection with the potential extensions.

On May 18, 2026, the Company issued a promissory note (the “Working Capital Note”) to the Sponsor, under which the Sponsor agreed to loan the Company up to $850,000 to be used for a portion of the working capital. This loan is non-interest bearing, unsecured and is due at the earlier of (i) the consummation of the Company’s initial business combination or (ii) the date of expiry of the term of the Company. The Sponsor, as the payee, has the right, but not the obligation, to convert the note, in whole or in part, into Working Capital Units of the Company, that are identical to the Private Units issued by the Company in the Private Placement consummated simultaneously with the Company’s IPO, subject to certain exceptions, by providing the Company with written notice of the intention to convert at least two business days prior to the closing of a business combination. The number of Working Capital Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

Administrative Support Services

Commencing on the date that the Company’s securities are first listed on NASDAQ through the earlier of consummation of the Company’s initial Business Combination and liquidation, the Company will pay an affiliate of Sponsor a total of $10,000 per month for office space, administrative and support services.

On February 5, 2025, upon the approval of the Board and Audit Committee of the Company, the Company and the Sponsor agreed to waive full payment of the Administrative Service Fee.

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares and private units, units issuable upon the conversion of certain working capital notes and any underlying securities will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring the Company to register such securities for resale. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Company had granted the underwriter a 45-day option from the date of the IPO to purchase up to an additional 900,000 Option Units to cover over-allotments, if any. On November 21, 2024, the underwriters exercised the over-allotment option in full. The Company has agreed to pay an underwriting discount of 1.5% of the gross proceeds of the IPO, or $900,000 (or up to $1,035,000 if the underwriters’ over-allotment is exercised in full) to the underwriters at the closing of the IPO in addition to the issuance of the Representative Shares. $900,000 was paid at the closing of the IPO on November 18, 2024. In connection with the issuance and sales of the Option Units, additional $135,000 was paid on November 21, 2024.

Representative Shares

The Company has agreed to issue to the underwriter 210,000 Representative Shares (or up to 241,500 Representative Shares if the underwriters’ over-allotment option is exercised in part or in full), upon the consummation of the IPO. These shares were registered in the registration statement on Form S-1 in connection with the IPO. In connection with the IPO, the Company issued 210,000 Representative Shares to the underwriter with a fair value of $297,045. In connection with the issuance and sales of the Option Units, the Company issued additional 31,500 Representative Shares to the underwriter with a fair value of $44,557.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

The underwriter has agreed not to transfer, assign or sell any Representative Shares until the completion of the Company’s initial Business Combination. In addition, the underwriter has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the periods of time.

The Representative Shares are subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering pursuant to FINRA Rule 5110(e)(1). Pursuant to this FINRA lock-up, these securities cannot be sold, transferred, assigned, pledged or hypothecated or the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days from the commencement of sales of this offering except as permitted under FINRA Rule 5110(e)(2), including to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons or affiliates. These securities have resale registration rights including three demand (one at the Company’s expense and two at the underwriter’s expense) and unlimited “piggy-back” rights at any time, and from time to time.

Note 8 — Shareholders’ Equity

Preference Share

The Company is authorized to issue 10,000,000 shares of preferred share, with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2026 and December 31, 2025, there were no preference shares issued or outstanding.

Ordinary Share

The Company is authorized to issue 490,000,000 ordinary shares, with a par value of $0.0001 per share.

On March 21, 2023, the Company issued one ordinary share of a par value of $0.0001 to the Sponsor without consideration.

On July 26, 2024, the Sponsor acquired 1,725,000 Founder Shares (up to 225,000 of which are subject to forfeiture) at a price of approximately 0.0145 per share for an aggregate of $25,000 and surrendered one ordinary share. All share amounts have been retroactively restated to reflect this issuance. On August 2, 2024, Sponsor transferred (i) to each independent director nominee 20,000 Founder Shares, in the aggregate amount of 60,000 Founder Shares, and (ii) to Chief Financial Officer, 10,000 Founder Shares, all at the original purchase price when the Sponsor acquired such shares. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on November 19, 2024, no Founder Shares are currently subject to forfeiture

As of March 31, 2026 and December 31, 2025, there were 2,180,000 ordinary shares issued and outstanding, excluding 3,502,404 shares subject to redemption and 178,285 shares subject to possible redemption as of March 31, 2026, and 6,900,000 shares subject to possible redemption as of December 31, 2025.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

Shareholders of ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable share exchange rules, the affirmative vote of a majority of the Company’s issued and outstanding ordinary shares that are voted at a shareholder meeting (in person or by proxy) is required to approve any such matter voted on by the Company’s shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Company’s amended and restated memorandum and articles of association; such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

The Company’s board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The Company’s shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Rights

As of March 31, 2026 and December 31, 2025, there were 7,113,500 rights outstanding, 6,900,000 of which are publicly traded. Among these, 213,500 rights were issued as part of 213,500 Private Units, which have not yet been separated.

Each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of the Company initial Business Combination, even if the holder of such right redeemed all ordinary shares held by it in connection with the initial Business Combination or an amendment to the Company’s amended and restated memorandum and articles of association with respect to our pre-business combination activities. In the event the Company will not be the surviving company upon completion of its initial Business Combination, each right will automatically be converted to receive the kind and amount of securities or properties of the surviving entity that each one-tenth of an ordinary share underlying each right is entitled to upon consummation of the Business Combination, subject to any dissenter rights under the applicable law. No additional consideration will be required to be paid by a holder of rights in order to receive its additional ordinary shares upon consummation of an initial Business Combination. The shares issuable upon the conversion of the rights will be freely tradable (except to the extent held by the Company’s affiliates). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with a conversion of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Companies Act and any other applicable law. As a result, the holders hold rights in multiples of ten in order to receive shares for all of your rights upon closing of a business combination. If the Company is unable to complete an initial business combination within the required time period and liquidate the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Additionally, in no event will be required to net cash settle the rights. Accordingly, the rights may expire worthless.

The Company shall reserve such amount of its profits or share premium in order to pay up the par value of each share issuable in respect of the rights.

Note 9 — Segment information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying unaudited condensed financial statements using the retrospective method of adoption.

Horizon Space Acquisition II Corp.

Notes To Unaudited Condensed Financial Statements

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
	(Unaudited)	(Unaudited)
Professional services fee in connection with Business Combination	$(109,150)	$(142,800)
Other formation and operating costs	(255,755)	(110,679)
Total formation and operating costs	(364,905)	(253,479)
Interest earned on investment held in Trust Account	588,076	726,071
Interest expense	(252,293)	-
Net income	$(29,122)	$472,592

The key measures of segment profit or loss reviewed by our CODM are interest earned on investment in Trust Account and formation and operating expenses. The CODM reviews interest earned on investment in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within formation and operating costs, the CODM specifically reviews professional service fees in connection with the business combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other formation and operating costs, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

Note 10 — Subsequent Events

The Company’s management reviewed all material events that have occurred after the balance sheet date through the date when the financial statements were issued. Based on the review, except for the subsequently issued extension deposit and notes mentioned in Note 1 and Working Capital Note mentioned in Note 5, the Company did not identify any other subsequent events that would require adjustment or disclosure in the financial statements.

On June 12, 2026, the Company consummated the Business Combination with SLBio ursuant to the Business Combination Agreement. Upon Completion of the Business Combination, the Company became a wholly owned subsidiary of PubCo.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Horizon Space Acquisition II Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Horizon Space Acquisition II Corp. (the “Company”) as of December 31, 2025 and 2024, the related statements of operations, shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before April 18, 2026 (or up to February 18, 2027 if fully extended). There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to April 18, 2026 (or up to February 18, 2027 if fully extended), if at all. The Company also has no approved plan in place to extend the business combination deadline beyond April 18, 2026 (or up to February 18, 2027 if fully extended) and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York NY

April 8, 2026

HORIZON SPACE ACQUISITION II CORP.

BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31, 2025	December 31, 2024

Assets
Current Assets
Cash	$7,917	$646,720
Prepaid expense	21,614	73,490
Total Current Assets	29,531	720,210

Investment held in Trust Account	72,924,060	69,344,530

Total Assets	$72,953,591	$70,064,740

Liabilities, Ordinary Shares Subject to Possible Redemptions and Shareholders’ (Deficit) Equity
Current Liabilities
Promissory notes, related parties	$990,000	$-
Amount due to related party	354,484	254,484
Other payable and accrued expenses	4,696	14,851
Total Current Liabilities	1,349,180	269,335

Total Liabilities	1,349,180	269,335

Commitments and Contingencies (Note 6)

Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 6,900,000 shares subject to possible redemption at $10.57 and $10.05 per share as of December 31, 2025 and 2024, respectively.*	72,924,060	69,344,530

Shareholder’s (Deficit) Equity :
Preferred share, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 2,180,000 shares issued and outstanding as of December 31, 2025 and 2024 (excluding 6,900,000 shares subject to possible redemption)*	218	218
Additional paid-in capital	-	312,035
(Accumulated deficit) retained earnings	(1,319,867)	138,622
Total Shareholder’s (Deficit) Equity	(1,319,649)	450,875
Total Liabilities Ordinary Shares Subject to Possible Redemptions and Shareholder’s (Deficit) Equity	$72,953,591	$70,064,740

*	As of the date of the issuance of these financial statements, 213,500 private placement units (Note 4) and 343,933 public placement units (Note 3) have not been separated into their relevant components

The accompanying notes are an integral part of these financial statements.

HORIZON SPACE ACQUISITION II CORP.

STATEMENTS OF OPERATIONS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024

Formation and operating costs	$1,080,524	$201,653
Loss from operations	(1,080,524)	(201,653)

Other income
Interest and dividend income on investments held in Trust	2,889,530	344,530
Net income	1,809,006	142,877

Weighted average shares outstanding of redeemable ordinary shares	6,900,000	805,479
Basic and diluted net income per share, ordinary shares	$0.32	$2.67
Weighted average shares outstanding of non-redeemable ordinary shares	2,180,000	1,776,618
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.20)	$(1.13)

The accompanying notes are an integral part of these financial statements.

HORIZON SPACE ACQUISITION II CORP.

STATEMENTS OF SHAREHOLDER’S DEFICIT

(Currency expressed in United States Dollars (“US$”), except for number of shares)

					Additional		(Accumulated) Deficit	Total Shareholder’s
	Preferred Shares		Ordinary Shares		Paid-in	Subscription	Retained	(Deficit)
	Shares	Amount	Shares	Amount	Capital	Receivable	Earning	Equity
Balance as of December 31, 2023	-	$-	1,725,000	$173	24,827	$(25,000)	$(4,255)	$(4,255)
Received proceed from subscription receivable	-	-	-	-	-	25,000	-	25,000
Sale of public units through public offering, including over-allotment	-	-	6,900,000	690	68,999,310	-	-	69,000,000
Sale of private placement units*	-	-	200,000	20	1,999,980	-	-	2,000,000
Sale of private placement units, over-allotment*	-	-	13,500	1	134,999	-	-	135,000
Issuance of representative shares			241,500	24	341,578	-	-	341,602
Underwriters’ discount	-	-	-	-	(1,035,000)	-	-	(1,035,000)
Other offering expenses	-	-	-	-	(809,819)	-	-	(809,819)
Reclassification of ordinary shares subject to redemption	-	-	(6,900,000)	(690)	(68,095,410)	-	-	(68,096,100)
Allocation of offering costs to ordinary shares subject to redemption	-	-	-	-	1,806,783	-	-	1,806,783
Initial accretion of carrying value to redemption value	-	-	-	-	(2,710,683)	-	-	(2,710,683)
Subsequent accretion of carrying value to redemption value	-	-	-	-	(344,530)	-	-	(344,530)
Net income	-	-	-	-	-	-	142,877	142,877
Balance as of December 31, 2024	-	-	2,180,000	218	312,035	-	138,622	450,875
Accretion of carrying value to redemption value	-	-	-	-	(312,035)	-	(3,267,495)	(3,579,530)
Net income	-	-	-	-	-	-	1,809,006	1,809,006
Balance as of December 31, 2025	-	$-	2,180,000	$218	$-	$-	$(1,319,867)	$(1,319,649)

*	As of the date of the issuance of these financial statements, 213,500 private placement units (Note 4) have not been separated into their relevant components

The accompanying notes are an integral part of these financial statements.

HORIZON SPACE ACQUISITION II CORP.

STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Cash Flows from Operating Activities:
Net income	$1,809,006	$142,877
Adjustments to reconcile net income to net cash provided by operating activities:
Dividend and interest income on Trust Account	(2,889,530)	(344,530)
Changes in operating assets and liabilities:
Prepaid expense	51,876	(73,490)
Accrued expense	(10,155)	164,678
Net Cash Used in Operating Activities	(1,038,803)	(110,465)

Cash flows from investing activities:
Investment held in Trust Account	-	(69,000,000)
Extension fee deposited into Trust Account	(690,000)	-
Net Cash Used in Financing Activities	(690,000)	(69,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units, including over-allotment, net of underwriters’ discount	-	67,965,000
Proceeds from sale of private placement units, including over-allotment	-	2,135,000
Proceed from promissory notes, related parties	990,000	-
Advances from related party	100,000	-
Payment of offering costs	-	(342,815)
Net Cash Provided by Financing Activities	1,090,000	69,757,185

Net Change in Cash	(638,803)	646,720

Cash at beginning of the year	646,720	-
Cash, end of the year	$7,917	$646,720

Supplemental Disclosure of Cash Flow Information:
Accrued expense paid by Sponsor	$-	$129,082
Deferred offering costs paid by Sponsor for settlement of subscription receivable	$-	$25,000
Deferred offering costs paid by Sponsor	$-	$125,402
Issuance of representative shares	$-	$341,602
Reclassification of ordinary shares subject to redemption	$-	$68,096,100
Initial accretion of carrying value for public shares to redemption value	$-	$2,710,683
Subsequent accretion of carrying value for public shares to redemption value	$3,579,530	$344,530
Allocation of offering costs to ordinary shares subject to redemption	$-	$1,806,783

The accompanying notes are an integral part of these financial statements.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Note 1 — Organization, Business Operation and Going Concern Consideration

Horizon Space Acquisition II Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on March 21, 2023 (“Inception”). The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has selected December 31 as its fiscal year end.

As of December 31, 2025, the Company had not commenced any operations. For the period from March 21, 2023 (inception) through December 31, 2025, the Company’s efforts have been limited to organizational activities as well as activities related to the initial public offering, identifying a target company for a Business Combination and completing the SL Bio Business Combination (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and/or interest income from the proceeds derived from the IPO (as defined below) and private placement (“Private Placement,” see Note 4).

The Company’s founder and sponsor is Horizon Space Acquisition II Sponsor Corp., a Cayman Islands company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through IPO and the Private Placement.

On November 18, 2024, the Company consummated its initial public offering (the “IPO”) of 6,000,000 units (“Units”). Each unit consists of one ordinary share, and one right to receive one-tenth (1/10) of one ordinary share. Each ten rights entitle the holder thereof to receive one ordinary share upon the consummation of the Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $60,000,000. On November 19, 2024, the underwriter notified the Company of its exercise of the over-allotment option in full to purchase additional 900,000 Units of the Company (the “Over-Allotment Option”). As a result, on November 21, 2024, 900,000 Units were sold to the underwriter at an offering price of $10.00 per Option Unit (the “Option Units” and together with the Units, collectively, the “Public Units”), generating gross proceeds of $9,000,000. (refer to Note 3)

Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement (“Private Placement”) of 200,000 units (the “Initial Private Units”) to the Sponsor, at a price of $10.00 per Initial Private Unit, generating total proceeds of $2,000,000, which is described in Note 4. Simultaneously with the issuance and sale of the Option Units, the Company completed a private placement sale of additional 13,500 units (the “Additional Private Units” and together with the Initial Private Units, collectively, the “Private Units”) to the Sponsor at a purchase price of $10.00 per Additional Private Unit, generating gross proceeds of $135,000.

Transaction costs amounted to aggregated total of $1,844,819, consisting of $1,035,000 of underwriting commissions which was paid in cash at the closing date of the IPO, and upon the exercise of the overallotment option, $341,602 of the Representative Shares (discussed in the below), and $468,217 of other offering costs. At the IPO date, cash of $939,635 was held outside of the Trust Account (as defined below) and is available for the payment of accrued offering costs and for working capital purposes.

In conjunction with the IPO, the Company issued to the underwriter 210,000 ordinary shares for no consideration (the “Representative Shares”). The fair value of the Representative Shares accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs. The fair value of the Representative Shares was estimated by using Black Scholes model as of the IPO date totaled $297,045. In connection with the exercised of the underwriter’s over-allotment option, the Company issued additional 31,500 Representative Shares to the underwriter with fair value of $44,557.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding interest income earned on the Trust Account that is released to the Company to pay taxes) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete such Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Upon the closing of the IPO, management has agreed that the net proceeds of the IPO and the sale of the Private Units, $10.00 per unit will be placed into a U.S.-based Trust Account (“Trust Account”) maintained by Wilmington Trust, N.A., acting as trustee, and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay the Company’s tax obligations and liquidation expenses up to $50,000, the proceeds from the IPO and the sale of the Private Units that are deposited in the Trust Account will not be released from the Trust Account until the earliest to occur of:(a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the Business Combination by April 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate the Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the extraordinary general meeting (the “Extension EGM”) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (c) the redemption of the public shares if the Company is unable to complete the Business Combination by April 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate a Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the Extension EGM (the “Combination Period”), subject to applicable law. Although the Company will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities the Company engages execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Company’s public shareholders, the proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer.

The ordinary shares subject to redemption accredited to the redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standard Board’s (FASB) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company has determined that the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding sharesvotes are voted in favor of the Business Combination. If the Company cannot complete a Business Combination by April 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate a Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the Extension EGM, unless the Company extends such period pursuant to its amended and restated memorandum and articles of association, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of income taxes payable, and less up to $50,000 of interest to pay liquidation expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to public rights or private rights. The rights will expire worthless if the Company fails to complete a Business Combination by April 18, 2026 (or up to February 18, 2027 if the Company extends the period of time to consummate a Business Combination by the full amount of time) as amended on February 13, 2026 pursuant to the Extension EGM.

Extension Deposit and Notes

Pursuant to the terms of the Company’s memorandum and articles of association, in order to extend the time available for the Company to consummate its initial Business Combination, the Sponsor or designees, must deposit into the Trust Account for each three months extension, $690,000 as the underwriter’s over-allotment option had been exercised in full ($0.10 per share in either case), up to an aggregate of $1,380,000, on or prior to the date of the applicable deadline. As of December 31, 2025, an aggregate of $690,000 was deposited into the Trust Account for the Company’s public shareholders, which extended the deadline to consummate a Business Combination to February 18, 2026.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Pursuant to the amendment to the amended and restated memorandum and articles of association approved in the extraordinary general meeting held on February 13, 2026 (the “Charter Amendment”) of the Company, the Company has until February 18, 2026 to complete its initial business combination. However, the Company may extend the period of time to consummate a business combination up to twelve times, each by an additional one-month extension, up to February 18, 2027, subject to the Sponsor and/or its designee, depositing the lesser of (i) $50,000 for all remaining public shares and (ii) $0.033 for each remaining public share (the “Extension Fee”) into the Trust Account.

On February 18, 2026, and March 13, 2026, an aggregate of $100,000 (in two installments of $50,000 each) was deposited into the Trust Account for the Company’s public shareholders by William Wang, the Chief Executive Officer of SL BIO, to extend the period for the Company to consummate its initial Business Combination to April 18, 2026. In connection with these deposits, the Company issued unsecured promissory notes with an aggregate principal amount of $100,000 to William Wang on February 18, 2026 and March 17, 2026, respectively.

Business Combination

On May 9, 2025, the Company entered into a business combination agreement (the “Business Combination Agreement”) with SL Science Holding Limited, a Cayman Islands exempted company (“PubCo”), CW Mega Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub I”), WW Century Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub II”), and SL Bio Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”), pursuant to which, among other things, (i) Merger Sub I will merge with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “SL Bio Business Combination”). In connection with the SL Bio Business Combination, PubCo filed with the SEC a registration statement on Form F-4 (File No. 333-292214), which was declared effective on January 13, 2026 (as amended and supplemented, the “Form F-4”), and the Company filed a definitive proxy statement (as amended and supplemented, the “Proxy Statement”) for the solicitation of proxies in connection with an extraordinary general meeting of the Company’s shareholders on January 13, 2026.

Going Concern Consideration

As of December 31, 2025, the Company had cash of $7,917 and working capital deficit of $1,319,649. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case, subject to compliance with applicable securities laws, the Company may issue additional securities or incur debt prior to or in connection with such Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements - Going Concern, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in addressing this uncertainty is through the Working Capital Loans, as defined below (see Note 5). Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company currently has no commitments in place to receive such financing and there is no assurance that the Company’s plans to raise capital will be successful. In addition, if the Company is unable to complete a Business Combination by April 18, 2026 (or up to February 18, 2027 if fully extended), unless further extended, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern for a period within one year after the date that the accompanying financial statements are issued. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Risks and Uncertainties

As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart The Company’s Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements of the Company in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $7,917 and $646,720 in cash as of December 31, 2025 and 2024, respectively, and did not have any cash equivalents as of December 31, 2025 and 2024.

Investment Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of an investment in money market fund that invest in U.S government treasury obligations and generally have a readily determinable fair value. Gains and losses resulting from the change in fair value of these securities are included in income on Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

As of December 31, 2025 and 2024, the Trust Account had balance of $72,924,060 and $69,344,530, respectively. Earnings on these trading securities are included in interest earned on investments held in the Trust Account in the accompanying statements of operations. Income earned on these investments were fully reinvested into the Trust and therefore considered as an adjustment to reconcile net income (loss) to net cash used in operating activities in the condensed statements of cash flows. For the years ended December 31, 2025 and 2024, there were $2,889,530 and 344,530 of interest and dividend income recognized, respectively.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less interest income and unrealized gain or loss on investments in trust account less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31, 2025 and 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then shared in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Years ended	For the Years ended
	December 31,	December 31,
	2025	2024
Net income	$1,809,006	$142,877
Initial accretion of carrying value to redemption value	-	(2,710,683)
Accretion of carrying value to redemption value	(3,579,530)	(344,530)
Net loss including accretion of carrying value of redemption value	$(1,770,524)	$(2,912,336)

Horizon Space Acquisition II Corp.

Notes To Financial Statements

	For the Year Ended
	December 31, 2025
		Non-
	Redeemable	Redeemable
	Common	Common
	Stock	Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(1,345,442)	$(425,082)
Accretion of carrying value to redemption value	3,579,530	-
Allocation of net income/(loss)	$2,234,088	$(425,082)

Denominators:
Weighted-average shares outstanding	6,900,000	2,180,000
Basic and diluted net income/ (loss) per share	$0.32	$(0.20)

	For the Year Ended
	December 31, 2024
		Non-
	Redeemable	Redeemable
	Common	Common
	Stock	Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(908,497)	$(2,003,839)
Initial accretion of carrying value to redemption value	2,710,683	-
Accretion of carrying value to redemption value	344,530	-
Allocation of net income/(loss)	$2,146,716	$(2,003,839)

Denominators:
Weighted-average shares outstanding	805,479	1,776,618
Basic and diluted net income/ (loss) per share	$2.67	$(1.13)

Ordinary shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s public shares feature certain redemption rights that are outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2025, 6,900,000 ordinary shares subject to possible redemption are presented at the redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Share Rights

The Company accounts for the Public Rights and private placement rights issued in connection with the IPO and the Private Placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned values.

Share-Based Compensation

The Company accounts for the share-based compensation issued to the underwriter under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the offering costs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2025 and 2024, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2025 and 2024, the assets held in the Trust Account were held in treasury funds. All of the Company’s investments held in the Trust Account are classified as trading securities.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2025		December 31, 2024
	Level	Fair value	Level	Fair value

Assets:
Investments held in Trust Account	1	72,924,060	1	69,344,530

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Income Taxes

The Company accounts for income taxes under ASC740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified Cayman Islands as its only “major” tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on March 21, 2023, the evaluation was performed for 2023, 2024, and 2025 tax year which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

The Company’s tax provision was deemed to be de minimis for the period presented. The Company is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recently adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosure (“ASU 2023-09”), which enhances the transparency and usefulness of income tax disclosures. ASU 2023-09 will be effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company early adopted the ASU 2023-09 on January 1, 2025 on a prospective basis, and the adoption does not have a material impact on its financial statements.

Recently issued accounting standards which have not yet been adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, in each relevant expense caption. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance; however, the Company does not expect a material impact on its financial statements.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 18, 2024, the Company sold 6,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one ordinary share, and one right to receive one-tenth (1/10) of one ordinary share. Each ten rights entitle the holder thereof to receive one ordinary share upon the consummation of the Business Combination. The Company has also granted the underwriters a 45-day option to purchase up to an additional 900,000 Option Units to cover over-allotments, if any. On November 19, 2024, the underwriter notified the Company of its exercise of the over-allotment option in full to purchase additional 900,000 Option Units of the Company. On November 21, 2024, 900,000 Option Units were sold to the underwriter at an offering price of $10.00 per Option Unit, generating gross proceeds of $9,000,000. As of December 31, 2025, 343,933 Public Units have not been separated into their relevant components.

All of the 6,900,000 public shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such public shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association, or in connection with the Company’s liquidation. In accordance with the Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2025 and 2024, the amounts of ordinary shares reflected on the balance sheet are reconciled in the following table.

	Share	Amount
Gross proceeds from the IPO	6,900,000	$69,000,000
Less:
Gross Proceeds from the IPO allocated to public rights	-	(903,900)
Offering costs of public shares	-	(1,806,783)
Plus:
Initial accretion of carrying value to redemption value	-	2,710,683
Subsequent accretion of carrying value to redemption value	-	344,530
Ordinary shares subject to possible redemption, December 31, 2024	6,900,000	69,344,530
Accretion of carrying value to redemption value	-	3,579,530
Ordinary shares subject to possible redemption, December 31, 2025	6,900,000	$72,924,060

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 200,000 Initial Private Units at a price of $10.00 per Initial Private Units for an aggregate purchase price of $2,000,000. Each Initial Private Unit was identical to the Public Units sold in the IPO, except as described below. Simultaneously with the closing of the Option Units on November 21, 2024, the Company consummated the sale of additional 13,500 Additional Private Units to the Sponsor at a price of $10.00 per Additional Private Unit, generating total proceeds of $135,000. As of the date of the issuance of these financial statements, 213,500 Private Units have not been separated into their relevant components.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

The Sponsor has agreed to waive its redemption rights with respect to its Private Placement shares (i) in connection with the consummation of a Business Combination, (ii) in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem100% of the Company’s public shares if the Company does not complete the Company’s initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period or if the Company liquidates prior to the expiration of the Combination Period. However, the Sponsor will be entitled to redemption rights with respect to any public shares held by it if the Company fails to consummate a Business Combination or liquidate within the Combination Period.

The Sponsor has agreed not to transfer, sell or assign the Private Units and the underlying securities until the consummation of the Company’s initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On March 21, 2023, the Company issued 1 ordinary shares of a par value of $0.0001 to the Sponsor without consideration. On July 26, 2024, the Sponsor acquired 1,725,000 ordinary shares (“Founder Shares”) for a purchase price of $25,000, or approximately $0.0145 per share and surrendered 1 ordinary share, all share amounts have been retroactively restated to reflect this issuance and surrender of 1 ordinary shares. On August 2, 2024, Sponsor transferred (i) to each independent director nominee 20,000 Founder Shares, in the aggregate amount of 60,000 Founder shares, and (ii) to Chief Financial Officer, 10,000 Founder Shares, all at the original purchase price of $0.0145 per share when the Sponsor acquired such shares.

As of November 18, 2024, there were 1,725,000 Founder Shares issued and outstanding, amount with up to 225,000 Founder Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On November 21, 2024, the underwriters exercised their over-allotment option in full, all 225,000 Founder Shares were no longer subject to forfeiture.

The Founder Shares are designated as ordinary shares and are identical to the Private Placement shares except for the following (a) the Founder Shares must be voted in favor of any proposed Business Combination and cannot vote for amendments that would prevent public shareholders from converting or selling their shares in connection with a Business Combination, (b) the Founder Shares cannot be converted into cash from the Trust Account in connection with a shareholder vote to approve the initial Business Combination or amend shareholders’ rights or pre-Business Combination activity. They do not participate in liquidating distributions if a Business Combination is not consummated; and (c) the Founder Shares cannot be transferred, assigned, or sold until the earlier of nine months after the initial Business Combination or upon certain triggering events (e.g., liquidation, merger). If the share price exceeds $12.00 for 20 out of 30 trading days post-Business Combination, the lock-up is released.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Promissory Notes — Related Parties

On July 25, 2024, the Company entered into a promissory note agreement (“Promissory Note Agreement”), pursuant which the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the IPO. As of December 31, 2025 and 2024, the Company had not drawn any amounts under the Promissory Note Agreement.

On July 5, 2025, the Company issued unsecured promissory notes in the principal of $300,000 to its Sponsor, to provide additional working capital. The promissory note bears no interest and is payable on the earlier of the consummation of a Business Combination or the Company’s termination date. At the Sponsor’s discretion, the promissory note may be converted into private placement units upon completion of the Business Combination at a conversion price of $10.00 per unit, each consisting of one ordinary share and one right. The proceeds were funded via wire transfer on July 7, 2025.

As of December 31, 2025 and 2024, the Company had drawn $300,000 and $0 on this promissory note.

On November 17, 2025, an aggregate of $690,000 of the extension fee was deposited into the Trust Account for the Company’s public shareholders (the “Extension Payment”) by a designee of the Sponsor (the “Payee”), which enables the Company to extend the period of time it has to consummate its initial business combination by three months from November 18, 2025 to February 18, 2026. In connection with such extension fee, the Company issued an unsecured promissory note of $690,000 (the “Note”) to the Payee. At the Payee’s discretion, the promissory note may be converted into private placement units upon completion of the Business Combination at a conversion price of $10.00 per unit, each consisting of one ordinary share and one right.

Amount Due to Related Party

Amount due to related party represents advancement made by the sponsor to the Company to pay formation expenses, a portion of the expenses of the IPO, and the Company’s ongoing operational expense. As of December 31, 2025 and 2024, the Company had amount due to related party amounted to $354,484 and $254,484, respectively.

Working Capital Loans

In addition, in order to meet with the Company’s working capital needs following the consummation of this offering or to extend the Company’s life, the Company’s founders, officers and directors or their affiliates/designees may, but are not obligated to, loan the Company funds, from time to time or at anytime, in whatever amount they deem reasonable in their sole discretion. Each loan (“Working Capital Loans”) would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial Business Combination, without interest, or, at the lender’s discretion, up to $2,500,000 of the notes may be converted upon consummation of our Business Combination into working capital units (“the Working Capital Units”) at a price of $10.00 per unit in addition to the convertible notes in connection with the potential extensions. The Company’s shareholders have approved the issuance of the units and underlying securities upon conversion of such notes, to the extent the holder wishes to so convert them at the time of the consummation of the initial Business Combination. If the Company does not complete a Business Combination, the loans will not be repaid.

The Working Capital Units would be identical to the Private Units sold in the Private Placement. The terms of such loans by the Sponsor or its affiliates, if any, have not been determined and no written agreements exist with respect to such loans.

As of December 31, 2025 and 2024, the Company had no borrowings under the Working Capital Loans.

Administrative Support Services

Commencing on the date that the Company’s securities are first listed on NASDAQ through the earlier of consummation of the Company’s initial Business Combination and liquidation, the Company will pay an affiliate of Sponsor a total of $10,000 per month for office space, administrative and support services.

On February 5, 2025, upon the approval of the Board and Audit Committee of the Company, the Company and the Sponsor agreed to waive full payment of the Administrative Service Fee.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares and private units, units issuable upon the conversion of certain working capital loans and any underlying securities will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring the Company to register such securities for resale. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Underwriters Agreement

The Company had granted the underwriter a 45-day option from the date of the IPO to purchase up to an additional 900,000 Option Units to cover over-allotments, if any. On November 21, 2024, the underwriters exercised the over-allotment option in full. The Company has agreed to pay an underwriting discount of 1.5% of the gross proceeds of the IPO, or $900,000 (or up to $1,035,000 if the underwriters’ over-allotment is exercised in full) to the underwriters at the closing of the IPO in addition to the issuance of the Representative Shares. $900,000 was paid at the closing of the IPO on November 18, 2024. In connection with the issuance and sales of the Option Units, additional $135,000 was paid on November 21, 2024.

Representative Shares

The Company has agreed to issue to the underwriter 210,000 Representative Shares (or up to 241,500 Representative Shares if the underwriters’ over-allotment option is exercised in part or in full), upon the consummation of the IPO. These shares were registered in the registration statement on Form S-1 in connection with the IPO. In connection with the IPO, the Company issued 210,000 Representative Shares to the underwriter with a fair value of $297,045. In connection with the issuance and sales of the Option Units, the Company issued additional 31,500 Representative Shares to the underwriter with a fair value of $44,557.

The underwriter has agreed not to transfer, assign or sell any Representative Shares until the completion of the Company’s initial Business Combination. In addition, the underwriter has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the periods of time.

The Representative Shares are subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering pursuant to FINRA Rule 5110(e)(1). Pursuant to this FINRA lock-up, these securities cannot be sold, transferred, assigned, pledged or hypothecated or the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days from the commencement of sales of this offering except as permitted under FINRA Rule 5110(e)(2), including to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons or affiliates. These securities have resale registration rights including three demand (one at the Company’s expense and two at the underwriter’s expense) and unlimited “piggy-back” rights at any time, and from time to time.

Note 7 — Shareholders’ Equity

Preference Share

The Company is authorized to issue 10,000,000 shares of preferred share, with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2025 and 2024, there were no preference shares issued or outstanding.

Ordinary Share

The Company is authorized to issue 490,000,000 ordinary shares, with a par value of $0.0001 per share.

On March 21, 2023, the Company issued one ordinary share of a par value of $0.0001 to the Sponsor without consideration.

On July 26, 2024, the Sponsor acquired 1,725,000 Founder Shares (up to 225,000 of which are subject to forfeiture) at a price of approximately 0.0145 per share for an aggregate of $25,000 and surrendered one ordinary share. All share amounts have been retroactively restated to reflect this issuance. On August 2, 2024, Sponsor transferred (i) to each independent director nominee 20,000 Founder Shares, in the aggregate amount of 60,000 Founder Shares, and (ii) to Chief Financial Officer, 10,000 Founder Shares, all at the original purchase price when the Sponsor acquired such shares. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on November 19, 2024, no Founder Shares are currently subject to forfeiture

Horizon Space Acquisition II Corp.

Notes To Financial Statements

As of December 31, 2025 and 2024, there were 2,180,000 ordinary shares issued and outstanding, excluding 6,900,000 shares subject to possible redemption as of each respective date.

Shareholders of ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable share exchange rules, the affirmative vote of a majority of the Company’s issued and outstanding ordinary shares that are voted at a shareholder meeting (in person or by proxy) is required to approve any such matter voted on by the Company’s shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Company’s amended and restated memorandum and articles of association; such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

The Company’s board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The Company’s shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Rights

As of December 31, 2025 and 2024, there were 7,113,500 rights outstanding, 6,900,000 of which are publicly traded. Among these, 213,500 rights were issued as part of 213,500 Private Units, which have not yet been separated.

Each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of the Company initial Business Combination, even if the holder of such right redeemed all ordinary shares held by it in connection with the initial Business Combination or an amendment to the Company’s amended and restated memorandum and articles of association with respect to our pre-business combination activities. In the event the Company will not be the surviving company upon completion of its initial Business Combination, each right will automatically be converted to receive the kind and amount of securities or properties of the surviving entity that each one-tenth of an ordinary share underlying each right is entitled to upon consummation of the Business Combination, subject to any dissenter rights under the applicable law. No additional consideration will be required to be paid by a holder of rights in order to receive its additional ordinary shares upon consummation of an initial Business Combination. The shares issuable upon the conversion of the rights will be freely tradable (except to the extent held by the Company’s affiliates). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with a conversion of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Companies Act and any other applicable law. As a result, the holders hold rights in multiples of ten in order to receive shares for all of your rights upon closing of a business combination. If the Company is unable to complete an initial business combination within the required time period and liquidate the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Additionally, in no event will be required to net cash settle the rights. Accordingly, the rights may expire worthless.

The Company shall reserve such amount of its profits or share premium in order to pay up the par value of each share issuable in respect of the rights.

Horizon Space Acquisition II Corp.

Notes To Financial Statements

Note 8 — Segment information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements using the retrospective method of adoption.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Year ended December 31, 2025	For the Year ended December 31, 2024
Professional services fee in connection with Business Combination	$(737,134)	$-
Other formation and operating costs	(343,390)	(201,653)
Total formation and operating costs	(1,080,524)	(201,653)
Interest earned on investment held in Trust Account	2,889,530	344,530
Net income	$1,809,006	$142,877

The key measures of segment profit or loss reviewed by our CODM are interest earned on investment in Trust Account and formation and operating expenses. The CODM reviews interest earned on investment in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within formation and operating costs, the CODM specifically reviews professional service fees in connection with the business combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other formation and operating costs, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

Note 9 — Subsequent Events

The Company’s management reviewed all material events that have occurred after the balance sheet date through the date when the financial statements were issued. Based on the review, except as extension deposit and Notes mentioned in note 1 and disclosed below, the Company did not identify any subsequent events that would require adjustment or disclosure in the financial statements.

On May 9, 2025, the Company entered into a Business Combination Agreement with SL Science Holding Limited (“PubCo”), its wholly owned subsidiaries, and SL BIO Ltd., pursuant to which a series of mergers will be effected resulting in the Company and SL BIO becoming wholly owned subsidiaries of PubCo, and the Company’s shareholders receiving PubCo ordinary shares. In connection with the Business Combination, on March 24, 2026, PubCo entered into subscription agreements with certain investors for a private placement (the “PIPE Financing”) of 780,000 units at $10.00 per unit for aggregate gross proceeds of $7,800,000. Each unit consists of one PubCo ordinary share and one preferred share, with each preferred share convertible into one-third of one PubCo ordinary share six months following the closing of the Business Combination.

In connection with the Business Combination EGM on February 13, 2026, an aggregate of 3,219,311 ordinary shares of HSPT were redeemed for $34,221,276 on March 17, 2026. In addition, in connection with the Business Combination EGM on February 12, 2026, 3,502,404 ordinary shares of HSPT were submitted for redemption, which will be redeemed upon and following the consummation of the Business Combination.

From January through March 2026, the Sponsor advanced an aggregate of $210,000 to the Company to fund working capital and operating expenses.

On June 12, 2026, the Company consummated the Business Combination with SLBio ursuant to the Business Combination Agreement. Upon Completion of the Business Combination, the Company became a wholly owned subsidiary of PubCo.